THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN DECLARED EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-42770

                SUBJECT TO COMPLETION. DATED SEPTEMBER 29, 2000.

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 14, 2000.

                                   5,500,000 Shares

                                     [LOGO]
                        MILLENNIUM PHARMACEUTICALS, INC.

                                  Common Stock
                                  -----------

    The common stock is listed on the Nasdaq National Market under the symbol "MLNM". The last reported sale price of the common stock on the Nasdaq National Market on September 28, 2000 was $156.98 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE COMMON STOCK.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to public.....................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to Millennium....................   $          $

    To the extent that the underwriters sell more than 5,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 825,000 shares from Millennium at the initial price to public less the underwriting discount.

                                 --------------

    The underwriters expect to deliver the shares against payment in New York,
New York on October   , 2000.

                                 --------------

                   JOINT LEAD MANAGERS AND JOINT BOOK-RUNNERS

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
                                  -----------

  ROBERTSON STEPHENS                                  CREDIT SUISSE FIRST BOSTON
                                  -----------

                 Prospectus Supplement dated October   , 2000.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

                                  STOCK SPLIT

    On September 7, 2000, our board of directors approved a two-for-one split of our common stock in the form of a stock dividend. The distribution date for this stock dividend will be October 4, 2000. On the dividend distribution date, stockholders of record on September 27, 2000 will receive one additional share of common stock for each share held on September 27, 2000. References to our shares of common stock in this preliminary prospectus supplement do not give effect to this stock split. The dividend distribution date will occur prior to the closing of this offering. Accordingly, investors in this offering will purchase a number of shares and do so at a purchase price that gives effect to this two-for-one stock split. In the definitive prospectus supplement we will revise the number of shares that we are offering and the offering price to give effect to this two-for-one stock split.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY CONTAINS A GENERAL SUMMARY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION AND DOES NOT GIVE EFFECT TO THE TWO-FOR-ONE STOCK SPLIT IN THE FORM OF A STOCK DIVIDEND FOR WHICH THE DISTRIBUTION DATE IS OCTOBER 4, 2000.

                        MILLENNIUM PHARMACEUTICALS, INC.

    Our goal is to become the biopharmaceutical company of the future by building on our broad scientific and technological capabilities and methods, which we call our "technology platform," to develop breakthrough drugs and predictive medicine products and services. We use many of the same elements of our technology platform throughout our business, from the discovery of disease-related genes, to the development of drugs to specifically address these diseases, to the management of patients affected by these diseases. As a result, we speak of our technological approach as being applicable from "gene to patient." We have entered into research, development and commercialization arrangements with major pharmaceutical and biotechnology companies relating to a broad range of therapeutic and predictive medicine products and services. These alliances provide us with the opportunity to receive royalties and profit sharing, if we and our alliance partners are successful in developing and commercializing products. In addition, these alliances provide substantial funding for our research and development and the continued enhancement of our technology platform.

    We were incorporated in Delaware in 1993. Our principal executive offices are located at 75 Sidney Street, Cambridge, MA 02139 and our telephone number is
(617) 679-7000. Unless the context otherwise requires, the terms "Millennium," "we," "us" and "our" refer to Millennium Pharmaceuticals, Inc. and its subsidiaries.

                                  THE OFFERING

Common stock offered......................       5,500,000 shares
Common stock to be outstanding after the
  offering................................       104,775,421 shares
Use of proceeds...........................       For working capital and other general corporate
                                                 purposes. See "Use of Proceeds."
Nasdaq National Market Symbol.............       MLNM

    The above information regarding shares to be outstanding after the offering excludes shares issuable upon exercise of our outstanding options and warrants and conversion of our outstanding convertible notes.

                                  RISK FACTORS

    IF YOU PURCHASE SHARES OF OUR COMMON STOCK, YOU WILL TAKE ON FINANCIAL RISK. IN DECIDING WHETHER TO INVEST, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE ADDITIONAL INFORMATION IN OUR OTHER REPORTS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND IN OTHER DOCUMENTS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS.

                                REGULATORY RISKS

WE HAVE NOT YET RECEIVED MARKETING APPROVAL FOR ANY PRODUCT OR SERVICE RESULTING FROM OUR DEVELOPMENT EFFORTS AND MAY NOT BE ABLE TO OBTAIN ANY SUCH APPROVAL.

    We have completed development of only one product candidate, CAMPATH-Registered Trademark- monoclonal antibody, which we developed in our partnership with ILEX Oncology, Inc. This partnership only recently applied to the U.S. Food and Drug Administration for approval to market this product. It is possible that the FDA will not grant this marketing approval. As of August 31, 2000, we and our alliance partners were conducting clinical trials of six product candidates resulting from our research and development programs, including additional clinical trials of CAMPATH-Registered Trademark- monoclonal antibody, and preclinical testing of approximately ten product candidates resulting from these programs.

    All of the products that we are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy, often taking a number of years, and expensive. In some cases, the length of time that it takes for us to achieve various regulatory approval milestones affects the payments that we are eligible to receive under our strategic alliance agreements.

    We may need to successfully address a number of technological challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

WE HAVE ONLY LIMITED EXPERIENCE IN REGULATORY AFFAIRS, AND SOME OF OUR PRODUCTS MAY BE BASED ON NEW TECHNOLOGIES; THESE FACTORS MAY AFFECT OUR ABILITY OR THE TIME WE REQUIRE TO OBTAIN NECESSARY REGULATORY APPROVALS.

    We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals which may affect our ability to obtain these approvals. Moreover, certain of the products that are likely to result from our research and development programs may be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

             RISKS RELATING TO OUR INDUSTRY, BUSINESS AND STRATEGY

BECAUSE DISCOVERING DRUGS BASED UPON GENOMICS IS NEW, IT IS POSSIBLE THAT THIS DISCOVERY PROCESS WILL NOT RESULT IN COMMERCIAL PRODUCTS OR SERVICES.

    The process of discovering drugs based upon genomics is new and evolving rapidly. We focus our genomics research primarily on diseases that may be linked to several or many genes working in combination. Both we and the general scientific and medical communities have only a limited understanding relating to the role of genes and their products in these diseases. To date, we have not commercialized any products or services, and we may not be successful in doing so in the future. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

OUR PLAN TO GROW THROUGH ACQUISITIONS OF OTHER COMPANIES WILL NOT BE SUCCESSFUL IF WE ARE UNABLE TO INTEGRATE ACQUIRED COMPANIES WITH OUR OTHER OPERATIONS OR IF THE TECHNOLOGY OR PERSONNEL OF ACQUIRED COMPANIES DO NOT MEET OUR EXPECTATIONS.

    We completed our merger with LeukoSite, Inc. on December 22, 1999. In addition, on July 27, 2000 we acquired the business of Cambridge Discovery Chemistry Limited, a subsidiary of Oxford Molecular Group plc. We may not be able to successfully integrate or profitably manage these businesses. In addition, the combination of our business with these businesses may not achieve revenues, net income or loss levels, efficiencies or synergies that justify the merger. The combined company may experience slower rates of growth as compared to the historical rates of growth of Millennium and these businesses independently. We plan to make additional acquisitions in the future, which will entail similar risks.

COMPETITION FOR SCIENTIFIC AND MANAGERIAL PERSONNEL IN OUR INDUSTRY IS INTENSE; WE WILL NOT BE ABLE TO SUSTAIN OUR OPERATIONS AND GROW IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY PERSONNEL.

    Our success substantially depends on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, our business and operating results could be seriously harmed.

    In addition, our future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS AND SERVICES BEFORE OR MORE SUCCESSFULLY THAN WE DO.

    The fields of genomics, biotechnology and pharmaceuticals are highly competitive. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. As a result, our competitors may identify genes associated with diseases or discover, develop and commercialize products or services based on such genes before we do. In addition, our competitors may discover, develop and commercialize products or services which render non-competitive or obsolete the products or services that we or our strategic alliance partners are seeking to develop and commercialize.

WE MAY NOT BE ABLE TO OBTAIN BIOLOGICAL MATERIAL, INCLUDING HUMAN AND ANIMAL DNA SAMPLES, REQUIRED FOR OUR GENETIC STUDIES, WHICH COULD DELAY OR IMPEDE OUR DRUG DISCOVERY EFFORTS.

    Our gene identification strategy includes genetic studies of families and populations prone to particular diseases. These studies require the collection of large numbers of DNA samples from affected individuals, their families and other suitable populations as well as animal models. The availability of DNA samples and other biological material is important to our ability to discover the genes responsible for human diseases through human genetic approaches and other studies.

Competition for these resources is intense. Access to suitable populations, materials and samples could be limited by forces beyond our control, including governmental actions. Some of our competitors may have obtained access to significantly more family and population resources and biological materials than we have obtained. As a result, we may not be able to obtain access to DNA samples necessary to support our human gene discovery programs.

  RISKS RELATING TO OUR FINANCIAL RESULTS AND STRUCTURE AND NEED FOR FINANCING

WE HAVE INCURRED SUBSTANTIAL LOSSES AND EXPECT TO CONTINUE TO INCUR LOSSES. WE WILL NOT BE SUCCESSFUL UNLESS WE REVERSE THIS TREND.

    We have incurred losses in four of the last six years and in the six months ended June 30, 2000. We expect to continue to incur substantial operating losses in future periods. To date, substantially all of our revenues have resulted from payments from strategic alliance partners. We have not received any revenues from the sale of products or clinical or diagnostic services.

    We expect to increase our spending significantly as we continue to expand our infrastructure, research and development programs and commercialization activities. As a result, we will need to generate significant revenues to pay these costs and achieve profitability. We cannot be certain whether or when we will become profitable because of the significant uncertainties with respect to our ability to generate revenues from the sale of products and services and from existing and potential future strategic alliances.

OUR SUBSTANTIAL INDEBTEDNESS MAY ADVERSELY AFFECT OUR CASH FLOW AND OPERATIONS AND BE DIFFICULT FOR US TO REPAY, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT IN US.

    We have substantial amounts of outstanding indebtedness, primarily $124,907,000 of 5.50% convertible subordinated notes due January 15, 2007. We also may obtain additional long-term debt and working capital lines of credit. As a result of this indebtedness, we have substantial principal and interest payment obligations. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

    Our substantial leverage could have significant negative consequences, including:

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing;

    - requiring the dedication of a substantial portion of our cash from operations to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including capital expenditures;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

    - placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

WE MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN. OUR FAILURE TO OBTAIN NECESSARY FINANCING OR DOING SO ON UNATTRACTIVE TERMS COULD ADVERSELY AFFECT OUR DISCOVERY AND DEVELOPMENT PROGRAMS AND OTHER OPERATIONS.

    We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products. We will also require substantial funds to meet our obligations to our strategic alliance partners and maximize the prospective benefits to us from these alliances, manufacture and market any products and services that are approved for commercial sale and meet our debt service obligations. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

    If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our discovery or development programs. We could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

                 RISKS RELATING TO STRATEGIC ALLIANCE PARTNERS

WE DEPEND SIGNIFICANTLY ON OUR STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON OUR WORK. OUR BUSINESS MAY SUFFER IF ANY OF OUR STRATEGIC ALLIANCE PARTNERS BREACHES ITS AGREEMENT OR FAILS TO SUPPORT OR TERMINATES ITS ALLIANCE WITH US.

    We conduct most of our discovery and development activities through strategic alliances. The success of these programs depends heavily on the efforts and activities of our strategic alliance partners. Each of our alliance partners has significant discretion in determining the efforts and resources that they will apply to the alliance. Our existing and any future alliances may not be scientifically or commercially successful.

    The risks that we face in connection with these alliances include:

    - All of our strategic alliance agreements are subject to termination under various circumstances, including, in many cases, on short notice without cause.

    - In our strategic alliance agreements, we generally agree not to conduct specified types of research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development we may pursue, either alone or in collaboration with third parties.

    - Our alliance partners may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the alliance with us.

    - Our alliance partners may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries.

    - We will rely on our alliance partners to manufacture most products covered by our alliances. For example, Becton Dickinson has the sole right to develop, manufacture and commercialize our Melastatin-TM- gene detection product. Therefore, we cannot control the timing of the introduction of this product.

WE MAY NOT BE SUCCESSFUL IN ESTABLISHING ADDITIONAL STRATEGIC ALLIANCES, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES.

    An important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate alliance partners. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

                    RISKS RELATING TO INTELLECTUAL PROPERTY

IF WE ARE UNABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES, THE VALUE OF OUR TECHNOLOGY AND PRODUCTS WILL BE ADVERSELY AFFECTED. IF WE INFRINGE PATENT OR OTHER INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WE MAY NOT BE ABLE TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS AND SERVICES OR THE COST OF DOING SO MAY INCREASE.

    Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific and factual questions.

    Our ability to develop and commercialize products and services depends in significant part on our ability to:

    - obtain patents;

    - obtain licenses to the proprietary rights of others on commercially reasonable terms;

    - operate without infringing upon the proprietary rights of others;

    - prevent others from infringing on our proprietary rights; and

    - protect trade secrets.

THERE IS SIGNIFICANT UNCERTAINTY ABOUT THE VALIDITY AND PERMISSIBLE SCOPE OF GENOMICS PATENTS IN OUR INDUSTRY, WHICH MAY MAKE IT DIFFICULT FOR US TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES.

    The validity and permissible scope of patent claims in the pharmaceutical and biotechnology fields, including the genomics field, involve important unresolved legal principles and are the subject of public policy debate in the United States and abroad. For example, there is significant uncertainty both in the United States and abroad regarding the patentability of gene sequences in the absence of functional data and the scope of patent protection available for full-length genes and partial gene sequences. Moreover, certain groups have made certain gene sequences available in publicly accessible databases. These and other disclosures may adversely affect our ability to obtain patent protection for gene sequences claimed by us in patent applications that we file subsequent to such disclosures. There is also some uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

THIRD PARTIES MAY OWN OR CONTROL PATENTS OR PATENT APPLICATIONS AND REQUIRE US TO SEEK LICENSES, WHICH COULD INCREASE OUR DEVELOPMENT AND COMMERCIALIZATION COSTS, OR PREVENT US FROM DEVELOPING OR MARKETING OUR PRODUCTS OR SERVICES.

    We may not have rights under some patents or patent applications related to our proposed products, processes or services. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, to develop, manufacture, sell or import certain of our proposed products, processes or services, we or our alliance partners may choose to seek, or be required to seek, licenses under third party patents issued in the United States and abroad or those that might issue from United States and foreign patent applications. In such event, we would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our alliance partners may not be able to develop, manufacture, sell or import these products, processes or services.

    With respect to our product candidate LDP-01, we are aware of third party patents and patent applications which relate to certain anti-CD18 antibodies and their use in various methods of treatment including methods of reperfusion therapy and methods of treating focal ischemic stroke. In addition, our LDP-01, LDP-02, and CAMPATH-Registered Trademark- product candidates are humanized monoclonal antibodies. We are aware of third party patents and patent applications which relate to certain humanized or modified antibodies, products useful for making humanized or modified antibodies, and processes for making and using humanized or modified antibodies. We are also aware of third party patents and patent applications relating to certain manufacturing processes, products thereof and materials useful in such processes.

    Our product candidates LDP-341 and LDP-519 are small molecule drug candidates. With respect to LDP-341, we are aware of third party patents or patent applications which relate to either intermediates or synthetic processes used in the synthesis of this compound. Additionally, for the use of LDP-341 and LDP-519 in the treatment of infarctions we are aware of the existence of a potentially interfering patent application filed by one of our former consultants.

WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER PROCEEDINGS, WHICH COULD RESULT IN OUR INCURRING SUBSTANTIAL COSTS AND EXPENSES OR SUBSTANTIAL LIABILITY FOR DAMAGES OR REQUIRE US TO STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

    There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that we hold patent applications that cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent these genes.

    The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our alliance partners may be enjoined from developing, manufacturing, selling or importing our products, processes or services without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

    Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

          RISKS RELATING TO PRODUCT MANUFACTURING, MARKETING AND SALES

BECAUSE MANY OF THE PRODUCTS AND SERVICES THAT WE DEVELOP WILL BE BASED ON NEW TECHNOLOGIES AND THERAPEUTIC APPROACHES, THE MARKET MAY NOT BE RECEPTIVE TO THESE PRODUCTS AND SERVICES UPON THEIR INTRODUCTION.

    The commercial success of our products and services that are approved for marketing will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. Many of the products and services that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products and services, particularly the first products and services that we introduce to the market based on new technologies and therapeutic approaches.

BECAUSE WE HAVE NO SALES, MARKETING OR DISTRIBUTION EXPERIENCE AND CAPABILITIES, WE WILL DEPEND ON THIRD PARTIES TO SUCCESSFULLY PERFORM THESE FUNCTIONS ON OUR BEHALF OR WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO DEVELOP THESE CAPABILITIES.

    We have no sales, marketing or distribution experience and capabilities. We plan to rely significantly on sales, marketing and distribution arrangements with our strategic alliance partners and other third parties for the products and services that we are developing. For example, our partnership that holds CAMPATH-Registered Trademark- monoclonal antibody will rely solely upon Schering AG and its U.S. affiliate, Berlex Laboratories, for the marketing, distribution and sale of the CAMPATH-Registered Trademark- product throughout the world other than the Far East. If in the future we elect to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including the need to recruit experienced marketing and sales personnel.

BECAUSE WE HAVE LIMITED MANUFACTURING CAPABILITIES, WE WILL BE DEPENDENT ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE PRODUCTS FOR US OR WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO ESTABLISH OUR OWN MANUFACTURING FACILITIES AND CAPABILITIES.

    We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products and services, apply for regulatory approvals and, ultimately, commercialize any products and services, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

    We currently rely upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also expect to rely upon other third parties, including our strategic alliance partners, to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. Our partnership with ILEX Oncology relies on Boehringer Ingelheim as the sole source manufacturer of CAMPATH-Registered Trademark- monoclonal antibody.

    There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. As a result, we have experienced some difficulty finding manufacturers for our products with adequate capacity for our anticipated future needs. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

    Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

    We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES.

    The availability and levels of reimbursement by governmental and other third party payors affect the market for any pharmaceutical product or healthcare service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the

European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products and services profitably if reimbursement is unavailable or limited in scope or amount.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our alliance partners obtain marketing approvals for our products and services, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

ETHICAL, LEGAL AND SOCIAL ISSUES RELATED TO GENETIC TESTING MAY CAUSE OUR DIAGNOSTIC PRODUCTS TO BE REJECTED BY CUSTOMERS OR PROHIBITED OR CURTAILED BY GOVERNMENTAL AUTHORITIES.

    Diagnostic tests that evaluate genetic predisposition to disease raise issues regarding the use and confidentiality of the information provided by such tests. Insurance carriers and employers might discriminate on the basis of such information, resulting in a significant barrier to the acceptance of such tests by customers. This type of discrimination could cause governmental authorities to prohibit or limit the use of such tests.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD LEAD TO LOSSES BY INVESTORS.

    Our stock may be subject to substantial price volatility, which may prevent you from reselling our common stock at or above the price you paid in this offering. The value of your investment could decline due to the effect of any of the following factors upon the market price of our common stock:

    - announcements of technological innovations or new commercial products by us or our competitors;

    - disclosure of results of clinical testing or regulatory proceedings;

    - governmental regulation and approvals;

    - developments in patent or other proprietary rights, including as a result of any public policy concerns;

    - public concerns as to the safety of products developed by us;

    - our financial results; and

    - general market conditions.

    In addition, stock markets, particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies, including biotechnology companies, have been highly volatile. These fluctuations have often been unrelated to the operating performance of these companies. Fluctuations such as these may affect the market price of our common stock.

THE PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT THE SALE OF OUR COMPANY AND DIMINISH THE VOTING RIGHTS OF THE HOLDERS OF OUR COMMON STOCK.

    There are provisions in our certificate of incorporation and by-laws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control would result in the purchase of your shares at a premium to the market price. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders.

    Our charter documents contain other provisions that could have an anti-takeover effect, including:

    - only one of the three classes of directors is elected each year;

    - stockholders have limited ability to remove directors;

    - stockholders cannot take actions by written consent;

    - stockholders cannot call a special meeting of stockholders; and

    - stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

    In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus supplement and the documents incorporated by reference in the accompanying prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, such as statements concerning:

    - our growth and future operating results;

    - the discovery and development of products;

    - developments in our markets and strategic focus;

    - new products;

    - potential acquisitions and our integration of acquired businesses, products and technologies;

    - our strategic alliances;

    - our intellectual property;

    - our manufacturing, marketing, sales and distribution capabilities; and

    - future economic, business and regulatory conditions.

    We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus supplement under the caption "Risk Factors" and in the documents that we incorporate by reference in the accompanying prospectus. You should read these factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference in the accompanying prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds we will receive from this common stock offering will be approximately $830,562,875 million, after deducting the estimated underwriting discount and offering expenses and assuming a public offering price of $156.98 per share. If the underwriters exercise their over-allotment option to purchase additional shares of common stock in full, we estimate that the net proceeds will be approximately $955,214,806 million. We intend to use the net proceeds from this common stock offering for working capital and other general corporate purposes, including:

    - financing our growth;

    - accelerating the expansion of our technology platform;

    - developing our products, including conducting advanced preclinical testing and human clinical trials;

    - capital expenditures made in the ordinary course of business; and

    - acquisitions of businesses, products and technologies that complement or expand our business, including by sponsoring research and development by third parties in exchange for rights to products or technologies.

    We have no current plans, commitments or agreements with respect to any acquisitions and may not make any acquisitions. Pending the intended use of the net proceeds, we intend to invest the net proceeds in short term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "MLNM." The following table reflects the range of the reported high and low closing sale prices on the Nasdaq National Market for the periods indicated. All price data have been adjusted to give effect to a two-for-one stock split effected in the form of a stock dividend on April 18, 2000, but do not give effect to the two-for-one stock split in the form of a stock dividend for which the distribution date is October 4, 2000.

                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDING DECEMBER 31, 1998
  First quarter.............................................  $ 11.14     $ 8.88
  Second quarter............................................     9.50       9.07
  Third quarter.............................................     9.35       5.29
  Fourth quarter............................................    12.94       7.38

YEAR ENDING DECEMBER 31, 1999
  First quarter.............................................  $ 19.07     $12.72
  Second quarter............................................    20.19      15.00
  Third quarter.............................................    38.71      18.38
  Fourth quarter............................................    70.85      31.13

YEAR ENDING DECEMBER 31, 2000
  First quarter.............................................  $157.28     $58.23
  Second quarter............................................   144.19      52.38
  Third quarter through (September 28, 2000)................   156.98      96.25

    On September 28, 2000, the closing price per share of our common stock was $156.98, as reported on the Nasdaq National Market, and we had approximately 539 stockholders of record.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and we anticipate that we will continue to retain any earnings for the foreseeable future for use in the operation of our business and that we will not pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth, as of June 30, 2000:

    - our actual capitalization;

    - our capitalization on a pro forma basis to give effect to (1) the conversion into common stock, after June 30, 2000, of $275,093,000 of outstanding principal amount of our convertible notes, (2) our payment of an aggregate of $49,332,000 in cash to the holders of such notes in consideration of their elections to convert their notes and (3) the reclassification of deferred financing costs of $6,889,000 related to these notes to additional paid-in capital; and

    - our capitalization on a pro forma as adjusted basis to give effect to the matters described in the previous bullet point and the sale by us of the 5,500,000 shares of common stock we are offering by this prospectus supplement, after deducting the estimated underwriting discount and offering expenses payable by us and assuming a public offering price of $156.98 per share.

    The outstanding common stock information excludes shares of common stock issuable upon the exercise of outstanding options and warrants and conversion of outstanding convertible notes.

    The following table has been adjusted to give effect to a two-for-one stock split effected in the form of a stock dividend on April 18, 2000, but does not give effect to the two-for-one stock split in the form of a stock dividend for which the dividend distribution date is October 4, 2000.

    This information should be read in conjunction with our consolidated financial statements and the related notes that we have incorporated by reference in the accompanying prospectus.

                                                                     JUNE 30, 2000
                                                          -----------------------------------
                                                                         PRO       PRO FORMA
                                                           ACTUAL       FORMA     AS ADJUSTED
                                                          ---------   ---------   -----------
                                                                    (IN THOUSANDS)
                                                                      (UNAUDITED)
Cash:
Cash, cash equivalents and marketable securities........  $ 644,750   $ 595,418   $ 1,425,981
                                                          =========   =========   ===========
Long-term liabilities:
Capital lease obligations, net of current portion.......  $  28,053   $  28,053   $    28,053
5.5% Convertible Subordinated Notes due January 15,
  2007..................................................    400,000     124,907       124,907
                                                          ---------   ---------   -----------
Total long-term liabilities.............................    428,053     152,960       152,960
                                                          ---------   ---------   -----------
Stockholders' equity:
Preferred Stock, $0.001 par value; 5,000 shares
  authorized, none issued or outstanding, actual, pro
  forma and pro forma as adjusted.......................         --          --            --
Common Stock, $0.001 par value; 500,000 shares
  authorized; 93,676 shares issued and outstanding,
  actual; 96,945 shares issued and outstanding, pro
  forma; and 102,445 shares issued and outstanding, pro
  forma as adjusted.....................................         94          97           102
Additional paid-in capital..............................    943,598   1,211,799     2,042,356
Deferred compensation...................................     (1,731)     (1,731)       (1,731)
Notes receivable from officers..........................       (523)       (523)         (523)
Accumulated other comprehensive loss....................     (1,146)     (1,146)       (1,146)
Accumulated deficit.....................................   (509,801)   (559,133)     (559,133)
                                                          ---------   ---------   -----------
Total stockholders' equity..............................    430,491     649,363     1,479,925
                                                          ---------   ---------   -----------
Total capitalization....................................  $ 858,544   $ 802,323   $ 1,632,885
                                                          =========   =========   ===========

                                  UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                      Underwriters                         Number of Shares
                      ------------                         ----------------
Goldman, Sachs & Co......................................
Morgan Stanley & Co. Incorporated........................
Robertson Stephens, Inc..................................
Credit Suisse First Boston Corporation...................
                                                               ---------
  Total..................................................      5,500,000
                                                               =========

    If the underwriters sell more shares than the total set forth in the table above, the underwriters have an option to buy up to an additional 825,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                               Paid By the Issuer

                                                 No Exercise    Full Exercise
                                                 ------------   -------------
Per share......................................    $               $
  Total........................................    $               $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be
sold at a discount of up to $      per share from the initial price to public.
Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to
$      per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

    We and our directors and executive officers have agreed, for a period of 90 days from the date of this prospectus supplement, not to, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of common stock, or any securities convertible into or exercisable for common stock. However, Goldman, Sachs & Co. has agreed to permit us to issue, sell, offer or agree to sell shares of our common stock or any securities that are convertible into or exercisable for shares of our common stock within 90 days after the date of this prospectus supplement under certain circumstances in connection with mergers, acquisitions, other business combinations or strategic alliances and pursuant to our existing equity incentive plans. Goldman, Sachs & Co., in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    The common stock is quoted on the Nasdaq National Market under the symbol "MLNM".

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common stock from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $450,000.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Action of 1933.

    The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for us for which they have received, and may receive, customary fees and expenses.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                 $1,000,000,000

                        MILLENNIUM PHARMACEUTICALS, INC.

                                  Common Stock
                                Preferred Stock
                                Debt Securities
                                    Warrants

                                ---------------

    We may from time to time issue up to $1,000,000,000 aggregate principal amount of common stock, preferred stock, debt securities and/or warrants. We will specify in the accompanying prospectus supplement the terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

                              --------------------

    INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 2.

                              --------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

    This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

                              --------------------

                       Prospectus dated August 14, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------

About this Prospectus.......................................      1
Millennium Pharmaceuticals, Inc.............................      1
Risk Factors................................................      2
Special Note Regarding Forward-Looking Information..........      2
Ratio of Earnings to Fixed Charges..........................      3
Use of Proceeds.............................................      3
The Securities We May Offer.................................      4
Description of Common Stock and Preferred Stock.............      5
Description of Debt Securities..............................      9
Description of Warrants.....................................     14
Legal Ownership of Securities...............................     16
Plan of Distribution........................................     20
Experts.....................................................     22
Validity of Securities......................................     22
Where You Can Find More Information.........................     22
Incorporation of Certain Documents by Reference.............     23

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

                        MILLENNIUM PHARMACEUTICALS, INC.

    Our goal is to become the biopharmaceutical company of the future by building on our broad scientific and technological capabilities and methods, which we call our "technology platform," to develop breakthrough drugs and predictive medicine products and services. Predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions about drug treatment and other aspects of patient care.

    We use many of the same elements of our technology platform throughout our business, from the discovery of disease-related genes, to the development of drugs to specifically address these diseases, to the management of patients affected by these diseases. As a result, we speak of our technological approach as being applicable from "gene to patient." We continually seek to expand our technology platform in an effort to increase the speed of drug discovery and development and improve the resulting drugs.

    We have entered into research, development and commercialization arrangements, which we call "strategic alliances," with major pharmaceutical and biotechnology companies relating to a broad range of therapeutic and predictive medicine products and services. These alliances provide us with the opportunity to receive royalties and profit sharing, if we and our alliance partners are successful in developing and commercializing products. In addition, these alliances provide substantial funding for our research and development and the continued enhancement of our technology platform.

    We were incorporated in Delaware in 1993. Our principal executive offices are located at 75 Sidney Street, Cambridge, MA 02139 and our telephone number is
(617) 679-7000. Our world wide web address is www.mlnm.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

    The Millennium Pharmaceuticals name and logo and the names of products and services offered by Millennium Pharmaceuticals are trademarks, registered trademarks, service marks or registered service marks of Millennium Pharmaceuticals. Unless the context otherwise requires, the terms "Millennium," "we," "us" and "our" refer to Millennium Pharmaceuticals, Inc. and its subsidiaries.

                                  RISK FACTORS

    Investing in our securities involves risk. Please see the risk factors described in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus, any prospectus supplement, and the documents incorporated by reference in this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, such as statements concerning:

    - our growth and future operating results;

    - the discovery and development of products;

    - developments in our markets and strategic focus;

    - new products;

    - potential acquisitions and our integration of acquired businesses, products and technologies;

    - our strategic alliances;

    - our intellectual property;

    - our manufacturing, marketing, sales and distribution capabilities; and

    - future economic, business and regulatory conditions.

    We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "will," "could" or "may," or other words that convey uncertainty of future events or outcomes to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from the results indicated by the forward-looking statements that we include or incorporate by reference in this prospectus. These important factors include, among others, the factors that we identify in the documents we incorporate by reference in this prospectus. See "Risk Factors." You should read these factors and the other cautionary statements that we make in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements that we make in this prospectus and in the documents we incorporate by reference.

                       RATIO OF EARNINGS TO FIXED CHARGES

    We present below the ratio of our earnings to our fixed charges. Earnings consist of net income (loss) from operations before minority interest plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest and a deemed preferred dividend in 1999 and the six months ended June 30, 2000. The amounts for the year ended December 31, 1999 include a charge for in process research and development for $350,503,000 recorded in connection with the merger with LeukoSite, Inc. For the year ended December 31, 1999 and the six months ended June 30, 2000, earnings include a deemed preferred stock dividend.

    The pro forma amounts for the year ended December 31, 1999 give effect to our merger with LeukoSite, Inc. as if it had occurred on January 1, 1999. The pro forma amounts exclude a charge for in process research and development for $350,503,000. Except for the year ended December 31, 1995, earnings are inadequate to cover fixed charges.

                                                    YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------
                                  1994       1995       1996       1997       1998       1999
                                --------   --------   --------   --------   --------   ---------
                                                     (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed
  charges.....................       --      1.51          --          --        --           --
                                =======      ====     =======    ========   =======    =========
Coverage deficiency...........  $(6,372)       --     $(8,768)   $(84,632)  $(3,841)   $(381,884)
                                =======      ====     =======    ========   =======    =========

                                  PRO FORMA          SIX MONTHS
                                  YEAR ENDED           ENDED
                                 DECEMBER 31,         JUNE 30,
                                --------------   ------------------
                                     1999               2000
                                --------------   ------------------
                                      (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed
  charges.....................           --                 --
                                  =========          =========
Coverage deficiency...........    $(110,175)         $(114,418)
                                  =========          =========

                                USE OF PROCEEDS

    Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for working capital and other general corporate purposes, including:

    - financing our growth;

    - accelerating the expansion of our technology platform;

    - developing our products, including conducting advanced preclinical testing and human clinical trials;

    - capital expenditures made in the ordinary course of business; and

    - acquisitions of businesses, products and technologies that complement or expand our business, including by sponsoring research and development by third parties in exchange for rights to products or technologies.

    We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

                          THE SECURITIES WE MAY OFFER

    The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include in the prospectus supplement information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

    We may sell from time to time, in one or more offerings:

    - common stock;

    - preferred stock;

    - debt securities; and/or

    - warrants to purchase any of the securities listed above.

    In this prospectus, we will refer to the common stock, preferred stock, debt securities and warrants collectively as "securities." The total dollar amount of all securities that we may issue will not exceed $1,000,000,000.

    If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

    This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

    The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our charter and bylaws that are incorporated by reference into the registration statement which includes this prospectus. The General Corporation Law of Delaware may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any series of these securities in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any common stock or preferred stock we offer under that prospectus supplement may differ from the terms we describe below.

    Under our charter our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2000, we had 93,676,416 shares of common stock outstanding and no shares of preferred stock outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

COMMON STOCK

    VOTING. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on our books. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock, of which there currently is none, persons who hold more than 50% of the outstanding common stock entitled to elect members of our board of directors can elect all of the directors who are up for election in a particular year.

    DIVIDENDS. If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

    LIQUIDATION AND DISSOLUTION. If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

    OTHER RIGHTS AND RESTRICTIONS. Holders of our common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock which we may designate in the future. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

    LISTING.  Our common stock is listed on the Nasdaq National Market.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for our common stock is Boston EquiServe, L.P.

PREFERRED STOCK

    GENERAL. Our charter authorizes our board of directors to issue preferred stock in one or more series and to determine the voting rights, dividend rights, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each series of preferred stock. We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in the certificate of designation relating to that series. We will incorporate by reference as an exhibit to the registration statement which includes this prospectus the form of any certificate of designation which describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. This description will include:

    - the title and stated value;

    - the number of shares we are offering;

    - the liquidation preference per share;

    - the purchase price;

    - the dividend rate, period and payment date, and method of calculation for dividends;

    - whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

    - the procedures for any auction and remarketing, if any;

    - the provisions for a sinking fund, if any;

    - the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

    - any listing of the preferred stock on any securities exchange or market;

    - whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

    - whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

    - voting rights, if any, of the preferred stock;

    - preemption rights, if any;

    - restrictions on transfer, sale or other assignment, if any;

    - whether interests in the preferred stock will be represented by depositary shares;

    - a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

    - the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

    - any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

    - any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

    When we issue shares of preferred stock under this prospectus, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

    VOTING RIGHTS. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

    OTHER. The preferred stock could have other rights, including economic rights senior to our common stock, so that the issuance of the preferred stock could adversely affect the market value of our common stock. The issuance of the preferred stock may also have the effect of delaying, deferring or preventing a change in control of us without any action by the stockholders.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on the capital stock.

    The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS

    BUSINESS COMBINATIONS. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

    STAGGERED BOARD. Our charter provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

    SUPERMAJORITY VOTES REQUIRED. The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or bylaws, unless a corporation's charter or bylaws, as the case may be, requires a greater percentage. Our charter and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior paragraph.

    LIMITATION OF LIABILITY; INDEMNIFICATION. Our charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any shareholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our charter provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our charter further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, by a majority of the board of directors or by our chief executive officer, and in no event may the stockholders call a special meeting.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. The bylaws also include a similar requirement for making nominations for directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

                         DESCRIPTION OF DEBT SECURITIES

    The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

    We will issue the senior notes under the senior indenture which we will enter into with a trustee to be named in the senior indenture. We will issue the subordinated notes under the subordinated indenture which we will enter into with a trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term "indentures" to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term "debenture trustee" to refer to either the senior trustee or the subordinated trustee, as applicable.

    The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

    We conduct some of our operations through our subsidiaries. Our rights and the rights of our creditors, including holders of debt securities, to the assets of any subsidiary of ours upon that subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. Our subsidiaries' creditors would include trade creditors, debt holders, secured creditors and taxing authorities. Except as we may provide in a prospectus supplement, neither the debt securities nor the indentures restrict us or any of our subsidiaries from incurring indebtedness.

GENERAL

    We will describe in each prospectus supplement the following terms relating to a series of notes:

    - the title;

    - any limit on the amount that may be issued;

    - whether or not we will issue the series of notes in global form, the terms and who the depository will be;

    - the maturity date;

    - the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

    - whether or not the notes will be secured or unsecured, and the terms of any secured debt;

    - the terms of the subordination of any series of subordinated debt;

    - the place where payments will be payable;

    - our right, if any, to defer payment of interest and the maximum length of any such deferral period;

    - the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

    - the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of notes;

    - whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

    - whether we will be restricted from incurring any additional indebtedness;

    - a discussion on any material or special United States federal income tax considerations applicable to the notes;

    - the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

    - any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

CONVERSION OR EXCHANGE RIGHTS

    We will set forth in the prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of notes receive would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

    The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

    The following are events of default under the indentures with respect to any series of notes that we may issue:

    - if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

    - if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

    - if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

    - if specified events of bankruptcy, insolvency or reorganization occur as to us.

    If an event of default with respect to notes of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

    The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

    Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the notes of that series, provided that:

    - the direction so given by the holder is not in conflict with any law or the applicable indenture; and

    - subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

    A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

    - the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

    - the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

    - the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.

    These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

    We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

    We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

    - to fix any ambiguity, defect or inconsistency in the indenture; and

    - to change anything that does not materially adversely affect the interests of any holder of notes of any series.

    In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding notes affected:

    - extending the fixed maturity of the series of notes;

    - reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any notes; or

    - reducing the percentage of notes, the holders of which are required to consent to any amendment.

DISCHARGE

    Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

    - register the transfer or exchange of debt securities of the series;

    - replace stolen, lost or mutilated debt securities of the series;

    - maintain paying agencies;

    - hold monies for payment in trust;

    - compensate and indemnify the trustee; and

    - appoint any successor trustee.

    In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

FORM, EXCHANGE, AND TRANSFER

    We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See "Legal Ownership of Securities" for a further description of the terms relating to any book-entry securities.

    At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

    Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

    We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

    If we elect to redeem the notes of any series, we will not be required to:

    - issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

    - register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

PAYMENT AND PAYING AGENTS

    Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

    We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, will we make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

    All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

GOVERNING LAW

    The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

SUBORDINATION OF SUBORDINATED NOTES

    The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

                            DESCRIPTION OF WARRANTS

    The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

GENERAL

    We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities.

    We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We will enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $50,000,000. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

    We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

    - the offering price and aggregate number of warrants offered;

    - the currency for which the warrants may be purchased;

    - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

    - if applicable, the date on and after which the warrants and the related securities will be separately transferable;

    - in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

    - in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

    - the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

    - the terms of any rights to redeem or call the warrants;

    - any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

    - the dates on which the right to exercise the warrants will commence and expire;

    - the manner in which the warrant agreement and warrants may be modified;

    - federal income tax consequences of holding or exercising the warrants;

    - the terms of the securities issuable upon exercise of the warrants; and

    - any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

    Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

    - in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

    - in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

EXERCISE OF WARRANTS

    Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

    Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

    Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS

    Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

                         LEGAL OWNERSHIP OF SECURITIES

    We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the "holders" of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as "indirect holders" of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

    We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

    Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

    As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

STREET NAME HOLDERS

    We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in "street name." Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

    For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

LEGAL HOLDERS

    Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

    For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

    If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

    - how it handles securities payments and notices;

    - whether it imposes fees or charges;

    - how it would handle a request for the holders' consent, if ever required;

    - whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

    - how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

    - if the securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

GLOBAL SECURITIES

    A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

    Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

    A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under "--Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

    If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

    As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

    If securities are issued only in the form of a global security, an investor should be aware of the following:

    - an investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

    - an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under "--Legal Ownership of Securities" above;

    - an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

    - an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

    - the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

    - the depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

    - financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

    In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

    The global security will terminate when the following special situations occur:

    - if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

    - if we notify any applicable trustee that we wish to terminate that global security; or

    - if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

    The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

                              PLAN OF DISTRIBUTION

    We may sell the securities being offered hereby in one or more of the following ways from time to time:

    - through agents to the public or to investors;

    - to underwriters for resale to the public or to investors; or

    - directly to investors.

    We will set forth in a prospectus supplement the terms of the offering of securities, including:

    - the name or names of any agents or underwriters;

    - the purchase price of the securities being offered and the proceeds we will receive from the sale;

    - any over-allotment options under which underwriters may purchase additional securities from us;

    - any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

    - any initial public offering price;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which such securities may be listed.

AGENTS

    We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

UNDERWRITERS

    If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

DIRECT SALES

    We may also sell securities directly to one or more purchasers without using underwriters or agents.

    Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

TRADING MARKETS AND LISTING OF SECURITIES

    Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

STABILIZATION ACTIVITIES

    Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

PASSIVE MARKET MAKING

    Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

                                    EXPERTS

    The consolidated financial statements of Millennium Pharmaceuticals, Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of LeukoSite, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 and the financial statements of L&I Partners, L.P. as of December 31, 1997 and 1998 and for the period from inception through December 31, 1997, the year ended December 31, 1998 and the period from inception through December 31, 1998 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of CytoMed, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this Prospectus by reference to the Millennium Pharmaceuticals Form 8-K/A dated January 6, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             VALIDITY OF SECURITIES

    The validity of the securities offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at:

       Room 1024, Judiciary Plaza
       450 Fifth Street, N.W.
       Washington, D.C. 20549

    and at the SEC's Regional Offices located at:

       Northwestern Atrium Center
       Suite 1400
       500 West Madison Street
       Chicago, Illinois 60661

    and

       Seven World Trade Center
       13th Floor
       New York, New York 10048

and you may also obtain copies of such material by mail from the Public Reference Section of the SEC at:

       450 Fifth Street, N.W.
       Washington, D.C. 20549

at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    The SEC also maintains an Internet site on the world wide web, the address of which is http://www.sec.gov. That site also contains our annual, quarterly and special reports, proxy statements, information statements and other information.

    This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

    We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

(2) Our Current Report on Form 8-K/A filed with the SEC on January 6, 2000;

(3) Our Current Report on Form 8-K filed with the SEC on January 6, 2000;

(4) Our Current Report on Form 8-K filed with the SEC on January 11, 2000;

(5) Our Current Report on Form 8-K filed with the SEC on January 19, 2000;

(6) Our Current Report on Form 8-K/A filed with the SEC on January 27, 2000;

(7) Our Current Report on Form 8-K filed with the SEC on February 9, 2000;

(8) Our Current Report on Form 8-K filed with the SEC on April 13, 2000;

(9) Our Current Report on Form 8-K filed with the SEC on April 25, 2000;

(10) Our Current Report on Form 8-K filed with the SEC on June 30, 2000;

(11) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

(12) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

(13) All our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(14) The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 26, 1996, including any amendments or reports filed for the purpose of updating that description.

    You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

       Investor Relations
       Millennium Pharmaceuticals, Inc.
       75 Sidney Street
       Cambridge, MA 02139
       Telephone: (617) 679-7000

    You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any supplement or that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                                                                      APPENDIX A

                        MILLENNIUM PHARMACEUTICALS, INC.
                         QUARTERLY REPORT ON FORM 10-Q
                   FOR THE FISCAL QUARTER ENDED JUNE 30, 2000

 The information contained in this report is as of the date of such report, and it has not been revised or updated since it was filed with the SEC. This report should be read in conjunction with the prospectus supplement and accompanying prospectus to which it is attached.

                 (This page has been left blank intentionally.)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

(MARK ONE)

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-28494

                            ------------------------

                        MILLENNIUM PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                     04-3177038
    (State or other jurisdiction of            (I.R.S. Employer Identification No.)
    incorporation or organization)

     75 SIDNEY STREET, CAMBRIDGE,                             02139
             MASSACHUSETTS                                  (Zip Code)
    (Address of principal executive
               offices)

       Registrant's telephone number, including area code: (617) 679-7000

                            ------------------------

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    The number of shares outstanding of each of the registrant's classes of common stock as of:

        DATE                                      CLASS                             OUTSTANDING SHARES
        ----                                      -----                             ------------------
July 21, 2000                         Common stock, $.001 par value                     93,816,282

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        MILLENNIUM PHARMACEUTICALS, INC.
                                   FORM 10-Q
                      FOR THE QUARTER ENDED JUNE 30, 2000
                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
PART I                  FINANCIAL INFORMATION

Item 1.                 Condensed Consolidated Financial Statements

                        Condensed Consolidated Balance Sheets as of June 30, 2000
                        and December 31, 1999.......................................   A-5

                        Condensed Consolidated Statements of Operations for the
                        three and six months ended June 30, 2000 and 1999...........   A-6

                        Condensed Consolidated Statements of Cash Flows for the
                        six months ended June 30, 2000 and 1999.....................   A-7

                        Notes to Condensed Consolidated Financial Statements........   A-8

Item 2.                 Management's Discussion and Analysis of Financial Condition
                        and Results of Operations...................................  A-12

Item 3.                 Quantitative and Qualitative Disclosures about Market
                        Risk........................................................  A-17

PART II                 OTHER INFORMATION

Item 6.                 Exhibits and Reports on Form 8-K............................  A-18

                        Signatures..................................................  A-19

                        Exhibit Index...............................................  A-20

PART I FINANCIAL INFORMATION
ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        MILLENNIUM PHARMACEUTICALS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              JUNE 30, 2000    DECEMBER 31, 1999
                                                              --------------   ------------------
                                                               (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $  154,865         $   56,775
  Marketable securities.....................................       489,885            204,941
  Due from strategic partners...............................        18,919             11,579
  Prepaid expenses and other current assets.................        13,179             13,215
                                                                ----------         ----------
    Total current assets....................................       676,848            286,510
Property and equipment, net.................................        68,477             59,543
Restricted cash and other assets............................        19,776             12,965
Debt issuance costs.........................................        10,867                 --
Intangible assets, net......................................       162,382            182,607
                                                                ----------         ----------
      Total assets..........................................    $  938,350         $  541,625
                                                                ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   12,843         $   22,953
  Accrued expenses..........................................        37,281             17,306
  Deferred revenue..........................................        17,155              7,936
  Current portion of capital lease obligations..............        12,527             10,968
                                                                ----------         ----------
    Total current liabilities...............................        79,806             59,163
Capital lease obligations, less current portion.............        28,053             27,488
Long term debt..............................................       400,000                 --
Minority interest...........................................            --             15,568
Commitments and contingencies
Stockholders' equity:
  Preferred stock $.001 par value--Authorized--5,000 shares
    Issued and outstanding--no shares.......................            --                 --
  Common stock, $.001 par value--Authorized--500,000 shares
    Issued and outstanding--93,676 shares at June 30, 2000
    and 89,301 shares at December 31, 1999..................            94                 89
  Additional paid-in capital................................       943,598            883,125
  Deferred compensation.....................................        (1,731)            (1,055)
  Notes receivable from officers............................          (523)            (1,026)
  Accumulated other comprehensive loss......................        (1,146)              (739)
  Accumulated deficit.......................................      (509,801)          (440,988)
                                                                ----------         ----------
      Total stockholders' equity............................       430,491            439,406
                                                                ----------         ----------
      Total liabilities and stockholders' equity............    $  938,350         $  541,625
                                                                ==========         ==========

           See notes to condensed consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                     THREE MONTHS ENDED      SIX MONTHS ENDED
                                                          JUNE 30,               JUNE 30,
                                                    --------------------   ---------------------
                                                      2000        1999        2000        1999
                                                    ---------   --------   ----------   --------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
Revenue under strategic alliances.................  $  46,873   $47,273    $   93,646   $88,265
                                                    ---------   -------    ----------   -------
COSTS AND EXPENSES:
Research and development..........................     62,011    39,484       122,111    74,917
General and administrative........................     11,057     8,502        21,880    15,628
Amortization of intangibles.......................     12,161       675        24,131     1,351
                                                    ---------   -------    ----------   -------
  Total costs and expenses........................     85,229    48,661       168,122    91,896
                                                    ---------   -------    ----------   -------
LOSS FROM OPERATIONS..............................    (38,356)   (1,388)      (74,476)   (3,631)
OTHER INCOME (EXPENSE):
  Equity in operations of joint venture...........     (1,400)       --        (1,400)       --
  Interest income.................................     10,781     3,133        19,261     5,892
  Interest expense................................     (6,684)     (775)      (12,135)   (1,472)
  Minority interest...............................         78        34           (63)    2,287
                                                    ---------   -------    ----------   -------
NET INCOME (LOSS).................................    (35,581)    1,004       (68,813)    3,076
Deemed preferred stock dividend...................    (45,668)       --       (45,668)       --
                                                    ---------   -------    ----------   -------
Net income (loss) attributable to common
  stockholders....................................  $ (81,249)  $ 1,004    $ (114,481)  $ 3,076
                                                    =========   =======    ==========   =======
Basic and diluted net income (loss) per share.....  $   (0.88)  $  0.01    $    (1.25)  $  0.04
                                                    =========   =======    ==========   =======
Shares used in computing basic net income (loss)
  per share.......................................     92,220    71,638        91,332    71,140
                                                    =========   =======    ==========   =======
Shares used in computing diluted net income (loss)
  per share.......................................     92,220    76,982        91,332    76,376
                                                    =========   =======    ==========   =======

           See notes to condensed consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
(IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................   $  (68,813)    $    3,076
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:
  Depreciation and amortization.............................       31,742         10,149
  Minority interest.........................................           63         (2,283)
  Stock compensation expense................................        1,371            454
  Equity in operations of joint venture.....................        1,400             --
  Change in operating assets and liabilities:
    Prepaid expenses and other current assets...............        3,037         (2,146)
    Due from strategic partners.............................       (7,340)        (7,219)
    Restricted cash and other assets........................          627           (992)
    Accounts payable and accrued expenses...................        8,465          8,646
    Deferred revenue........................................        9,219          5,915
                                                               ----------     ----------
      Net cash provided by (used in) operating activities...      (20,229)        15,600
                                                               ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in marketable securities.......................     (402,384)      (154,573)
  Proceeds from maturities of marketable securities.........      117,021         31,025
  Purchases of property and equipment.......................      (13,689)       (14,931)
                                                               ----------     ----------
      Net cash used in investing activities.................     (299,052)      (138,479)
                                                               ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of convertible subordinated notes, net of issuance
  costs.....................................................      388,695             --
Proceeds from sale of common stock and exercise of
  warrants..................................................        2,930             --
Proceeds from sale of subsidiary stock......................           --         15,000
Net proceeds from employee stock purchases..................       29,817         14,247
Repurchase of common stock..................................           --             (1)
Repayment of notes receivable from officers.................          555             --
Principal payments on capital leases........................       (4,626)        (4,204)
                                                               ----------     ----------
      Net cash provided by financing activities.............      417,371         25,042
                                                               ----------     ----------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS.............       98,090        (97,837)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD...................       56,775        138,284
                                                               ----------     ----------
CASH AND EQUIVALENTS, END OF PERIOD.........................   $  154,865     $   40,447
                                                               ==========     ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for interest..................   $    1,417     $    1,443
                                                               ==========     ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Equipment acquired under capital lease....................   $    6,750     $    4,700
  Write off of capital assets...............................        1,350             --
  Issuance of common stock to Abgenix, Inc. ................       10,000             --
  MPI buyout of Becton Dickinson interest in MPMx...........       61,160             --
  MPI buyout of common stock interest in MPMx...............       82,400             --
  Deferred compensation relating to issuance of stock
    options.................................................        1,160             --

           See notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the accompanying condensed consolidated financial statements have been included. Interim results for the three and six month periods ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which was filed with the Securities and Exchange Commission on February 25, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS
No. 137 "Accounting for Derivative instruments and Hedging Activities--Deferral of Effective Date of SFAS No. 133." The Company believes the adoption of this new accounting standard will not have a significant effect on its financial statements as the Company's investment policies prohibit the use of derivatives.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statements" which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101A was released on March 24, 2000 and deferred the effective date to no later than the second fiscal quarter beginning after December 15, 1999. In June 2000, the SEC issued SAB 101B which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes". The Company is currently in the process of evaluating the impact SAB 101 will have on its financial position and results of operations.

    In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation-an Interpretation of APB Opinion No. 25." FIN 44 is generally effective for transactions occurring after July 1, 2000 but applies to repricings and some other transactions after December 15, 1998. The Company believes this interpretation will not have a significant effect on its financial statements.

    (b) Net Income (Loss) Per Common Share

    Basic net income (loss) per common share is based on the weighted average number of common shares outstanding. For the three and six months ended
June 30, 2000, diluted net loss per common share is the same as basic net loss per common share as the inclusion of weighted average shares of common stock issuable upon exercise of stock options and warrants would be antidilutive. For the three and six months ended June 30, 1999 the difference between basic and diluted shares used in the computation of earnings per share is 5.3 million and 5.2 million weighted-average common equivalent shares resulting from outstanding common stock options and warrants, respectively. For the three and six months ended June 30, 2000, net loss attributable to common stockholders is calculated by including the deduction of a deemed preferred stock dividend relating to the excess of the fair value of the Company's common stock consideration over the carrying value of the Millennium Predictive Medicine, Inc. ("MPMx") preferred stock acquired from Becton Dickinson and Company ("Becton Dickinson"). See Note 5.

    (c) Cash Equivalents and Marketable Securities

    Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. Marketable securities at June 30, 2000 and December 31, 1999 are classified as "available-for-sale".

3. STRATEGIC ALLIANCES

    On January 6, 2000, the Company signed an agreement regarding the licensing of LDP-977, for the treatment of chronic asthma, with Taisho Pharmaceutical Co., LTD. ("Taisho"). Under the agreement, Taisho was granted an exclusive license to LDP-977 in Japan, Asia and Europe while the Company retained rights for the rest of the world, including North America. In exchange, Taisho agreed to fund all of the research and development expenses of the compound in Japan and Asia, and two-thirds of the expenses in the United States and Europe. Taisho has a right of first negotiation for commercialization in the U.S. should the Company seek to sub-license in that territory. Quarterly research and development funding payments began in the first quarter of 2000. In addition to funding research and development expenses, Taisho paid a licensing fee to the Company in the first quarter of 2000 which was recognized as revenue and, in addition, agreed to pay milestone payments for research and development progress in each of Taisho's licensed territories. The Company also is entitled to a supply fee based on net sales of the product in each of Taisho's licensed territories in exchange for the Company's manufacture and supply of the product to Taisho.

    The Company and AstraZeneca AB ("AstraZeneca") mutually decided to end the research phase of their inflammatory respiratory collaboration in order to pursue independent research efforts. In January 2000, the Company received a concluding payment and is entitled to receive milestone and royalty payments on sales of therapeutic products resulting from certain targets discovered during the collaboration and on which AstraZeneca continues to conduct research and development efforts.

    On March 6, 2000, the Company entered into a collaboration with Abgenix, Inc. ("Abgenix") which provides the Company with access to Abgenix's XenoMouse-TM- technology for the creation of fully human antibodies. In exchange for this technology, the Company made a $10 million upfront payment consisting of shares of the Company's common stock. Potential future payments may be made by the Company upon the achievement of agreed-upon milestones. The Company also is required to pay to Abgenix royalties on future product sales.

    On June 23, 2000, the Company entered into an alliance with Aventis Pharma ("Aventis"), the pharmaceutical company of Aventis S.A., covering the joint development and commercialization of drugs for the treatment of inflammatory diseases; joint development of new drug discovery technologies; transfer of key elements of the Company's technology platform to Aventis to enhance its existing capabilities; and purchase of an equity interest in the Company by Aventis. The companies have agreed to share the responsibility for and cost of developing, marketing and manufacturing products as well as profits in North America. Outside of North America, Aventis is responsible for developing and marketing products arising from the alliance, with a royalty obligation to the Company. Under a Technology Transfer Agreement, the Company agreed to provide Aventis with rights to its drug discovery technologies in exchange for payments of up to $200 million over a five-year period. Under an Equity Investment Agreement, Aventis agreed to invest $250 million in the Company's common stock. As part of this $250 million investment, a $150 million stock purchase is to be made in the third quarter of 2000 and two $50 million stock purchases are required to be made in 2001.

    On June 30, 2000, the Company, through its wholly-owned subsidiary MPMx, signed an agreement regarding the licensing of intellectual property of MPMx for diagnostic use in the area of human colon cancer to Becton Dickinson. Under the terms of the agreement, Becton Dickinson paid a one time license fee in the second quarter of 2000 which was recognized as revenue in exchange for certain research and development rights to select diagnostic markers and related intellectual property developed by MPMx in this disease area. Becton Dickinson also has an option to exercise a commercial license in the future.

4. CONVERTIBLE DEBT

    In January 2000, the Company completed a sale, pursuant to Rule 144A of the Securities Act of 1933, of $400.0 million of 5.5% convertible subordinated notes due January 15, 2007. The notes are convertible into Millennium common stock at any time prior to maturity at a price equal to $84.14 per share, subject to adjustment, unless previously repurchased or redeemed by the Company under certain circumstances. Under the terms of the notes, the Company is required to make semi-annual interest payments on the outstanding principal balance of the notes on January 15 and July 15 of each year.

5. MILLENNIUM PREDICTIVE MEDICINE

    On June 2, 2000, the Company acquired the outstanding preferred and common stock of its MPMx subsidiary that it did not already own, making MPMx a wholly-owned subsidiary of the Company. The transaction was a stock-for-stock exchange. Under the terms of the agreement, MPMx shareholders, including Becton Dickinson, received 0.4 shares of Millennium common stock in exchange for each MPMx share. The total value of Millennium common stock received by MPMx's stockholders in the merger, based upon the fair value of Millennium common stock on the date of the announcement of the merger, March 2, 2000, is approximately $143.6 million.

6. STOCK SPLIT

    On April 12, 2000, the Company filed a Certificate of Amendment of Certificate of Incorporation increasing the authorized common stock, $0.001 par value per share, of the Company, from 100,000,000 shares to 500,000,000 shares. On February 28, 2000, the Board of Directors of the

Company declared a two-for-one stock split of the common stock, which was effected in the form of a 100% stock dividend paid on April 18, 2000 to stockholders of record as of March 28, 2000. Stockholders' equity has been restated to give retroactive application to the April 18, 2000 stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the stock split. In addition, all references in the condensed consolidated financial statements to the number of shares and per share amount have been restated.

7. MILLENNIUM & ILEX PARTNERS, L.P.

    Through the Company's 1999 acquisition of LeukoSite, Inc, the Company gained a joint venture partnership with ILEX Oncology, Inc. ("ILEX") for product development of CAMPATH-Registered Trademark-, a monoclonal antibody being investigated for use in the treatment of chronic lymphocytic leukemia. Under terms of the partnership, the Company is required to fund 50% of the partnership's working capital requirements.

    The Company accounts for its investment in the joint venture under the equity method of accounting and records its share of the income or loss in other income (expense). The Company is reimbursed by the joint venture for certain costs incurred on behalf of the joint venture. The joint venture has sublicensed the rights to CAMPATH-Registered Trademark- from the Company.

8. SUBSEQUENT EVENT

    On July 6, 2000 the Company announced that it entered into an agreement to acquire Cambridge Discovery Chemistry-TM-, a wholly-owned subsidiary of Oxford Molecular Group. The purchase price is L35 million (equal to approximately $53.1 million, based on the exchange rate on July 26, 2000), which will be paid in cash. The acquisition will be accounted for using the purchase method of accounting. The transaction is expected to close on July 27, 2000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This quarterly report on Form 10-Q contains forward-looking statements. These statements include descriptions of Millennium's operational plans, expectations about future earnings and other results of operations, views of future industry or market conditions, and other statements that include words like "may," "expects," "believes" and "intends," and that describe opinions about future events. Known and unknown risks may cause Millennium's actual results and performance to be materially different from those expressed or implied by these statements. Factors that could cause or contribute to such differences include those discussed below as well as those discussed in
Exhibit 99.1 to this quarterly report, which discussion is expressly incorporated by reference herein.

OVERVIEW

    Millennium Pharmaceuticals, Inc. was founded in 1993. We incorporate large-scale genetics, genomics, high throughput screening, and informatics in an integrated science and technology platform which we apply primarily in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. We currently derive substantially all of our revenue from strategic alliances with major pharmaceutical and biotechnology companies.

    To date, all of our revenues have resulted from payments from strategic partners and United States government research grants. We have not received any revenue form the sale of products. Our current strategic alliances include the following: two agreements with the Wyeth-Ayerst Division of American Home Products in certain disorders of the central nervous system and in bacterial diseases; an agreement with Bayer AG in cardiovascular disease, and certain areas of oncology, osteoporosis, pain, liver fibrosis, hematology and viral infections; an agreement with Monsanto Company in plant agriculture; a partnership with ILEX Oncology, Inc. ("ILEX") for product development of CAMPATH, a monoclonal antibody being investigated for use in the treatment of chronic lymphocytic leukemia, for which we are currently seeking FDA approval; and an agreement, through our joint venture partnership with ILEX, with Schering AG/Berlex Laboratories for distribution of the CAMPATH-Registered Trademark-product candidate. In addition, we have a number of other strategic alliances. Our strategic alliance agreements have provided us with various combinations of equity investments, license fees and research funding, and may provide certain additional payments contingent upon the attainment of research and regulatory milestones and royalty and/or profit sharing payments based on sales of any products resulting from the collaborations.

    Millennium and & ILEX Partners, L.P. submitted a Biologics License Application ("BLA") for CAMPATH-Registered Trademark- in December 1999. The FDA accepted the application for filing in February 2000.
CAMPATH-Registered Trademark- received "fast track" designation from the FDA and has been undergoing a six-month priority review. The FDA also granted CAMPATH-Registered Trademark- orphan drug designation. In Europe, the partnership submitted a Marketing Authorization Application in March 2000, which is being reviewed under the European Agency for the Evaluation of Medicinal Products' centralized procedures required for biotechnology products. In
June 2000, the partnership announced the receipt of a complete response letter from the FDA related to the partnership's BLA. In the complete response letter, the FDA delineated the deficiencies noted after complete review of the licensing application, the resolution of which is necessary to continue the review of the application for consideration for marketing approval. The complete review of the application satisfied FDA's performance goal for priority review under the Prescription Drug User Fee Act (PDUFA). The partnership intends to respond rapidly to the FDA letter, and the agency is expected to reinitiate its review upon receipt of the partnership's complete response.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
    We are in the process of building an integrated biopharmaceutical company and as a result we continue to pursue additional alliances and to consider joint development, merger, or acquisition opportunities that may provide us with access to products on the market or in later stages of commercial development than those represented within our current programs. We expect that we will incur increasing expenses and may incur increasing operating losses for at least the next several years, primarily due to expansion of facilities and research and development programs, and as a result of efforts to advance acquired products or our own development programs to commercialization. Our results of operations for any period may not be indicative of future results as our revenues under strategic alliance and licensing arrangements may fluctuate from period to period or year to year; these fluctuations, as well as fluctuations in spending, may result in periods of profitability and periods of losses.

RESULTS OF OPERATIONS

QUARTERS ENDED JUNE 30, 2000 AND JUNE 30, 1999

    For the three months ended June 30, 2000 (the "2000 Quarterly Period"), we reported a net loss of $35.6 million or ($0.88) per basic and diluted share as compared to net income of $1.0 million or $0.01 per basic and diluted share for the quarter ended June 30, 1999 ("the 1999 Quarterly Period"). Operating results for the 2000 Quarterly Period represent the second reported quarter of fully combined revenues and expenses related to the December 1999 acquisition of LeukoSite.

    Revenue under strategic alliances decreased to $46.9 million for the 2000 Quarterly Period from $47.3 million for the 1999 Quarterly Period. The decrease in revenue was primarily due to a one-time license fee payment made by Bayer AG in the 1999 Quarterly Period, offset in part by a one-time license fee paid by Becton Dickinson in the 2000 Quarterly Period and funding from the strategic alliances we gained which were not in place in the 1999 Quarterly Period. We expect revenue under existing and new strategic alliances to continue; however, revenues may fluctuate from period to period and there can be no assurance that strategic alliance agreements will continue for their full initial terms or beyond.

    Research and development expenses increased to $62.0 million for the 2000 Quarterly Period from $39.5 million for the 1999 Quarterly Period. The increase was primarily attributable to increased personnel and facilities expenses, our continued investment in our clinical trials and preclinical product candidates, increased purchases of laboratory supplies, and increased technology license payments for access to gene database information. We expect research and development expenses to continue to increase as personnel are added and as research and development activities are expanded to accommodate our existing and additional strategic alliances and development efforts.

    General and administrative expenses increased to $11.1 million for the 2000 Quarterly Period from $8.5 million for the 1999 Quarterly Period. The increase was attributable primarily to increased expenses for additional management and administrative personnel, as well as an increase in facilities expenses and other professional fees associated with the expansion and increased complexity of our operations and increased business development activity. We expect that general and administrative expenses will continue to increase as we add capabilities to support the further advancement of our development efforts.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
    On December 22, 1999, we acquired LeukoSite for an aggregate purchase price of $550.4 million primarily consisting of 13,353,866 shares of common stock and 1,768,174 shares of common stock issuable upon the exercise of LeukoSite options and warrants. The transaction was recorded as a purchase for accounting purposes and accordingly, the purchase price was allocated to the assets purchased and liabilities assumed based upon their respective fair values. The excess of the purchase price over the estimated fair market value of net tangible assets was allocated to specific intangible assets and goodwill. We also incurred a nonrecurring charge to operations for acquired in-process research and development. Our research and development projects acquired in connection with LeukoSite are expected to continue in line with the estimates set forth in our 1999 Annual Report on Form 10-K. Goodwill is being amortized on a straight-line basis over four years. Amortization expense of $12.2 million for the 2000 Quarterly Period is primarily related to the LeukoSite acquisition.

    Through our 1999 acquisition of LeukoSite, Inc, we gained a joint venture partnership with ILEX Oncology, Inc. ("ILEX") for product development of CAMPATH-Registered Trademark-, a monoclonal antibody being investigated for use in the treatment of chronic lymphocytic leukemia. Under terms of the partnership, we are required to fund 50% of the partnership's working capital requirements. We account for our investment in the joint venture under the equity method of accounting and record our share of the income or loss in other income (expense). Equity in operations of joint venture was a loss of $1.4 million for the 2000 Quarterly Period. The loss is primarily attributable to a license payment made by the joint venture partnership in the 2000 Quarterly Period to maintain the rights to CAMPATH-Registered Trademark-

    Interest income increased to $10.8 million for the 2000 Quarterly Period from $3.1 million for the 1999 Quarterly Period. The increase resulted from a higher level of invested funds due to proceeds from the $400.0 million convertible debt offering which closed in January 2000. Interest expense increased to $6.7 million for the 2000 Quarterly Period from $0.8 million for the 1999 Quarterly Period due to interest obligations arising from the same convertible debt offering.

    Minority interest represents the minority shareholder interest of Becton Dickinson in the net income for the 2000 Quarterly Period of our wholly-owned subsidiary MPMx. Minority interest for the 1999 Quarterly period represents the minority shareholder interest of Eli Lilly and Company in the net loss of our majority-owned subsidiary, Millennium BioTherapeutics, Inc. ("MBio") as well as the minority shareholder interest of Becton Dickinson in the net income of MPMx. As of October 14, 1999, Lilly no longer owned a minority interest in MBio. On December 21, 1999 we merged MBio into us. On June 2, 2000, we acquired the outstanding preferred and common shares of our MPMx subsidiary that we did not already own, making it a wholly-owned subsidiary. As we acquired all the outstanding shares of MPMx, including those owned by Becton Dickinson, minority interest will not be recorded in future periods.

SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

    For the six months ended June 30, 2000 (the "2000 Six Month Period"), the Company reported a net loss of $68.8 million or ($1.25) per basic and diluted share as compared to net income of $3.1 million or $0.04 per basic and diluted share for the six months ended June 30, 1999 ("the 1999 Six Month Period").

    Revenue under strategic alliances increased to $93.6 million for the 2000 Six Month Period from $88.3 million for the 1999 Six Month Period. The increase was primarily due to the timing of alliance revenues, including milestone payments and research funding. We expect revenue under

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED) our existing and new strategic alliances to continue; however, revenues may fluctuate from period to period and there can be no assurance that strategic alliance agreements will continue for their initial term or beyond.

    Research and development expenses increased to $122.1 million for the 2000 Six Month Period from $74.9 million for the 1999 Six Month Period. The increase was attributable primarily to increased personnel expenses, our investment in clinical trails and preclinical products, increased purchases of laboratory supplies, technology license payments for access to gene database information, and increased equipment depreciation and facilities expenses in connection with the expansion of our research efforts. We expect research and development expenses to continue to increase as personnel are added and as research and development activities are expanded to accommodate our existing and additional strategic alliances and development efforts.

    General and administrative expenses increased to $21.9 million for the 2000 Six Month Period from $15.6 million for the 1999 Six Month Period. The increase was attributable primarily to increased expenses for additional management and administrative personnel, as well to increased facilities expenses and professional fees associated with the expansion and increased complexity of our operations and increased business development activity. We expect that general and administrative expenses will continue to increase as we add capabilities to support the further advancement of our development efforts.

    Amortization expense of $24.1 million for the 2000 Six Month Period is primarily related to the LeukoSite acquisition.

    Through our 1999 acquisition of LeukoSite, Inc, we gained a joint venture partnership with ILEX Oncology, Inc. ("ILEX") for product development of CAMPATH-Registered Trademark-, a monoclonal antibody being investigated for use in the treatment of chronic lymphocytic leukemia. Under terms of the partnership, we are required to fund 50% of the partnership's working capital requirements. We account for our investment in the joint venture under the equity method of accounting and record our share of the income or loss in other income (expense). Equity in operations of joint venture was a loss of $1.4 million for the 2000 Six Month Period. The loss is primarily attributable to a license payment made by the joint venture partnership in the 2000 Six Month Period to maintain the rights to CAMPATH-Registered Trademark-

    Interest income increased to $19.3 million for the 2000 Six Month Period from $5.9 million for the 1999 Six Month Period. The increase resulted from a higher level of invested funds due to proceeds from the $400 million convertible debt offering which closed in January 2000. Interest expense increased to $12.1 million for the 2000 Six Month Period from $1.5 million for the 1999 Six Month Period due to increased obligations arising from the same convertible debt offering.

    Minority interest represents the minority shareholder interest of Becton Dickinson in the net income for the 2000 Six Month Period of our wholly-owned subsidiary MPMx. On June 2, 2000, we acquired the outstanding preferred and common shares of our MPMx subsidiary that we did not already own, making it a wholly-owned subsidiary. As we acquired all the outstanding shares of MPMx, including those owned by Becton Dickinson, minority interest will not be recorded in future periods.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 2000, we had approximately $644.8 million in cash, cash equivalents and marketable securities, an increase of $383.0 million from December 31, 1999. This excludes

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
$11.2 million of interest-bearing marketable securities classified as restricted cash and other assets on our balance sheet which serve as security deposits for certain of our facilities leases.

    The increase in cash, cash equivalents and marketable securities is primarily due to $388.7 million of net proceeds from the convertible debt offering and $29.8 million of proceeds from exercises of stock options, partly offset by cash outflows of $20.2 million for operating activities, purchases of $13.7 million of property and equipment, and $4.6 million to pay capital lease obligations.

    In January 2000, we completed a sale, pursuant to Rule 144A of the Securities Act of 1933, of $400.0 million of 5.5% convertible subordinated notes due January 15, 2007. The notes are convertible into shares of our common stock at any time prior to maturity at a price equal to $84.14 per share, subject to adjustment, unless previously repurchased or redeemed by us under certain circumstances. Under the terms of the notes, we are required to make semi-annual interest payments on the outstanding principal balance of the notes on January 15 and July 15 of each year.

    On March 6, 2000, we entered into a collaboration with Abgenix, which provides us with access to Abgenix's XenoMouse-TM- technology for the creation of fully human antibodies. In exchange for this technology, we made a $10 million upfront payment consisting of shares of our common stock. We may make potential future payments upon the achievement of agreed-upon milestones. We will also pay to Abgenix royalties on future product sales.

    On June 23, 2000, we entered into an alliance with Aventis covering the joint development and commercialization of drugs for the treatment of inflammatory diseases; joint development of new drug discovery technologies; transfer of key elements of our technology platform to Aventis to enhance their existing capabilities; and purchase of an equity interest in us by Aventis. We have agreed to share the responsibility for and cost of developing, marketing and manufacturing products as well as profits in North America. Outside of North America, Aventis is responsible for developing and marketing products arising from the alliance, with a royalty obligation to us. Under a Technology Transfer Agreement, we agreed to provide Aventis with rights to our drug discovery technologies in exchange for payments of up to $200 million over a five-year period. Under an Equity Investment Agreement, Aventis agreed to invest $250 million in our common stock. As part of this $250 million equity investment, a $150 million stock purchase is to be made in the third quarter of 2000 and two $50 million stock purchases are required to be made in 2001.

    We believe that existing cash, including the proceeds from our January 2000 convertible debt offering, our investment securities and the anticipated cash payments from our current strategic alliances will be sufficient to support our operations for the near term. Our actual future cash requirements, however, will depend on many factors, including the progress of our disease research programs, the number and breadth of these programs, achievement of milestones under strategic alliance arrangements, acquisitions, our ability to establish and maintain additional strategic alliance and licensing arrangements, and the progress of our development efforts and the development efforts of our strategic partners.

    We expect that we will require significant additional financing in the future, which we may seek to raise through public or private security offerings, debt financings, additional strategic alliances or other financing sources. However, additional financing, strategic alliances or licensing arrangements may not be available when needed or, if available, such financing may not be obtained on terms favorable to us or our stockholders. Our estimate of the period of time through which our financial

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED) resources will be adequate to support our operations is forward-looking information, and, as such actual results may vary.

SUBSEQUENT EVENT

    On July 6, 2000, we announced that we have entered into an agreement to acquire Cambridge Discovery Chemistry-TM-, a wholly-owned subsidiary of Oxford Molecular Group. The purchase price is L35 million (equal to approximately $53.1 million, based on the exchange rate on July 26, 2000), which will be paid in cash. The acquisition will be accounted for using the purchase method of accounting. The transaction is expected to close on July 27, 2000.

ITEM 3. QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We maintain an investment portfolio in accordance with our Investment Policy. The primary objectives of our Investment Policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Although our investments are subject to credit risk, our Investment Policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. Our investments are also subject to interest rate risk. However, due to conservative nature of our investments and relatively short duration, we believe interest rate risk is mitigated. We do not own derivative financial instruments in our investment portfolio.

    The interest rates on our convertible subordinated notes and capital lease obligations are fixed and therefore not subject to interest rate risk.

    Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

PART II OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

    (a) Exhibits

       The exhibits listed in the Exhibit Index are included in this report.

    (b) Reports on Forms 8-K.

       The Company filed a Current Report on Form 8-K on April 13, 2000

       The Company filed a Current Report on Form 8-K on April 25, 2000

       The Company filed a Current Report on Form 8-K on June 30, 2000

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       MILLENNIUM PHARMACEUTICALS, INC.
                                                       (Registrant)

                                                                        /s/ KEVIN P. STARR
                                                            -----------------------------------------
                                                                          Kevin P. Starr
                                                                     CHIEF FINANCIAL OFFICER
                                                               (PRINCIPAL FINANCIAL AND ACCOUNTING
Dated: July 26, 2000                                                         OFFICER)

                                 EXHIBIT INDEX

    The following exhibits are filed as part of this Quarterly Report on Form 10-Q:

     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
                +10.1   Collaboration and License Agreement dated June 22, 2000 by and between the Company and Aventis Pharmaceuticals, Inc.
                +10.2   Technology Development Agreement dated June 22, 2000 by and between the Company and Aventis Pharmaceuticals, Inc.
                +10.3   Technology Transfer Agreement dated June 22, 2000 by and
                        between the Company and Aventis Pharmaceuticals, Inc.
                 10.4   Registration Rights Agreement dated June 22, 2000 by and
                        among the Company and Aventis Pharmaceuticals, Inc.
                 10.5   Investment Agreement dated June 22, 2000 by and between the
                        Company and Aventis Pharmaceuticals Inc.
                 27.1   Financial Data Schedule for the quarter ended June 30, 2000.
                 99.1   Risk Factors.

------------------------

+   Confidential treatment requested as to certain portions.

                                                                      APPENDIX B

                        MILLENNIUM PHARMACEUTICALS, INC.
                           ANNUAL REPORT ON FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

 The information contained in this report is as of the date of such report, and it has not been revised or updated since it was filed with the SEC. This report should be read in conjunction with the prospectus supplement and accompanying prospectus to which it is attached.

                 (This page has been left blank intentionally.)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 10-K

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1999
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                          COMMISSION FILE NO.: 0-28494
                            ------------------------
                        MILLENNIUM PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                  04-3177038
 (State or other jurisdiction     (I.R.S. Employer
     of incorporation or        Identification No.)
        organization)

                75 SIDNEY STREET, CAMBRIDGE, MASSACHUSETTS 02139
              (Address of principal executive offices) (zip code)

Registrant's telephone number, including area code:  (617) 679-7000

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE
                                                           (Title of class)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes /X/

    The aggregate market value of voting Common Stock held by non-affiliates of the registrant was $7,223,598,521 based on the last reported sale price of the Common Stock on the Nasdaq Stock Market on January 31, 2000.

    Number of shares outstanding of the registrant's class of Common Stock as of January 31, 2000: 44,965,975.

                      DOCUMENTS INCORPORATED BY REFERENCE:

    Definitive Proxy Statement for the 2000 Annual Meeting of
Stockholders--Part III

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

ITEM 1. BUSINESS

OVERVIEW

    Our goal is to become the biopharmaceutical company of the future by building on our technology platform to develop breakthrough drugs, or therapeutics, and predictive medicine products using an integrated approach that we call "gene to patient." We are implementing a strategy to integrate the initial discovery of disease-related genes, the development of drugs specific for these diseases and the management of patients affected by these diseases. To achieve this objective, we have assembled and continually seek to expand our comprehensive technology platform which integrates multiple high-throughput technologies in an effort to increase the speed of drug discovery and development and improve the resulting drugs.

    We have established strategic alliances with major pharmaceutical and biotechnology companies to discover, develop and commercialize a broad range of therapeutic and predictive medicine products. These alliances provide us with the opportunity to receive royalties and profit sharing if we and our partners are successful in developing and commercializing products. In addition, these alliances provide substantial funding for our research and development programs and the continued enhancement of our technology platform.

KEY TRANSACTIONS AND RECENT DEVELOPMENTS IN 1999

    STRATEGIC ALLIANCES.  On February 22, 1999, Millennium Predictive
Medicine, Inc., or MPMx, our majority-owned subsidiary, entered into an alliance with Becton, Dickinson and Company in several areas of cancer pharmacogenomics and Diagnomics-TM- products. "Diagnomics" is a term we use to describe gene-based diagnostic tests to determine a patient's medical status and facilitate cost-effective treatment. Pursuant to the alliance, MPMx is conducting a research program to identify genetic markers and related assays that may be used to develop diagnostic products for several types of cancers. Becton Dickinson has agreed to manufacture and market any products that result from the alliance.

    On November 11, 1999, MPMx entered into an alliance with Bristol-Myers Squibb in the field of cancer pharmacogenomics. The alliance will coordinate the development of therapeutic products and pharmacogenomic tests. Bristol-Myers Squibb has agreed to commercialize any therapeutic products resulting from the alliance. Any pharmacogenomic tests resulting from the alliance will be commercialized by one or more leading diagnostic companies selected by MPMx and Bristol-Myers Squibb.

    In December 1999, a partnership of LeukoSite, Inc., which we acquired in December 1999 as described below, and ILEX Oncology, Inc., submitted a Biologics License Application, or BLA, to the United States Food and Drug Administration seeking marketing approval of CAMPATH-Registered Trademark- (alemtuzamab), an investigational humanized monoclonal antibody for the treatment of chronic lymphocytic leukemia. In February 2000, the FDA informed the partnership that the BLA was accepted for filing and has received "fast track" designation.

    In January 2000, we signed an agreement with Taisho Pharmaceutical
Company, Ltd. regarding the licensing of LDP-977, a small molecule drug candidate, for the treatment of chronic asthma. Under the arrangement, Taisho will hold an exclusive license to LDP-977 in Japan, Asia and Europe while we will retain rights for the rest of the world, including North America. Taisho has agreed to fund all of the research and development expenses of the compound in Japan and Asia, and two-thirds of the expenses in the United States and Europe. Taisho has the right of first negotiation for commercialization in the U.S. should we seek to sublicense in that territory.

    SHARE EXCHANGE WITH ELI LILLY. On October 14, 1999, we entered into a Share Exchange Agreement with Eli Lilly and Company. Pursuant to this agreement, Lilly was issued 375,000 shares of our common stock in exchange for all of Lilly's shares of Series B Convertible Preferred Stock of Millennium
BioTherapeutics, Inc., or MBio, our then majority-owned subsidiary.

    AMENDMENT TO MBIO STRATEGIC ALLIANCE WITH LILLY. Also on October 14, 1999, MBio amended the terms of its strategic alliance with Lilly. Under the amendment, the research program was refocused from the discovery of new therapeutic proteins to the further development of the therapeutic proteins which had been identified in the course of the research program. The research program will now end in May 2000, and Lilly's funding obligations under the refocused research program were waived. As amended, each party's non-exclusive license to use the genes and proteins from the jointly-funded program in its small molecule drug discovery program is a non-royalty bearing license.

    As part of the amendment and in accordance with the original terms of this alliance, Lilly received royalty-bearing worldwide exclusive rights to develop and commercialize 25% of the therapeutic proteins discovered under the research program. MBio received non-royalty bearing, worldwide exclusive rights to develop and commercialize 75% of the therapeutic proteins discovered under the research program. In the event that Lilly achieves product development and regulatory milestones in its development of the therapeutic proteins exclusively licensed to it from the alliance, Lilly will be obligated to make milestone payments.

    REACQUISITION OF MINORITY INTEREST IN MBIO. On December 21, 1999, we reacquired the remaining minority equity interest in MBio through a merger of MBio into us. We issued an aggregate of approximately 267,462 shares of our common stock to the former MBio shareholders in the merger. In addition, we assumed MBio's outstanding employee stock options, which represented an aggregate of 67,756 shares of our common stock. As a result of the merger, we integrated MBio's research and development programs with our pharmaceutical division.

    ACQUISITION OF LEUKOSITE.  On December 22, 1999, we acquired
LeukoSite, Inc. in a stock-for-stock merger. We issued an aggregate of approximately 6,676,933 shares of our common stock to the former LeukoSite shareholders in the merger. In addition, we assumed LeukoSite's outstanding employee stock options, rights and warrants which are exercisable for an aggregate of 884,087 shares of our common stock. The acquisition of LeukoSite has enabled us to broaden our pipeline of small molecule and biotherapeutic drug candidates in the areas of oncology and inflammation. We also obtained significant expertise in drug discovery, chemistry, the development of monoclonal antibody products and clinical and regulatory affairs.

    CONVERTIBLE NOTE OFFERING. On January 14, 2000, we completed a Rule 144A offering to qualified institutional buyers of $400 million of 5.5% Convertible Subordinated Notes due January 15, 2007. The notes are convertible into our common stock at a price equal to $168.28 per share, subject to adjustment, and can be redeemed by us at any time after January 15, 2003. The holders of the notes can, under specified circumstances, require us to repurchase the Notes if a change of control occurs.

INDUSTRY BACKGROUND

    The discovery and development of new drugs typically involves several steps and many years of work. The first step is the identification of a drug "target" for therapeutic intervention--a molecule or structure somewhere in the body, inside or on the surface of cells, which is either directly related to the disease or lies in a biochemical pathway involved in the disease. The next step is to identify compounds which interact with this drug target and modulate the drug target's activity in a manner that might help reverse, inhibit or prevent the disease process. This step is normally accomplished by screening large collections, referred to as libraries, of synthetic chemicals and natural products in a trial-and-error process designed to identify those compounds that can interact with the drug target.

    The most promising compounds to emerge from this process are advanced to the next stage, in which synthetic derivatives of these compounds are generated and tested to arrive at one or a few so-called lead compounds. Positive interactions of these lead compounds with the drug target and the subsequent activity in animal or cellular models of the disease may suggest that these compounds can be developed successfully into new drugs. The best of these lead compounds are then subjected to rigorous testing, first in animals and then in humans, to establish their safety and efficacy as drugs.

    The selection of new targets for drug discovery historically has been an inefficient process because of the lack of knowledge of the underlying disease causes. Drug targets have often been selected based on speculation that they might be involved in disease processes, rather than because of any clear, well-documented association with specific diseases. As a result, many drug candidates fail during clinical trials because they turn out to be ineffective or unsafe. Moreover, many drugs that do reach the market treat only the symptoms of diseases rather than their underlying causes.

    In recent years, however, the drug discovery process has changed, beginning with the process for discovering drug targets. Fueled by a broad interest in determining the entire DNA sequence of the human genome, scientists have made major improvements in the technologies available for identifying and cataloguing genes in complex organisms. These technologies include high-throughput methods for sequencing genes, for monitoring and comparing the expression of genes in different situations and for following the inheritance of genes in families prone to particular diseases. The integration of molecular biology with robotics, information technology and analytical instrumentation is crucial to these technologies. The integration of these disciplines provides powerful capabilities for generating, capturing and analyzing large volumes of data concerning genes and their expression, making it possible for the first time to mount a systematic search to discover and characterize the genes and biochemical pathways which underlie human diseases.

    Major advances have also recently been made in the technologies available for screening synthetic chemical and natural-product libraries to identify compounds active against specific drug targets and for the subsequent generation of lead compounds optimized for their activity against these drug targets. As with the advances in target discovery, the advances in drug discovery depend heavily on robotics, information technology and analytical instrumentation, coupled with novel combinatorial approaches to the synthesis of chemical libraries.

    Another important recent development in biotechnology has been the emergence of monoclonal antibody-based drugs as successful therapeutics. Monoclonal antibodies, which are specially produced proteins that play a role in the immune system, have long held great potential as drugs because, by their nature, they recognize and interact with target molecules in a highly specific way. However, early therapeutic monoclonal antibodies were generated in non-human animals and, therefore, were recognized by the body as foreign and neutralized by the immune system. Recently, it has become possible to produce humanized monoclonal antibodies that appear less foreign to the body, and even to produce completely human monoclonal antibodies in quantity. As a result, monoclonal antibodies are now realizing their potential as drugs, with several successfully on the market, and many more in advanced clinical development.

    We believe that the combined effect of these developments has reduced and will continue to reduce the risk, time and expense associated with the development of new drugs. These developments have created an opportunity for biopharmaceutical companies with cutting edge technologies to deliver new classes of drugs which are safe and effective for treating a broad range of important diseases in diverse individuals.

OUR STRATEGY

    We combine a variety of proprietary and non-proprietary technologies and know-how to systematically study genes in the context of disease and to discover and develop proprietary therapeutic and diagnostic human healthcare products and services. We believe that our platform is unique in the breadth and diversity of the technologies that it encompasses, and the degree to which we have integrated these technologies. We use advanced capabilities in information technology, robotics, genetics, genomics, molecular biology, cell biology, immunology, biochemistry, chemistry and analytical instrumentation. By combining these capabilities, we have created a series of high-throughput processes that we believe have the potential to improve the efficiency of the discovery and development of therapeutic and diagnostic products, as well as the quality of these products. We believe that these products will change the practice of medicine.

    Our business is built on three principal components:

    TECHNOLOGY. We use many technologies in each step of the therapeutic and diagnostic product discovery and development processes. We seek the most advanced methods available to integrate into our technology platform, whether developed internally or licensed from third parties in order to increase the efficiency and productivity of these processes. We believe that our platform will enable us to:

    - identify commercially important genes;

    - elucidate their functions;

    - validate targets for product development; and

    - identify and develop drug and diagnostic candidates for clinical development.

    THERAPEUTICS. We have three fields of major emphasis: cancer, metabolic diseases (including obesity) and inflammation. We also have significant programs in infectious diseases, cardiovascular diseases and diseases of the central nervous system. We seek to discover disease-related genes, produce validated drug targets and drug leads, and develop new, proprietary drugs to treat major human illnesses. We focus on developing small-molecule drugs, which are typically formulated into pills for oral consumption, as well as proteins and monoclonal antibodies, which are typically only available in injectable form.

    PREDICTIVE MEDICINE. Through MPMx, we seek to develop products and services that will provide clinicians and pharmaceutical researchers with information that enables them to make better informed decisions about drug treatment and other aspects of patient management. Our core areas of focus include Diagnomics-TM- products and pharmacogenomics. A Diagnomics-TM- product is a gene-based diagnostic test to determine the patient's medical status and facilitate cost-effective treatment. Pharmacogenomics is the identification of genes, or their activity, associated with responsiveness to particular drugs. We believe that the products and services being developed by MPMx will enable physicians to customize medical treatment by providing them with the ability to identify the genetic basis for a patient's disease and select the most appropriate drugs for the particular patient.

    The key initiatives to implement our strategy are:

    ESTABLISH AND EXPAND STRATEGIC ALLIANCES. Based on the strength of our technology platform and product pipeline, we have established a series of strategic alliances with major pharmaceutical and biotechnology companies. These alliances provide us with substantial revenues and other financing, furnish us with access to important technology, broaden our product development pipeline and reduce our product development risks. These alliances also enhance our ability to bring products to market because of our partners' substantial resources and expertise in research, preclinical and clinical development, regulatory issues, manufacturing and marketing.

    EXPAND DOWNSTREAM PIPELINE AND OTHER SKILLS THROUGH ACQUISITIONS. We continually consider joint development, merger and other acquisition opportunities that may provide us with access to products currently on the market or which are in later stages of commercial development or may bring us scientific or other skills that enhance our existing capabilities. For example, through our merger with LeukoSite, we obtained six drug candidates in clinical development and more than 12 pre-clinical development programs. In addition, as a result of the LeukoSite merger, we augmented our capabilities in the areas of immunology, preclinical and clinical development and regulatory affairs. We believe that integrating these capabilities will facilitate bringing our internally developed products to market quickly and efficiently.

    ENHANCE PROPRIETARY TECHNOLOGY PLATFORM. We are committed to constantly enhancing our technology platform by incorporating the latest technological advances. Our technology enhancement efforts are based on our own internal development efforts and our program to identify, evaluate and integrate technologies licensed from third parties. The quality of our technology platform has been central to our ability to attract a broad range of strategic alliances with major pharmaceutical and biotechnology companies. The platform also has enabled us to create a technology transfer alliance in the area of agriculture with the Monsanto Company.

TECHNOLOGY

    Our broad technology platform is based on multiple parallel approaches to high-throughput product discovery and development which are integrated through the latest advances in enabling technologies and informatics. The enabling technologies include robotics, fluidics, miniaturization and analytical instrumentation. Informatics consists of the tracking, synthesizing and interpretation of the enormous volumes of data generated in high-throughput discovery of genes, drug targets and drugs.

    The following chart illustrates how we apply various processes of our technology platform to the principal steps in the discovery and development of drugs, spanning from gene to patient.

[Graphic depiction of a chart which summarizes the application of various processes of our technology platform (described on page 7) to the principal steps in the drug discovery process]

    - HUMAN, MOUSE AND MICROBIAL GENETICS involve the identification of genes associated with diseases or with the ability of microbes to survive.

    - HIGH-THROUGHPUT SEQUENCING enables the rapid determination of DNA sequence information from large numbers of genes.

    - EXPRESSION CLONING means the isolation and identification of genes according to the biological properties of the proteins they encode.

    - TRANSCRIPTIONAL PROFILING is the rapid identification of genes whose activity in the body changes under disease conditions.

    - FUNCTIONAL GENOMICS are the assignment of biochemical functions and disease roles to genes and the selection of the relatively small number of genes that will be appropriate targets for therapeutic intervention.

    - PROTEOMICS constitutes the identification of proteins, or changes to proteins, associated with particular diseases.

    - COMPUTATIONAL BIOLOGY is the rapid analysis of the DNA sequences of genes to identify those which encode potential targets for drugs.

    - BENCH BIOLOGY, using cellular and animal models, is utilized for the experimental confirmation of hypotheses that particular genes or proteins could be good targets for drugs.

    - PATHWAY PROFILING identifies multiple genes that may be involved in the initiation, progression or maintenance of a disease.

    - PHARMACOGENOMICS constitutes the identification of genes, or their activity, associated with responsiveness to particular drugs.

    - CHEMISTRY is utilized for the identification and optimization of small-molecule compounds active against particular drug targets.

    - COMPUTATIONAL CHEMISTRY is employed to enable the modeling and analysis of chemical structures and their interactions with drug targets.

    - PREDICTIVE PHARMACOLOGY enables the prediction of likely behaviors of drug candidates when they are administered to humans.

    - CLINICAL RESEARCH is conducted to assess the safety and efficacy of drugs in humans.

    - REGULATORY AFFAIRS is the process of gaining necessary approvals from the appropriate governmental agencies that control the testing and marketing of drugs.

ALLIANCES

    A fundamental component of our business strategy is to form alliances with major pharmaceutical and biotechnology companies. In general, our alliances fall into three categories:

    - Alliances focused on particular diseases, in which we perform drug discovery research funded by our partners. Our largest disease-focused alliance is with Bayer AG. This is a five-year alliance formed in September 1998, under which we are eligible to receive up to $465 million from Bayer, including a $96.6 million equity investment. This equity investment and a portion of the other funding has already been received. In September 1999, we announced that we had successfully identified 18 novel drug targets in this alliance and moved four of these targets into high-throughput screening in less than eight months. The targets identified have relevance across multiple disease areas.

    - Alliances focused on drug discovery for specific targets or the development of a specific product candidate. One of our key target-specific discovery alliances is with Warner-Lambert, focused on CCR5 and CXCR3 chemokine receptors as potential targets for anti-HIV drugs. One of our key product development alliances is with ILEX Oncology, Inc., focused on the clinical development of the CAMPATH-Registered Trademark- monoclonal antibody.

    - Alliances based on the transfer of our technology platform. Our major technology transfer alliance is with Monsanto Company in the area of agriculture. This is a five-year alliance formed in October 1997, under which we are eligible to receive up to $218 million from Monsanto. A portion of this funding has already been received.

    Our alliance agreements generally provide for the funding by our alliance partner of a research program to be conducted by us in conjunction with the partner and the grant of exclusive license rights by us to our partner to develop and commercialize specified products and services resulting from discoveries made in the research program. In many cases, we have retained development and commercialization rights for ourselves to certain therapeutic and diagnostic applications of discoveries made in the research program. If specified research, product development or regulatory milestones are achieved, our alliance partners are obligated to make milestones payments to us. In addition, our alliance agreements generally entitle us to royalties or a share of profits on product sales, which are payable for the life of the applicable patents or a specified period of time.

    The agreements governing our alliances are subject to various contingencies, including in some cases, early termination rights. We have generally agreed with our alliance partners that, for a specified period of time while the alliance is in place, we will not conduct certain research, independently or with third parties, in the fields covered by the alliance agreement.

    Substantially all of our revenues are derived from our strategic alliances. For the twelve-month period ended December 31, 1999, revenues from our strategic alliances with Bayer, Monsanto and American Home Products accounted for approximately 45%, 20% and 10%, respectively, of our total revenues.

    The following table sets forth certain information about our principal current alliances:

        YEAR
     ESTABLISHED           ALLIANCE PARTNER           ALLIANCE TYPE                   SUBJECT
---------------------   ----------------------  -------------------------  ------------------------------
        2000            Taisho Pharmaceutical   Product development        LDP-977--asthma

        1999            Schering AG/Berlex      Product distribution       CAMPATH-Registered Trademark-
                        Laboratories                                       monoclonal antibody--chronic
                                                                           lymphocytic leukemia

        1999            Bristol-Myers Squibb    Disease-focused            Cancer pharmacogenomics

        1999            Becton Dickinson        Disease-focused            Cancer diagnostics

        1998            Warner-Lambert          Target-specific discovery  a4b7 and aEb7 integrins--
                                                                           inflammation

        1998            Bayer                   Disease-focused            Cardiovascular diseases,
                                                                           cancer, pain, osteoporosis,
                                                                           liver diseases, blood diseases
                                                                           and viral infections

        1997            Kyowa Hakko             Target-specific discovery  CCR1 and CXCR3 chemokine
                                                                           receptors--inflammation

        1997            Monsanto                Technology transfer        Agriculture

        1997            Genentech               Product development        LDP-02--inflammation

        1997            Warner-Lambert          Target-specific discovery  CCR5 and CXCR4 chemokine
                                                                           receptors--HIV

        1996            American Home Products  Disease-focused            Bacterial diseases

        1996            ILEX Oncology           Product development        CAMPATH-Registered Trademark-
                                                                           monoclonal antibody

        1996            Roche Bioscience        Target-specific discovery  CCR3 chemokine receptor--
                                                                           inflammation

        1996            American Home Products  Disease-focused and        Central nervous system
                                                technology transfer        diseases

        1996            Eli Lilly               Disease-focused            Cancer

        1995            Aventis                 Target-specific discovery  NF-KB--inflammation

        1995            Pfizer                  Disease-focused            Fungal diseases

        1995            Eli Lilly               Disease-focused and        Cardiovascular diseases
                                                technology transfer

        1995            Warner-Lambert          Target-specific discovery  CXCR1,2 chemokine receptor--
                                                                           inflammation

        1994            Warner-Lambert          Target-specific discovery  CCR2 chemokine receptor--
                                                                           inflammation

CLINICAL PROGRAMS

    We have six drug candidates in clinical development. These clinical drug candidates, our alliance partners for these clinical programs and the current status of the clinical programs are summarized below:

                     DISEASE
PRODUCT             INDICATION                 PARTNER                 CLINICAL PHASE
-------       ----------------------  -------------------------  ---------------------------
CAMPATH-Registered Trademark- Cancer (Chronic 50/50 partnership between Biologics License
monoclonal    lymphocytic leukemia)   Millennium and ILEX        Application submitted
antibody                              Oncology; distribution     December 1999
                                      agreement with Schering
                                      AG/Berlex Laboratories

CAMPATH-Registered Trademark- Multiple Sclerosis Same as above   Phase II
monoclonal
antibody

CAMPATH-Registered Trademark- Transplantation Same as above      Phase II
monoclonal
antibody

LDP-02        Inflammatory Bowel      Genentech                  Phase IIa
              Disease

LDP-977       Asthma                  Marketing agreement with   Phase Ila
                                      Taisho in Asia and Europe

LDP-01        Stroke                  Not partnered              Phase Ila

LDP-341       Cancer                  Not partnered              Phase I

LDP-519       Stroke                  Not partnered              Phase I

    Human clinical trials typically are conducted in three sequential phases, although phases may overlap. Phase I trials consist of testing the product in a small number of patients or healthy volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug's pharmacokinetic or pharmacodynamic profile. In Phase II, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites.

RESEARCH AND DEVELOPMENT PROGRAMS

    Using our advanced technology platform, we seek to discover and develop proprietary therapeutic and diagnostic human healthcare products and services to detect, treat and manage a broad array of illnesses. We have three therapeutic fields of major emphasis: oncology, metabolic diseases (including obesity) and inflammation. We also have significant programs in infectious diseases, cardiovascular diseases and diseases of the central nervous system. The following is a summary of our principal research and development programs:

    CANCER

    In the field of cancer, or oncology, we are engaged in the discovery and development of both therapeutic and predictive medicine products. In therapeutics, we are engaged in clinical development of two compounds and in target and drug discovery, primarily through strategic alliances. In predictive medicine, we are developing diagnostic and pharmacogenomics products, primarily through strategic alliances. Our programs address a variety of cancers, including leukemia, prostate, breast, lung, colorectal cancer and melanoma.

    The following two cancer product candidates are in clinical trials:

    THE CAMPATH-REGISTERED TRADEMARK- PRODUCT is a humanized monoclonal antibody being evaluated for the treatment of patients with chronic lymphocytic leukemia, which is the most prevalent form of adult leukemia. This product is owned by an equal partnership between us and ILEX Oncology. The partnership completed the submission to the FDA in December 1999 of a biologics license application for the CAMPATH-Registered Trademark- product for patients who are not responsive to traditional therapy. The FDA has granted fast track status to its review of this application. The partnership has entered into a worldwide (other than the Far
East) distribution agreement with Schering AG and its affiliate, Berlex Laboratories. CAMPATH-Registered Trademark- monoclonal antibody has received an orphan drug designation from the FDA, which may entitle it to a seven-year exclusivity period in the United States if it is the first drug approved for the treatment of patients with chronic lymphocytic leukemia.

    LDP-341 is a small-molecule drug candidate for the treatment of diverse cancers, including prostate cancer. We initiated Phase I clinical trials of LDP-341 in August 1999. LDP-341 has a unique mechanism of action, inhibition of the proteasome, which is the cellular component responsible for protein degradation.

    We have entered into two strategic alliances for target and drug discovery and two strategic alliances for predictive medicine in cancer:

    LILLY. We have an alliance with Lilly focused on finding small-molecule drug targets in select areas of cancer, including prostate cancer and mechanisms of drug resistance. We received three milestone payments from Lilly during 1999 under this alliance for the delivery of two cancer drug candidate genes in August 1999 and the acceptance of a validated target for prostate cancer drugs in December 1999.

    BAYER. Our multi-disease alliance with Bayer includes discovery of small-molecule drug targets for areas of cancer outside of our Lilly collaboration.

    BRISTOL-MYERS SQUIBB. Through MPMx, we have an alliance with Bristol-Myers Squibb in the area of pharmacogenomics for cancer treatment. We and Bristol-Myers Squibb are seeking to use genetic and related information to develop new anti-cancer therapies to treat specific patient populations and tumor types, as well as to tailor existing therapies to individual patients.

    BECTON DICKINSON. MPMx has an alliance with Becton Dickinson to develop tests designed to provide individualized cancer diagnostic and prognostic information, assist in treatment selection for patients with cancer and improve the prediction of cancer patient healthcare outcomes. We plan to provide clinically validated diagnostic markers to Becton Dickinson for skin, cervical, breast, ovarian, uterine, prostate and colon cancers. A diagnostic marker is a molecule or substance whose presence or concentration can be measured in a biological sample taken from a patient, providing useful information about the patient's status or future prospects with respect to a particular disease or diseases.

    METABOLIC DISEASES

    In the field of metabolic diseases, we are engaged in target and drug discovery, both independently and in a strategic alliance with Bayer.

    - OBESITY; TYPE 2 DIABETES. From March 1994 until March 1999, we were engaged in a strategic alliance with Hoffmann-La Roche in the fields of obesity and type 2 diabetes. This alliance provided Roche with several novel targets for obesity drugs, which Roche continues to pursue. We will be entitled to milestone payments and royalties in connection with any drugs Roche succeeds in developing against these targets. Independent of the Roche alliance, we have identified and validated several additional targets and lead compounds for the treatment of obesity. Roche does not have rights to these additional targets or compounds.

    - BAYER. Our multi-disease alliance with Bayer includes discovery of small-molecule drug targets for osteoporosis.

    INFLAMMATION

    In the field of inflammation, we are engaged in clinical development of four products, target-specific drug discovery and development programs, primarily in strategic alliances, and in independent target and drug discovery programs. Inflammation encompasses a broad spectrum of human diseases and conditions--including diseases such as asthma, stroke, inflammatory bowel diseases and rheumatoid arthritis.

    The following inflammation products are in clinical trials:

    - LDP-977 is a small-molecule drug candidate for the treatment of asthma. LDP-977 is designed to selectively inhibit the production of leukotrienes, a class of molecules that plays an important role in bronchial asthma. A Phase IIa trial of LDP-977 commenced during the fourth quarter of 1999. In January 2000, we entered into an agreement with Taisho Pharmaceutical relating to the development, marketing and sale of LDP-977 in Europe and Asia.

    - LDP-519 is a small-molecule drug candidate for the treatment of post-ischemic reperfusion injury, which is inflammatory damage that occurs when blood supply to a tissue is restored after an interruption such as that resulting from organ transplantation, stroke or myocardial infarction. We initiated a Phase I clinical trial of LDP-519 in November 1999. As with LDP-341, LDP-519 acts through the inhibition of the proteasome.

    - LDP-02 is a humanized monoclonal antibody for the treatment and management of patients with inflammatory bowel disease, including ulcerative colitis and Crohn's disease. We have a collaboration agreement with Genentech for the development and commercialization of LDP-02. A Phase lla study of LDP-02 for the treatment of ulcerative colitis was recently completed. We have not yet received the data from this trial. We expect to initiate a Phase II trial of LDP-02 for the treatment of Crohn's disease in the first quarter of 2000.

    - LDP-01 is a humanized monoclonal antibody for prevention of post-ischemic reperfusion injury. We initiated a Phase IIa clinical trial of LDP-01 in 1998. We are aware of third party patents and patent applications that relate to certain antibodies and their use in the treatment of reperfusion injury. See "Risk Factors That May Affect Results--Risks Relating to Intellectual Property--Others may own or control patents or patent applications and require us to seek licenses or block our commercialization efforts."

    We are also engaged in two strategic alliances and one independent program for target-specific drug discovery and development in the field of inflammation:

    - ROCHE BIOSCIENCE. We have an alliance with Roche Bioscience to develop a small molecule antagonist of a chemokine receptor known as CCR3 to block the recruitment of inflammatory cells for the treatment of patients with asthma and allergies.

    - WARNER-LAMBERT AND KYOWA HAKKO. We have related collaboration agreements with Warner-Lambert and Kyowa Hakko for the discovery and development of small molecule antagonists to certain chemokine receptors for the treatment of inflammatory and autoimmune diseases.

      We also have a collaboration agreement with Warner-Lambert to discover and optimize small molecule lead candidates using receptors, related to inflammatory bowel disease and asthma.

    - TARGET DISCOVERY. From 1995 until 1999, we were engaged in a strategic alliance with AstraZeneca to discover novel drug targets in the field of inflammatory respiratory disease. This alliance provided AstraZeneca with novel targets for respiratory inflammation drugs which AstraZeneca continues to pursue. We are entitled to receive milestone payments and royalties in connection with any drugs AstraZeneca succeeds in developing against these targets and commercialization. Independent of the alliance, we are undertaking several target and drug discovery projects in the field of inflammation. AstraZeneca does not have any rights to these targets or drugs.

    INFECTIOUS DISEASES

    BACTERIAL INFECTIONS. We are engaged in identifying and validating new targets for antibacterial drugs and in high-throughput screening to identify potential lead compounds. We are conducting these activities in collaboration with American Home Products. During the three years of this alliance we have delivered nine antibacterial targets to American Home Products, and have received multiple milestone and bonus payments for doing so.

    VIRAL INFECTIONS. We have a strategic alliance with Warner-Lambert for the discovery and development of a small molecule antagonist to the chemokine receptors known as CCR5 and CXCR4. Such drugs may be useful in the treatment of patients infected with HIV and as a therapy for certain inflammatory and autoimmune diseases.

    Our multi-disease collaboration with Bayer includes the discovery of drug targets that may enable the development of novel small-molecule compounds for the treatment of patients with certain viral diseases.

    FUNGAL INFECTIONS. We are engaged in the identification and validation of new targets for antifungal drugs and in high-throughput screening to identify potential lead compounds. We are conducting these activities in a collaboration with Pfizer.

    CARDIOVASCULAR DISEASES

    In the field of cardiovascular diseases, we are engaged in the identification and validation of new drug targets. We are conducting this activity in collaboration with Eli Lilly in connection with atherosclerosis and congestive heart failure and with Bayer in connection with other cardiovascular diseases. In December 1998 we announced that we had delivered a total of five cardiovascular drug targets to Lilly and had received various milestone payments in return.

    CENTRAL NERVOUS SYSTEM DISEASES

    In the field of central nervous system diseases, we are engaged in the identification and validation of new drug targets for the treatment of affective disorders, schizophrenia, generalized depression, epilepsy and neurodegenerative disorders, such as Alzheimer's disease. We have a strategic alliance with American Home Products in the area of central nervous system diseases. The area of pain is included in our multi-disease alliance with Bayer. We had previously delivered two novel genes to American Home Products under this alliance, receiving milestone payments in return.

MILLENNIUM PREDICTIVE MEDICINE, INC.

    Our majority-owned subsidiary, Millennium Predictive Medicine, Inc., is applying our technology platform to develop products and services that will provide clinicians and pharmaceutical researchers with information that enables them to make better informed decisions about drug treatment and other aspects of patient management. MPMx initially is focusing its efforts on diagnostics and pharmacogenomic services. We have generally agreed to transfer to MPMx all product development opportunities and technology rights in MPMx's core area of interest, which includes Diagnomics-TM- products, pharmacogenomics and the provision of patient management services to the healthcare industry. Reciprocally, MPMx has generally agreed to transfer to us all product development opportunities and technology rights outside MPMx's core area of interest.

    DIAGNOMICS-TM- PRODUCTS

    Many current diagnostic tests are directed towards the symptoms, rather than the causes, of the diseases that they are used to diagnose or monitor. As a result, these tests generally provide information only about a patient's current condition. In contrast, we are developing gene-based diagnostic tests, which we call Diagnomics-TM- tests, to assess the underlying causes of diseases. We believe that Diagnomics-TM- products and services will provide information with inherent prognostic, therapeutic and economic implications, facilitating a shift in medical care towards planned and cost-effective treatment of the underlying causes of disease.

    The initial focus for MPMx's Diagnomics-TM- program is cancer. In
February 1999, MPMx entered into a strategic alliance with Becton Dickinson focused primarily on Diagnomics-TM- products for cancer. In conjunction with Becton Dickinson, MPMx has developed the Melastatin-TM- product, a clinical marker used to diagnose melanoma. Becton Dickinson plans to introduce the Melastatin-TM- product to the market by the end of 2000. Although the potential market for the Melastatin-TM- product is small, we believe that the introduction of this product will provide initial validation of our Diagnomics-TM- approach.

    PHARMACOGENOMICS

    Different people often respond in different ways to the same drug. A drug that is safe and effective in one patient may be toxic or ineffective in another. We believe that these differences in response reflect underlying genetic differences between the individuals concerned. Pharmacogenomic studies seek to establish correlations between specific genetic variations and specific responses to drugs. By establishing such correlations, pharmacogenomics may permit both new and existing drugs to be targeted to those patients in whom they are most likely to be both effective and safe. In November 1999, MPMx entered into a strategic alliance with Bristol-Myers Squibb focused primarily on the application of pharmacogenomics to cancer treatments.

TECHNOLOGY ALLIANCES

    We are engaged in, and will continue to seek, alliances involving the transfer of our technology platform.

    MONSANTO. We have a broad collaboration with Monsanto relating to the application of genomics technologies in Monsanto's life-science-based businesses. In connection with this collaboration, Monsanto has established a wholly-owned subsidiary, Cereon Genomics, based in Cambridge, Massachusetts. We have granted Cereon and Monsanto an exclusive license to use our genomics technologies in plant agriculture and certain aspects of dairy agriculture. We also granted a non-exclusive license to Monsanto to apply our genomics technologies outside of these fields.

    OTHER TECHNOLOGY ALLIANCES. Two of our disease-focused alliances with Eli Lilly and American Home Products also include the transfer of rights in certain aspects of our technology platform.

THERAPEUTIC PROTEIN ALLIANCE

    In May 1997, through MBio, we entered into an alliance with Eli Lilly for the discovery and development of therapeutic proteins, which are proteins that can be used directly as drugs. Recently, we reconfigured the collaboration with Lilly to focus on later-stage therapeutic protein candidates that had already been identified in the alliance. We waived Lilly's remaining research funding obligations. We will be entitled to receive milestone payments and royalties on any drugs developed by Lilly from the pool of protein candidates discovered in the alliance. We merged MBio into us in December 1999.

RESEARCH AND DEVELOPMENT

    Our total research and development expenses were $74.8 million in 1997, $114.2 million in 1998 and $159.6 million in 1999, not including expenditures by LeukoSite. LeukoSite's total research and development expenses were $12.0 million in 1997, $21.1 million in 1998 and $31.7 in 1999. Sponsored research and development revenues totaled $89.9 million in 1997, $133.7 million in 1998 and $128.6 million in 1999 for Millennium, and $5.7 million in 1997, $12.1 million in 1998 and $14.5 million in 1999 for LeukoSite. Sponsored research and development expenditures totaled $7.6 million in 1997, $16.8 million in 1998 and $23.1 million in 1999 for Millennium, and $0.3 million in 1997, $0.4 million in 1998 and $0.9 million in 1999 for LeukoSite. In 2000 we expect research and development expenditures to increase significantly over 1999 as personnel are added and research and development activities are expanded to accommodate existing and any additional strategic alliances and development efforts, and as a result of the addition, through the LeukoSite acquisition, of several preclinical product candidates and six product candidates in clinical trials.

PATENTS AND PROPRIETARY RIGHTS

    We generally seek United States and foreign patent protection for the genes, proteins, antibodies and small molecule drug leads that we discover, as well as therapeutic, diagnostic and pharmacogenomic products and processes, drug screening methodologies and other inventions based on such genes, proteins, antibodies and small molecules. We also seek patent protection or rely upon trade secret rights to protect certain other technologies which may be used to discover and characterize genes, proteins, antibodies and small molecules and which may be used to develop novel therapeutic, diagnostic and pharmacogenomic products and processes. As of December 31, 1999, we and our subsidiaries owned, or were the exclusive licensee under, 86 U.S. patents expiring on various dates through 2018, and more than 750 pending U.S. patent applications. As of December 31, 1999 we and our subsidiaries owned, or were the exclusive licensee under, 24 foreign patents and more than 250 pending foreign patent applications, most of which are counterparts to U.S. patents or patent applications.

    We own two issued U.S. patents and several pending U.S. and foreign patent applications related to the Melastatin-TM- product. We are an exclusive licensee under two issued U.S. patents and pending U.S. and foreign patent applications related to LDP-01 and we also own pending U.S. and foreign patent applications related to LDP-02. We also own issued U.S. patents, granted foreign patents and pending U.S. and foreign applications related to LDP-977 and an issued U.S. patent and granted foreign patents and pending U.S. and foreign applications related to LDP-341. We also are the exclusive licensee of an issued U.S. patent and pending U.S. and foreign applications and we own pending U.S. and foreign applications related to LDP-519 and related compounds.

    We have entered into several license agreements under which we have acquired certain rights to use proprietary technologies and compounds. In particular, as a result of our acquisition of LeukoSite, we have exclusive and non-exclusive licenses as set forth in an agreement with British Technology Group Limited (now BTG International Ltd.) to make, use and sell products containing the CAMPATH-Registered Trademark- monoclonal antibody. The agreement requires the payment of royalties to British Technology Group. In addition, British Technology Group may terminate the license agreement under certain circumstances, including in the event of a breach of the agreement or if there is a failure to meet certain commercialization requirements.

    In the event our in-licensed rights were terminated or modified, our ability to manufacture and sell products using the covered technologies would be materially adversely affected.

GOVERNMENT REGULATION

    OVERVIEW OF FDA REGULATIONS

    Biological and non-biological drugs, including our products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA, and by state and local governments. Federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, reporting, labeling, distribution, promotion and marketing of pharmaceutical and diagnostic device products. If these products are marketed abroad, they also are subject to export requirements and to regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions, such as warning letters, product recalls, product seizure, injunctions, civil penalties, criminal prosecution, suspension of production, license revocation, or FDA refusal to approve pending marketing applications.

    The applicable regulatory clearance process, which must be completed prior to the commercialization of a product, is lengthy and expensive. FDA requirements for our products under development vary depending upon whether the product is a non-biological drug or biological drug. We believe that our monoclonal antibody products currently in human clinical or late preclinical development (I.E., CAMPATH-Registered Trademark-, LDP-01 and LDP-02 products) will be regulated by the FDA as biological drugs. Because of the early research and development stages, we are uncertain as to whether products under development in our small molecule antagonist program will be regulated as non-biological drugs or biological drugs.

    REGULATION OF NON-BIOLOGICAL DRUGS AND BIOLOGICAL DRUGS

    Non-biological drugs and biological drugs are subject to some of the same laws and regulations. Ultimately, however, they are approved under somewhat different regulatory frameworks. Product development and approval within either regulatory framework takes a number of years, involves the expenditure of substantial resources and is uncertain. Many non-biological drugs and biological drugs that initially appear promising ultimately do not reach the market because they are not found to be safe or effective under the standards applied by FDA, or cannot meet the FDA's other regulatory requirements for product manufacture and sale. In addition, the current regulatory framework may change or additional regulations may arise at any stage of our product development that may affect approval, delay the submission or review of an application or require additional expenditures by us.

    The activities required before a new non-biological drug or biological drug can be marketed in the United States begin primarily with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, toxicology and other characteristics. Animal studies are used to assess the potential safety and efficacy of the product as formulated. Many preclinical studies are regulated by the FDA under the current Good Laboratory Practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated if the data are to be submitted to the FDA in support of a marketing application.

    The entire body of preclinical development work necessary to administer investigational non-biological drugs and biological drugs to human volunteers or patients is summarized in an investigational new drug application, or IND, submitted to the FDA. FDA regulations provide that human clinical trials may begin 30 days following submission of an IND application, unless the FDA advises otherwise or requests additional information, clarification or additional time to review the application. Once trials have commenced, investigators must promptly report all unanticipated risks and adverse events that occur to human subjects to the Institutional Review Board, or IRB, and the drug sponsor during clinical trials. The sponsor must promptly report an adverse event that is unexpected, serious, and possibly drug-related to FDA. The FDA may stop the trials by placing a "clinical hold" on such trials because of concerns about, for example, the safety of the product being tested. Such holds can cause substantial delay and in some cases may require abandonment of a product.

    Clinical testing in humans involves the administration of the investigational non-biological drug or biological drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA reviewed protocol. Each clinical study is conducted under the auspices of an IRB at each academic center, hospital or other research facility at which the study will be conducted. The IRB must approve the protocol and informed consent documents before a clinical trial can proceed. An IRB will consider, among other things, ethical factors, the safety of human subjects, whether informed consent was properly obtained, and the possible liability of the institution.

    Human clinical trials typically are conducted in three sequential phases, but the phases may overlap. Phase I clinical trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug's pharmacokinetic and/or pharmacodynamic profile. In Phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites. A clinical plan, or "protocol," accompanied by the approval of an IRB, is submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time for a variety of reasons, particularly if safety concerns exist.

    Upon completion of clinical trials, a company seeking FDA approval to market a new non-biological drug must file a new drug application, or NDA, with the FDA. In addition to reports of the preclinical and clinical trials conducted under the FDA-approved IND application, the NDA includes information pertaining to the preparation of the drug substance, analytical methods, drug product formulation, detail on the manufacture of finished products and proposed product packaging and labeling. In addition to reports of the preclinical and clinical trials conducted under the FDA-authorized IND application, the marketing application also includes other data and information relating to the product's safety and efficacy. The manufacturing facility must also pass an FDA good manufacturing practices (GMP) inspection before the marketing application can be approved.

    A company seeking FDA approval to market a biological drug is required to prepare and submit additional information for inclusion in a single biologics license application, or BLA, which is similar in content to the NDA. To approve a BLA, the FDA must determine that the product is effective and that the manufacturing establishment and product meet applicable requirements to ensure the safety, purity, and potency of the product.

    Submission of a standard NDA or BLA does not assure FDA approval for marketing. After the application is submitted, the FDA initially determines whether all pertinent data and information have been submitted before accepting the application for filing. After the application is considered filed, the FDA begins its substantive review. The FDA also typically will request a review and recommendation by an advisory committee consisting of outside experts. The application review process generally takes one to three years to complete, although reviews of non-biological drugs and biological drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six month review. However, the process may take substantially longer if, among other things, the information is not complete, or the FDA has questions or concerns about the safety or efficacy of a product. Expedited or accelerated approvals may require additional larger clinical studies to be conducted following approval or a post-marketing study of existing databases.

    In addition, the FDA may, in some circumstances, impose restrictions on the use of the non-biological drug or biological product that may be difficult and expensive to administer. Product approval may be withdrawn if compliance with regulatory requirements is not maintained or if adverse events are reported after the product reaches the market. The FDA requires reporting of certain safety and other information that becomes known to a manufacturer of an approved non-biological drug or biological product. These reports may be voluntarily provided to the FDA by physicians and other healthcare professionals. Manufacturing and sale may also be disrupted, or delayed, in the event of failure to comply with all required current Good Manufacturing Practices, or cGMP, as determined by FDA investigators in periodic inspections of manufacturing facilities. In addition, changes in the product or the manufacturing facility may require the submission of a supplemental NDA or BLA.

    Upon approval, a prescription non-biological drug or biological product may only be marketed for the approved indications in the approved dosage forms and at the approved dosage. In addition, the nature of marketing claims that we will be permitted to make in the labeling and advertising of our products will be limited to those specified in an FDA clearance or approval. Claims exceeding those that are cleared or approved will constitute violation of the Food, Drug and Cosmetic Act.

    ORPHAN DRUG ACT

    Under the Orphan Drug Act, a sponsor of a marketing application may seek to obtain a seven-year period of marketing exclusivity for a non-biological or biological drug intended to treat a rare disease or condition, which is defined as a disease or condition that occurs in fewer than 200,000 patients. Orphan drugs provide significant tax advantages to a sponsor. Before a product can receive marketing exclusivity associated with orphan product status, it must receive orphan product designation. If a product is designated as an orphan drug or biologic by the FDA and it is the first FDA approved application of the specified indication, the sponsor receives seven years of marketing exclusivity, subject to certain limitations.

    We have obtained orphan product designation for CAMPATH-Registered Trademark- monoclonal antibody for the treatment of patients with chronic lymphocytic leukemia. We may seek such designation for other products as well. However, other companies may also receive orphan designation and obtain the FDA marketing approval before we obtain such approval. If another company obtains marketing approval first and receives seven-year marketing exclusivity, we would not be permitted by the FDA to market our product in the United States for the same use during the exclusivity period. In addition, we could incur substantial costs in asserting any rights to prevent such uses we may have under the Orphan Drug Act. If we receive seven-year marketing exclusivity, FDA may rescind the period of exclusivity under certain circumstances, including our failure to assure a sufficient quantity of the drug.

    The Orphan Drug Act is subject to amendment by Congress, which has periodically considered amendments that would change the substantive provisions of the law, including the market exclusivity provisions. There can be no assurance that the market exclusivity provisions under this Act will still be the same when the CAMPATH-Registered Trademark- product or other products are approved.

    FOREIGN REGULATIONS

    We will also be subject to a variety of foreign regulations governing clinical trials and sales of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval.

    OTHER REGULATIONS

    In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Millennium's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for storing, handling, using and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contaminations or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect.

    REGULATION OF DIAGNOSTICS

    The FDA regulates the development, manufacture, and marketing of medical devices including diagnostic products and reagents. The FDA has regulations that set varying requirements for medical devices according to potential risk class. Class I devices represent the lowest potential risk devices and are therefore subject only to the general controls that include establishment registration, product listing, the prohibition of mislabeling or adulteration, and a requirement to comply with federal Good Manufacturing Practices regulations. Premarket notification is required for some Class I clinical diagnostic devices. Class II devices present greater risk than Class I devices and are subject to special controls, such as guidelines or performance standards, as well as the same general controls that are applicable to Class I devices. Class II devices require premarket clearance to demonstrate that the FDA accepts the manufacturer's claims that the device is substantially equivalent to other legally marketed devices, and meets generally accepted performance criteria that may be required to demonstrate that the device is safe and effective. Class III devices present a higher level of risk and are additionally subject to rigorous demonstration of safety and effectiveness through the premarket approval process.

    For some Class I and most Class II devices, a premarket notification must be submitted to the FDA. Usually within 90 days of the receipt of this notification, the FDA makes the determination whether the device submitted is substantially equivalent to a legally marketed device. A legally marketed device is one which was marketed prior to the passage of the Medical Device Amendments of 1976, or a post 1976 device that has been determined by the FDA to be substantially equivalent to the previously cleared devices. A determination of substantial equivalence requires several FDA findings: First, that the device has the same intended use as the legally marketed device; and second, either that the device has the same technological characteristics as the legally marketed device, or, if it does not, that the device is as safe and effective as the legally marketed device and does not present different questions about safety and effectiveness. Class III devices require extensive clinical testing to prove safety and effectiveness, and submission of the resulting data to the FDA as a premarket approval application (PMA). The FDA ordinarily will refer a new device premarket approval application to an advisory panel of outside experts for a recommendation on whether to approve the application or to request additional testing.

    Where a premarket approval application is required, FDA regulations require the demonstration of safety and effectiveness, typically based upon extensive clinical trials. Fulfilling the requirements of the premarket approval application are costly and both the preparation and review are time consuming, commonly taking from one to several years. Before granting premarket approval, the FDA must inspect and find acceptable the proposed manufacturing procedures and facilities. The premarket approval regulations also require FDA approval of most changes made after the tests have been approved.

    Analyte specific reagents (ASRs) that are used by clinical laboratories to conduct in-house assays or "home brew" tests are regulated by FDA under this device classification scheme, and their sale, distribution, and use are restricted under FDA regulations. The majority of ASRs are Class I and exempt from premarket notification requirements, although they remain subject to other FDA requirements such as good manufacturing practices, labeling, and reporting. Some ASRs are Class II (e.g., for blood bank tests) or Class III (e.g., for HIV and tuberculosis tests) and are subject to FDA premarket review. ASRs for genetic testing or predictive genetic testing currently are Class I and exempt from premarket review, although FDA has announced that the agency may propose additional regulation of genetic tests if determined appropriate following its ongoing evaluation of pertinent reports and recommendations.

    MANUFACTURING REGULATION

    The manufacture of diagnostic products and reagents must be in accordance with quality system regulations and current federal Good Manufacturing Practices regulations. Diagnostic products and reagents are also subject to various postmarketing requirements, such as complaint handling and reporting of adverse events. Premarket approval products are also subject to annual reports. The FDA typically inspects manufacturing facilities every two years.

    CLINICAL LABORATORY IMPROVEMENT AMENDMENTS OF 1988

    All medical testing in the United States is regulated by the Health Care Financing Administration according to the complexity of the testing as specified under the Clinical Laboratory Improvement Amendments of 1988. CLIA regulations establish three categories of laboratory tests, for which regulatory requirements become increasingly stringent as the complexity of the test rises:
(1) tests that require little or no operator skill, which allows for a certificate waiver of the regulations; (2) tests of moderate complexity; and
(3) high complexity tests which require significant operator skill or training. Complexity categorization of diagnostic tests has been the responsibility of the Centers for Disease Control and Prevention although that responsibility has recently been transferred to the FDA. CLIA regulatory requirements apply to facilities such as clinical laboratories, hospitals, and physician offices which perform laboratory tests. All laboratories are subject to periodic inspection. In addition, all laboratories performing tests of moderate or high complexity must register with HCFA or an organization to whom HCFA has delegated such authority. They also must meet requirements relating to personnel qualifications, proficiency testing, quality assurance, and quality control. We expect all genetic tests to be categorized as having moderate to high complexity. "Home brew" tests using analyte specific reagents must be conducted in a clinical laboratory meeting the requirements for high-complexity tests. In practical terms, performing a test of high complexity means that the individual supervising the test, i.e., the physician, pathologist or laboratory director, must be appropriately educated and trained, and the laboratory must be certified for high complexity testing under CLIA.

    STATE REGULATION

    In additional to federal regulation, certain diagnostic tests will be subject to a variety of state laws and regulations in those states where our products may be marketed, sold or used. States also impose requirements on clinical laboratories and regulate the ordering of laboratory tests, reporting of test results and confidentiality of medical records.

MANUFACTURING

    We have limited manufacturing capabilities and ourselves produce only certain compounds for research and development and preclinical testing. We rely on third parties to manufacture most of our compounds for research and development, and preclinical and clinical trials. We generally expect to rely on our strategic partners or other third parties to maintain cGMP and to manufacture the products for which we obtain regulatory approval to market and sell. Our partnership with ILEX Oncology has entered into a supply agreement with Boehringer Ingleheim for the production of CAMPATH-Registered Trademark-monoclonal antibody. Under most of our collaboration agreements, our alliance partners have the exclusive right to manufacture products that result from their programs.

SALES AND MARKETING

    We do not currently have any sales and marketing capabilities. We generally expect to rely on our strategic partners or on other third parties to market any products that we may develop. Our partnership for the CAMPATH-Registered Trademark- product has entered into a distribution agreement with Schering AG and its affiliate, Berlex Laboratories, to distribute the CAMPATH-Registered Trademark- product on a worldwide basis (other than the Far
East). At some time in the future, we may co-promote or ourselves market one or more of our products. If we decide to market products ourselves, we will be required to incur significant additional expenditures and commit significant additional management resources to develop an external sales force and implement our sales and marketing strategy.

COMPETITION

    We face intense competition from a wide range of pharmaceutical, biotechnology and diagnostic companies, as well as academic and research institutions and government agencies. Our competitors include organizations that are pursuing the same or similar technologies as those which constitute our technology platform and from organizations that are pursuing pharmaceutical or diagnostic products that are competitive with our potential products. Many of our competitors compete against us for strategic alliance partners for their research and development and commercialization programs. Many of the organizations competing against us have greater capital resources, research and development staffs and facilities, experience in drug discovery and development and in obtaining regulatory approval and pharmaceutical product manufacturing and marketing capabilities than we have.

    Principal competitive factors in our industry include:

    - the quality and breadth of an organization's technology;

    - the skill of an organization's employees and its ability to recruit and retain skilled employees;

    - an organization's intellectual property estate; and

    - the range of capabilities from target identification and validation to drug discovery and development to manufacturing and marketing.

    We believe that the quality and breadth of our technology platform, the skill of our employees and our ability to recruit and retain skilled employees, our aggressive program of seeking patent protection for gene discoveries and our capabilities for early stage research and drug discovery are competitive strengths. Many large pharmaceutical and biotechnology companies have significantly larger intellectual property estates than we do and greater capabilities than we do in preclinical and clinical development, sales, marketing manufacturing and regulatory affairs.

EMPLOYEES

    As of December 31, 1999, we had approximately 952 full-time employees, of whom approximately 284 hold Ph.D. or M.D. degrees and approximately 219 hold other advanced degrees. Approximately 763 of our employees are engaged in research and development activities and approximately 189 are engaged in business development, finance, operations support and administration. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that relations with our employees are good.

RISK FACTORS THAT MAY AFFECT RESULTS

    This Annual Report on Form 10-K, together with the accompanying letter to shareholders, contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be considered to be forward-looking statements. Although not a complete list of words that might identify forward-looking statements, we use the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions to identify forward-looking statements. There are a number of important factors that could cause Millennium's actual results to differ materially from those indicated by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussd elsewhere in this Form 10-K.

REGULATORY RISKS

CLINICAL TRIALS OF OUR PRODUCT CANDIDATES MAY NOT BE SUCCESSFUL

    In order to obtain regulatory approvals for the commercial sale of any products, we or our alliance partners will be required to demonstrate through preclinical testing and clinical trials that the product is safe and efficacious. Prior to our merger with LeukoSite in December 1999, neither we nor any of our alliance partners had initiated human clinical trials with respect to any product or service based upon our discoveries or filed an investigational new drug application with the United States Food and Drug Administration, or FDA, to do so.

    The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, we, our collaborators or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons.

    The rate of completion of any clinical trials that we conduct will be dependent on the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the availability of alternative treatments, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may cause us to incur increased costs and program delays.

RELIANCE ON THIRD PARTIES TO CONDUCT TRIALS

    To date, all of our clinical trials have been conducted by third parties under contract to us. Although we acquired certain clinical trial capabilities in our merger with LeukoSite, for the foreseeable future we expect to rely primarily on our strategic alliance partners and other third parties to conduct clinical trials of our products in most circumstances. We will have less control over such clinical trials than if we were conducting the trials directly. As a result, these trials may not begin or be completed as planned.

WE MAY NOT OBTAIN REGULATORY APPROVALS; THE APPROVAL PROCESS IS COSTLY AND
LENGTHY

    We must obtain regulatory approvals for our ongoing development activities and before marketing or selling any product or service. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products and services. In particular, we may not receive regulatory approval from the FDA or any other regulatory authority to market CAMPATH-Registered Trademark- monoclonal antibody, our most advanced product candidate. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals.

    The process of obtaining FDA and other required regulatory approvals, including approvals in other countries, is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. Any delay in obtaining or failure to obtain required clearance or approvals could materially adversely affect our ability to generate revenues from the affected product or service. We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.

    Certain of the products that are likely to result from our research and development programs may be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. One example of such a technology is gene therapy. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

    Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

    We also are subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our future products and services. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries.

    All of these regulatory risks also are applicable to development, manufacturing and marketing undertaken by our alliance partners or other collaborators.

EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY REVIEW

    The manufacturer of products for which we obtain marketing approval and the manufacturing facilities used to make such products will be subject to continual review and periodic inspections by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

    If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

RISKS RELATING TO OUR INDUSTRY, BUSINESS AND STRATEGY

THE GENOMICS INDUSTRY IS NEW; WE HAVE NOT COMMERCIALIZED ANY PRODUCTS

    The genomics industry is new and evolving rapidly. To date, we have not commercialized any products. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

    We have completed development of only one product, CAMPATH-Registered Trademark- monoclonal antibody, and have only recently applied to the FDA for approval to market this product. All of the other products that we are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. We may need to successfully address a number of technological challenges in order to complete development of any of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

WE PLAN TO EXPAND RAPIDLY; IF WE CANNOT MANAGE OUR GROWTH SUCCESSFULLY, OUR GROWTH MAY SLOW OR STOP

    We have rapidly expanded our operations and expect to continue to expand. Our growth has placed, and will continue to place, a significant strain on our management, operating and financial systems. If we cannot manage our expanding operations, we may not be able to continue to grow or we may grow at a slower pace. Furthermore, our operating costs may escalate faster than planned. In order to manage our growth successfully, we must:

    - Maintain close coordination among our executive, finance, operations, research and development organizations;

    - Improve our operating, financial and accounting systems, procedures and controls;

    - Expand, train and manage our employee base effectively; and

    - Acquire and lease significant additional equipment and facilities.

THE ACQUISITIONS WE MAKE MAY NOT BE SCIENTIFICALLY OR COMMERCIALLY SUCCESSFUL

    We completed our merger with LeukoSite on December 22, 1999. We may not be able to successfully integrate or profitably manage LeukoSite's businesses. In addition, the combination of our businesses with LeukoSite's may not achieve revenues, net income or loss levels, efficiencies or synergies that justify the merger. The combined company may experience slower rates of growth as compared to the historical rates of growth of Millennium and LeukoSite independently.

    All acquisitions, including our merger with LeukoSite, involve a number of operational risks, including:

    - Difficulty and expense of assimilating the operations, technology and personnel of the acquired business;

    - Inability to retain the management, key personnel and other employees of the acquired business;

    - Inability to maintain the acquired company's relationships with key third parties, such as alliance partners;

    - Exposure to legal claims for activities of the acquired business prior to acquisition;

    - Diversion of management attention; and

    - Amortization of substantial goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

    If we make additional significant acquisitions in which the consideration paid includes stock or other securities, our outstanding common stock may be significantly diluted. If we make one or more significant acquisitions in which the consideration paid includes cash, we may be required to use a substantial portion of our available cash.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL

    Our success is substantially dependent on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, our business and operating results could be seriously harmed.

    In addition, our future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

    The stock options held by LeukoSite employees became fully vested upon the closing of our acquisition of LeukoSite. This acceleration may adversely affect our ability to retain former LeukoSite employees.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS AND SERVICES BEFORE OR MORE SUCCESSFULLY THAN WE DO

    The fields of genomics, biotechnology and pharmaceuticals are highly competitive. We will not succeed if we cannot compete effectively in these fields. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. As a result, our competitors may identify genes associated with diseases or discover, develop and commercialize products or services based on such genes before we do. In addition, our competitors may discover, develop and commercialize products or services which render non-competitive or obsolete the products or services that we or our strategic alliance partners are seeking to develop and commercialize.

    Under the Orphan Drug Act, a sponsor of an application to the FDA may seek to obtain a seven-year period of marketing exclusivity for a drug intended to treat a rare disease or condition, which is defined as a disease or condition that occurs in fewer than 200,000 patients. In the event that a competitor receives orphan drug designation and obtains the FDA marketing exclusivity for a drug intended to treat the same rare disease or condition before we obtain such approval, we would not be permitted by the FDA to market our product in the United States for the same use during the exclusivity period. If we receive an orphan drug designation, it may be very expensive to assert our rights under the Orphan Drug Act. In addition, if we receive seven-year marketing exclusivity, the FDA may rescind the period of exclusivity under certain circumstances, including our failure to assure a sufficient quantity of the drug.

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RISKS RELATING TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

WE HAVE INCURRED SUBSTANTIAL LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE WILL NOT BE SUCCESSFUL UNLESS WE REVERSE THIS TREND

    We have incurred losses in four of the last six years including losses in the year ended December 31, 1999. We expect to continue to incur substantial operating losses in future periods.

    To date, substantially all of our revenues have resulted from payments from strategic alliance partners. We have not received any revenues from the sale of products.

    We expect to increase our spending significantly as we continue to expand our infrastructure, research and development programs and commercialization activities. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

WE MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN

    We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products, meet our obligations to our strategic alliance partners and manufacture and market any products and services that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

    - Our ability to establish and maintain strategic alliances

    - Continued progress in our discovery and development programs

    - The number and scope of our discovery and development programs

    - The progress of the development efforts of our strategic partners

    - The scope and results of clinical trials initiated by us

    - The time and costs involved in obtaining regulatory approvals

    - The cost of acquisitions of businesses, products and technologies

    - The cost of manufacturing and commercialization activities

    - The cost of continuing to build our infrastructure, including additional requirements for facilities and costs of recruiting personnel

    - The timing, receipt, and amount of milestones and other payments from our alliance partners

    - The timing, receipt and amount of sales and royalties from our potential products and services in the market

    - The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies

    - Competing technological and market developments

    We may seek to raise additional financing through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us.

    If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our discovery or development programs. We could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

RISKS RELATING TO DEVELOPMENT OF GENOMICS AND GENETICS BASED TECHNOLOGY AND
  PRODUCTS

IF OUR TECHNOLOGICAL APPROACHES ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO DEVELOP AND COMMERCIALIZE ANY PRODUCTS AND SERVICES

    Our genomics research is focused primarily on diseases that may be linked to several or many genes working in combination. Both we and the general scientific and medical communities have a limited understanding relating to the role of genes and their products in these diseases. Our technological approaches to drug target identification and validation may not enable us to successfully identify and characterize genes and their products that predispose individuals to diseases. If we do not identify such drug targets, we may not be able to successfully develop and commercialize any products or services. Even if we do identify such drug targets, we will have to do substantial additional work to translate these discoveries into products.

WE MAY NOT BE ABLE TO OBTAIN BIOLOGICAL MATERIAL, INCLUDING HUMAN AND ANIMAL DNA SAMPLES REQUIRED FOR OUR GENETIC STUDIES

    Our gene identification strategy includes genetic studies of families and populations prone to particular diseases. These studies require the collection of large numbers of DNA samples from affected individuals, their families and other suitable populations as well as animal models. The availability of DNA samples and other biological material is important to our ability to discover the genes responsible for human diseases through human genetic approaches and other studies. Competition for these resources is intense; and access to suitable populations, materials and samples could be limited by forces beyond our control, including governmental actions. Some of our competitors may have obtained access to significantly more family and population resources and biological materials than we have obtained. As a result, we may not be able to obtain access to DNA samples necessary to support our human gene discovery programs.

RISKS RELATING TO STRATEGIC ALLIANCE PARTNERS

WE DEPEND ON STRATEGIC ALLIANCE PARTNERS; OUR BUSINESS MAY SUFFER IF ANY OF OUR STRATEGIC ALLIANCE PARTNERS BREACHES THEIR AGREEMENT OR FAILS TO SUPPORT OR TERMINATES THEIR ALLIANCE WITH US

    We conduct most of our discovery and development activities through strategic alliances. The success of these programs is heavily dependent on the efforts and activities of our strategic alliance partners. Our agreements with our alliance partners allow them significant discretion in determining the efforts and resources that they will apply to the alliance. Our existing and any future alliances may not be scientifically or commercially successful.

    The risks that we face in connection with these alliances include:

    - If any of our alliance partners were to breach or terminate an agreement with us, reduce its funding or otherwise fail to conduct its collaborative activities successfully, we could be required to devote additional internal resources to the program that is the subject of the alliance, scale back or terminate the program, seek an alternative partner or license or otherwise secure intellectual property rights previously associated with the alliance in order to continue the program.

    - All of our strategic alliance agreements are subject to termination under various circumstances, including in many cases on short notice without cause. Some of our alliance agreements provide that if we fail to meet specified performance criteria, our alliance partner may terminate the agreement while maintaining rights and licenses to certain of our discoveries. If an alliance partner terminates its alliance with us, it may adversely affect the perception of us in the business and financial communities.

    - In our strategic alliance agreements, we generally agree not to conduct certain research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development we may pursue, either alone or in collaboration with third parties.

    - Our alliance partners may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the alliance with us. Such competing products and services may result in our alliance partner withdrawing financial and related support for our product and service candidates.

    - Reductions in marketing or sales efforts or a discontinuation of marketing or sales efforts of our products or services by our alliance partners would reduce our revenues, which in many cases will be based on a percentage of net sales by our alliance partner. Our alliance partners may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries.

    - We will rely on our alliance partners to manufacture most products covered by our alliances. For example, Becton Dickinson has the sole right to manufacture Melastatin-TM-.

WE MAY NOT BE SUCCESSFUL IN ESTABLISHING ADDITIONAL STRATEGIC ALLIANCES

    An important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate alliance partners. We may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

CONFLICTS MAY ARISE BETWEEN US AND OUR MAJORITY-OWNED SUBSIDIARY

    We have a subsidiary, Millennium Predictive Medicine, Inc., or MPMx, in which minority equity interests are held by third parties. In addition, we may establish additional subsidiaries in the future in which the subsidiary sells minority equity interests to third parties. Conflicts may arise between us and such subsidiaries, including with respect to:

    - the allocation of business opportunities;

    - the sharing of rights, technologies, facilities, personnel and other resources; and

    - the fiduciary duties owed by officers and directors who provide services to both us and one or more of these subsidiaries.

RISKS RELATING TO INTELLECTUAL PROPERTY

WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES, THE PATENT PROTECTION WE HAVE OR MAY OBTAIN MAY BE INADEQUATE AND WE MAY INFRINGE PATENT RIGHTS OF THIRD PARTIES

    The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.

    Our success depends in significant part on our ability to:

    - Obtain patents;

    - Obtain licenses to the proprietary rights of others on commercially reasonable terms;

    - Operate without infringing upon the proprietary rights of others;

    - Prevent others from infringing on our proprietary rights; and

    - Protect trade secrets.

THERE IS SIGNIFICANT UNCERTAINTY ABOUT THE VALIDITY AND PERMISSIBLE SCOPE OF GENOMICS PATENTS

    The validity and permissible scope of patent claims in the pharmaceutical and biotechnology fields, including the genomics field, involve important unresolved legal principles. For example, there is significant uncertainty both in the United States and abroad regarding the patentability of gene sequences in the absence of functional data and the scope of patent protection available for full-length genes and partial gene sequences. Moreover, certain groups have made certain gene sequences available in publicly accessible databases. These and other disclosures may adversely affect our ability to obtain patent protection for gene sequences claimed by us in patent applications that we file subsequent to such disclosures. There is also some uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

OUR COLLABORATORS MAY PUBLISH DATA THAT WILL LIMIT OUR ABILITY TO OBTAIN PATENT PROTECTION

    Our collaborators have certain rights to publish data and information in which we have rights. While we believe that the limitations on publication of data developed by our collaborators pursuant to our collaboration agreements will be sufficient to permit us to apply for patent protection, there is considerable pressure to publish discoveries. Such publication could affect our ability to obtain patent protection for some inventions in which we may have an interest.

THE PROTECTION THAT OUR PATENTS AND PATENT APPLICATIONS AFFORD US MAY BE LIMITED

    United States and foreign patents may not issue from any patent applications that we own or license. If patents do issue, the claims granted may not be sufficiently broad to protect our technology. Any rights we may have under any issued patents that we own or have licensed may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. In addition, issued patents that we own or license may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States may be maintained in secrecy until patents issue, third parties may have issued patents or have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these patents or patent applications. We cannot be certain that the applicants or inventors of subject matter covered by patent applications or patents that we own or have licensed were the first to invent or the first to file patent applications for such inventions.

DISPUTES REGARDING PATENT RIGHTS MAY BE COSTLY TO RESOLVE AND WE COULD LOSE OUR RIGHTS

    If another party claims the same subject matter or subject matter overlapping with subject matter that we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. Similarly, patents or applications that we have licensed could become the subject of interference proceedings in the United States Patent and Trademark Office, and loss of such an interference proceeding would deprive us of licensed rights under patent protection sought or previously obtained.

OTHERS MAY OWN OR CONTROL PATENTS OR PATENT APPLICATIONS AND REQUIRE US TO SEEK LICENSES OR BLOCK OUR COMMERCIALIZATION EFFORTS

    We may not have rights under certain patents or applications related to our proposed products, processes or services. These patents and patent applications in the United States and abroad may be owned or controlled by third parties. Therefore, in some cases, such as those detailed below, to develop, manufacture, sell or import certain of our proposed products, processes or services, we or our alliance partners may choose to seek or be required to seek licenses under third party patents issued in the United States and abroad or those which might issue from United States and foreign patent applications. If licenses are not available to us on acceptable terms, we or our alliance partners may not be able to develop, manufacture, sell or import these products, processes or services.

    With respect to our product candidate LDP-01, we are aware of third party patents and patent applications which relate to certain anti-CD18 antibodies and their use in various methods of treatment including methods of reperfusion therapy and methods of treating focal ischemic stroke. In addition, our LDP-01, LDP-02, and CAMPATH-Registered Trademark- product candidates are humanized monoclonal antibodies. We are aware of third party patents and patent applications which relate to certain humanized or modified antibodies, products useful for making humanized or modified antibodies, and processes for making and using humanized or modified antibodies. We are also aware of third party patents and patent applications relating to certain manufacturing processes, products thereof and materials useful in such processes.

    Our product candidates LDP-977, LDP-341, and LDP-519 are all small molecule drug candidates. With respect to LDP-341, we are aware of third party patents or patent applications which relate to either intermediates or synthetic processes used in the synthesis of these compounds. Additionally, for the use of LDP-341 and LDP-519 in the treatment of infarctions we are aware of the existence of a potentially interfering patent application filed by one of our former consultants.

OUR RIGHT TO USE CERTAIN TECHNOLOGIES IS DEPENDENT ON LICENSES WHICH COULD BE TERMINATED OR LOST

    We are a party to various license agreements that give us rights under certain intellectual property rights of third parties. We cannot assure you that we will be able to continue to license these rights on commercially reasonable terms, if at all. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on us. Our failure to maintain rights under any license could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL

    We also rely significantly upon unpatented proprietary technology, information, processes and know-how, including proprietary software and databases of proprietary gene sequences and biological information. We seek to protect this information by confidentiality agreements with our respective employees, consultants and other third party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND
COMMERCIALIZATION EFFORTS

    There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that we hold patent applications that cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent these genes.

    Other types of situations in which we may become involved in patent litigation or other proceedings include:

    - We may initiate litigation or other proceedings against third parties to enforce our patent rights or licensed patent rights.

    - We may initiate litigation or other proceedings against third parties to seek to invalidate the patents they hold or to obtain a judgment that our products, processes or services do not infringe their patents.

    - If third parties file patent applications that claim inventions also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention or entitlement to a patent.

    - If third parties initiate litigation or other proceedings claiming that our processes, products or services infringe their patent or other intellectual property rights, we will need to defend ourselves against such claims.

    There can be no assurance that any of the patents that we own or have licensed will ultimately be held valid and enforceable or that efforts to assert or defend any patents or other intellectual property rights would be successful. Similarly, there can be no assurances that products or processes used by us or our alliance partners will not be held to infringe patents or other intellectual property rights of others.

    The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our alliance partners may be enjoined from developing, manufacturing, selling or importing our products, processes or services without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

    Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

RISKS RELATING TO PRODUCT MANUFACTURING, MARKETING AND SALES

THE MARKET MAY NOT BE RECEPTIVE TO OUR PRODUCTS AND SERVICES UPON THEIR INTRODUCTION

    The commercial success of our products and services that are approved for marketing will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. Many of the products and services that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products and services, particularly the first products and services that we introduce to the market based on new technologies and therapeutic approaches.

    Other factors that we believe will materially affect market acceptance of our products and services include:

    - The timing of receipt of marketing approvals and the countries in which such approvals are obtained

    - The safety, efficacy and ease of administration of the product

    - The success of physician education programs

WE HAVE NO SALES, MARKETING OR DISTRIBUTION EXPERIENCE AND CAPABILITIES

    We have no sales, marketing or distribution experience and capabilities. We plan to rely significantly on sales, marketing and distribution arrangements with our strategic alliance partners and other third parties for the products and services that we are developing. For example, our partnership that holds CAMPATH-Registered Trademark- monoclonal antibody will rely solely upon Schering AG and its U.S. affiliate, Berlex Laboratories, for the marketing, distribution and sale of the CAMPATH-Registered Trademark- product throughout the world other than the Far East. The terms of the arrangements that we enter into relating to marketing and sales of our products may not be favorable to us. In addition, we may have limited or no control over the sales, marketing and distribution activities of third parties. Our future revenues will be materially dependent upon the success of the efforts of these third parties with whom we enter into these arrangements.

    If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

    - We may not be able to attract and build a sufficient marketing staff or sales force.

    - The cost of establishing a marketing staff or sales force may not be justifiable in light of any product or service revenues.

    - Our direct sales and marketing efforts may not be successful.

WE HAVE LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS

    We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products and services, apply for regulatory approvals and, ultimately, commercialize any products and services, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

    We currently rely upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also expect to rely upon other third parties, including our strategic alliance partners, to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. Our partnership with ILEX Oncology relies on Boehringer Ingleheim as the sole source manufacturer of CAMPATH-Registered Trademark- monoclonal antibody. There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

    To the extent that we enter into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner. If such third party suppliers fail to perform their obligations, we may be adversely affected in a number of ways, including:

    - We may not be able to initiate or continue clinical trials of products that are under development.

    - We may be delayed in submitting applications for regulatory approvals for our products.

    - We may not be able to meet commercial demands for our products.

    We may in the future determine to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

    The manufacture of products by us and our alliance partners and suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES

    The availability and levels of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our alliance partners obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

ETHICAL, LEGAL AND SOCIAL ISSUES RELATED TO GENETIC TESTING MAY CAUSE OUR DIAGNOSTIC PRODUCTS TO BE REJECTED BY CUSTOMERS OR PROHIBITED OR CURTAILED BY GOVERNMENTAL AUTHORITIES

    Diagnostic tests that evaluate genetic predisposition to disease raise issues regarding the use and confidentiality of the information provided by such tests. Insurance carriers and employers might discriminate on the basis of such information, resulting in a significant barrier to the acceptance of such tests by customers. Such discrimination could cause governmental authorities to prohibit or limit the use of such tests.

RISKS RELATING TO OUR ONGOING OPERATIONS

WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE

    Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human therapeutic and diagnostic products. Product liability claims or product recalls, regardless of the ultimate outcome, could require us to spend significant time and money in litigation and to pay significant damages. We currently have a limited amount of product liability insurance coverage. If we decide to increase our coverage, we may not be able to obtain such additional product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims.

WE COULD INCUR LIABILITIES RELATING TO HAZARDOUS MATERIALS THAT WE USE IN RESEARCH AND DEVELOPMENT ACTIVITIES

    Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. There is a risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result. This type of liability could exceed our resources.

RISKS RELATING TO OUR CONVERTIBLE SUBORDINATED NOTES

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW

    We have substantial amounts of outstanding indebtedness, primarily our 5.50% Convertible Subordinated Notes due January 15, 2007. We also may obtain additional long term debt and working capital lines of credit. As a result of this indebtedness, our principal and interest payment obligations are substantial. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

    Our substantial leverage could have significant negative consequences, including:

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing;

    - requiring the dedication of a substantial portion of our cash from operations to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including capital expenditures;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

    - placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

WE MAY BE UNABLE TO REPURCHASE OUR OUTSTANDING NOTES AS REQUIRED BY THEIR TERMS

    At maturity, the entire outstanding principal amount of our 5.5% convertible subordinated notes will become due and payable. In addition, if a change in control, as defined in the indenture relating to the notes, occurs, each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we satisfy certain conditions specified in the indenture, to pay the repurchase price with shares of common stock. Our borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes, or we could attempt to refinance these borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repurchase of the notes until we pay the senior debt in full.

ITEM 2. PROPERTIES

    We lease a total of approximately 600,000 square feet of laboratory and office space in several buildings located in Cambridge, Massachusetts, with the majority of this space subject to long term leases expiring in 2003, 2013 and 2014. We are in the process of seeking additional space to support our anticipated growth and expect to enter into additional long term leases during 2000.

ITEM 3. LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    No matters were submitted to a vote of security holders of the Company, through solicitation of proxies or otherwise, during the last quarter of the year ended December 31, 1999.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the names, ages and positions of the executive officers of the Company.

NAME                                          AGE                    POSITIONS HELD
----                                        --------                 --------------
Mark J. Levin.............................     49      Chairman of the Board of Directors,
                                                       President and Chief Executive Officer
Kenneth J. Conway.........................     51      President of MPMx
John B. Douglas III.......................     46      General Counsel
Steven H. Holtzman........................     46      Chief Business Officer
John Maraganore, Ph.D.....................     37      Vice President, Strategic Planning and M&A
Christopher K. Mirabelli, Ph.D............     45      President of Pharmaceutical Research and
                                                       Development and Director
Linda K. Pine.............................     48      Senior Vice President, Human Resources
Kevin P. Starr............................     37      Chief Financial Officer
Robert Tepper, M.D........................     44      Chief Scientific Officer

    MR. LEVIN has served as our Chairman of the Board of Directors since
March 1996, as our Chief Executive Officer since November 1994 and as a director of the Company since its inception. From 1987 to 1994, Mr. Levin was a partner at Mayfield Fund, a venture capital firm, and co-director of its Life Science Group. While employed with Mayfield, Mr. Levin was the founding Chief Executive Officer of several biotechnology and biomedical companies, including Cell Genesys Inc., CytoTherapeutics Inc., Tularik Inc. and Focal, Inc. Mr. Levin holds an M.S. in Chemical and

Biomedical Engineering from Washington University. Mr. Levin also serves on the Board of Directors of CytoTherapeutics and Tularik.

    MR. CONWAY has served as president of Millennium Predictive Medicine, Inc., a majority-owned subsidiary of the Company, since its founding in September 1997, after more than 26 years with Chiron Diagnostics Corporation (formerly Ciba Corning), a medical diagnostics company, most recently as Senior Vice President and General Manager of Immuno Diagnostics from 1996 to 1997. Previously, Mr. Conway was a Member of the Office of the President while President of the U.S. group of Chiron from 1991 to 1996. Other positions he held at Chiron include Vice President of several business units, as well as Vice President of manufacturing at the former Corning Medical.

    MR. DOUGLAS has served as our General Counsel since May 1999. Prior to joining us, Mr. Douglas was engaged in the private practice of law as a sole practitioner and as a partner at the Boston law firm of Hutchins, Wheeler & Dittmar from October 1997 until May 1999. Mr. Douglas was previously Senior Vice President and General Counsel of Apple Computer, Inc., a computer hardware company, from January to October 1997. Mr. Douglas was Senior or Executive Vice President and General Counsel of Reebok International Ltd., a sports and fitness products company, from 1994 to January 1997, and was responsible for several other corporate staff functions for most of this period, including Real Estate, Tax, Human Resources and Public Affairs, and he was Vice President and General Counsel of Reebok from 1986 to 1994. Mr. Douglas received his J.D. from Harvard Law School and his A.B. from Colgate University.

    MR. HOLTZMAN has served as Chief Business Officer of the Company since
May 1994. From 1986 to 1993, Mr. Holtzman was with DNX Corporation, a biomedical company, and its subsidiaries. He was founder and first employee of DNX, where he served as a member of the Board of Directors and Executive Vice President. Mr. Holtzman received his graduate B.Phil. degree in Philosophy from Oxford University, which he attended as a Rhodes Scholar. Mr. Holtzman currently serves as the sole biotechnology and pharmaceutical industry representative appointed to President Clinton's National Bioethics Advisory Commission and is a member of the Board of Trustees of the Hastings Center.

    DR. MARAGANORE was appointed our Vice President, Strategic Planning and M&A on December 21, 1999. From July 1997 to December 21, 1999, he served as a director and from May 1997 to December 21, 1999, he served as Vice President and General Manager, of Millennium BioTherapeutics Inc., a majority-owned subsidiary of the Company which merged into the Company on December 21, 1999.
Dr. Maraganore served from 1987 to 1997 at Biogen, Inc., a biopharmaceutical company, serving from 1995 to 1997 as Director of Marketing and Business Development and from 1992 to 1995 as Director of Biological Research.
Dr. Maraganore received his Ph.D. from the University of Chicago.

    DR. MIRABELLI has served as President, Pharmaceutical Research and Development and a director since December 22, 1999, the date of the LeukoSite merger. Previously, he was Chairman of the Board of Directors, President and Chief Executive Officer of LeukoSite, positions he had held since July 1993.
Dr. Mirabelli was a founder of Isis Pharmaceuticals, Inc., a biotechnology company, where he served as Executive Vice President from 1992 to 1993, Senior Vice President of Research and Preclinical Development from 1991 to 1992, and Vice President of Research from 1989 to 1991. Dr. Mirabelli received his B.S. in Biology from the State University of New York at Fredonia and his Ph.D. in pharmacology from Baylor College of Medicine.

    MS. PINE has served as Senior Vice President, Human Resources of the Company since October 1994. From 1990 to 1994, Ms. Pine served as Vice President of Consulting Services for The Survey Group, a regional human resources survey and consulting firm. From 1982 to 1990, she was Vice President of Human Resources and Corporate Relations with Collaborative Research, Inc.

(now Genome Therapeutics Corporation). She earned her B.A. from Brandeis University and her M.P.A. from Northeastern University.

    MR. STARR has served as Chief Financial Officer of the Company since December 1998. From March 1998 to December 1998, he served as the Vice President, Finance of Millennium BioTherapeutics, Inc., while it was a majority-owned subsidiary of Millennium. Prior to joining Millennium Biotheraputics, Mr. Starr held the positions of Corporate Controller and Manager of Financial Analysis at Biogen from 1991 to 1998. Mr. Starr holds a B.A. degree in mathematics and business from Colby College and an M.S. degree in corporate finance from Boston College.

    DR. TEPPER has served as Chief Scientific Officer of the Company since
March 1999. He joined us in August 1994 as Director, Biology and then was Vice President, Biology from January 1996 to November 1997 and Chief Scientific Officer, Pharmaceuticals from November 1997 to March 1999. From 1990 to 1994, Dr. Tepper served as Director of the Laboratory of Tumor Biology at Massachusetts General Hospital Cancer Center where he was the recipient of a Lucille P. Markey Biomedical Scholar award. Dr. Tepper is also a founder and member of the Scientific Advisory Board of Cell Genesys Inc. Dr. Tepper received his M.D. from Harvard Medical School and did his residency in medicine at Massachusetts General Hospital where he was Chief Resident.

                                    PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(A) MARKET PRICE OF AND DIVIDENDS ON MILLENNIUM'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

    The Common Stock of Millennium has been traded on the Nasdaq National Market under the symbol MLNM since May 6, 1996. Prior to May 6, 1996, Millennium's Common Stock was not publicly traded. The following table sets forth for the periods indicated the high and low closing prices per share of our Common Stock as reported by the Nasdaq National Market.

    Our common stock is traded on the Nasdaq National Market under the symbol "MLNM". The following table reflects the range of the reported high and low last sale prices on the Nasdaq National Market for the periods indicated.

                                                                  1999                  1998
                                                           -------------------   -------------------
                                                             HIGH       LOW        HIGH       LOW
                                                           --------   --------   --------   --------
First quarter............................................  $ 38.13     $25.44     $22.38     $17.75
Second quarter...........................................    40.38      30.00      19.00      14.13
Third quarter............................................    77.41      36.75      18.69      10.57
Fourth quarter...........................................   141.69      62.25      25.88      14.75

    On February 15, 2000, the closing price per share of our common stock was $217.75, as reported on The Nasdaq National Market and we had approximately 540 stockholders of record.

    We have never declared or paid any cash dividends on our common stock and we anticipate that we will continue to retain any earnings for the foreseeable future for use in the operation of our business and that we will not pay any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

                        MILLENNIUM PHARMACEUTICALS, INC.
                            SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,                1995        1996        1997        1998        1999
-----------------------              ---------   ---------   ---------   ---------   ---------
Statement of Operations Data:
  (in thousands, except per share
  amounts)
Revenue under strategic
  alliances........................  $  22,880   $  31,764   $  89,933   $ 133,682   $ 183,679

Costs and expenses:
  Research and development.........     17,838      34,803      74,828     114,190     159,877
  General and administrative.......      3,292       7,973      16,517      24,419      32,896
  Acquired in-process R&D..........         --          --      83,800          --     350,503
  Amortization of intangible
    assets.........................         --          --       2,397       2,702       3,816
                                     ---------   ---------   ---------   ---------   ---------
                                        21,130      42,776     177,542     141,311     547,092
                                     ---------   ---------   ---------   ---------   ---------
Income (loss) from operations......      1,750     (11,012)    (87,609)     (7,629)   (363,413)
Interest income (expense), net.....       (466)      2,244       2,977       3,788       9,473
Minority interest..................         --          --       3,410      14,179       1,980
                                     ---------   ---------   ---------   ---------   ---------
Net income (loss)..................  $   1,284   $  (8,768)  $ (81,222)  $  10,338   $(351,960)
                                     =========   =========   =========   =========   =========
Basic net income (loss) per share
  (pro forma in 1995 and 1996).....  $    0.09   $   (0.40)  $   (2.87)  $    0.34   $  (10.45)
Shares used in computing basic net
  income (loss) per share..........     13,852      21,697      28,323      30,319      36,353
Diluted net income (loss) per share
  (pro forma in 1995 and 1996).....  $    0.07   $   (0.40)  $   (2.87)  $    0.33   $  (10.45)
Shares used in computing diluted
  net income (loss) per share......     17,854      21,697      28,323      31,508      36,353

YEAR ENDED DECEMBER 31,                1995        1996        1997        1998        1999
-----------------------              ---------   ---------   ---------   ---------   ---------
Consolidated Balance Sheet Data:
  (in thousands)
Cash, cash equivalents and
  marketable securities............  $  17,847   $  63,848   $  96,557   $ 190,964   $ 261,716
Working capital....................     10,498      60,273      85,571     178,395     227,347
Total assets.......................     25,105      87,744     144,513     257,954     541,625
Long-term debt, net of current
  portion..........................      1,467          --          --          --          --
Capital lease obligations, net of
  current portion..................      2,499       9,308      19,809      24,827      27,488
Stockholders' equity...............     13,096      66,639      91,755     206,362     439,406

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Millennium was founded in 1993. We incorporate large-scale genetics, genomics, high throughput screening, and informatics in an integrated science and technology platform which we apply primarily in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. We currently derive substantially all of our revenue from strategic alliances with major pharmaceutical and biotechnology companies.

    During 1999, we expanded our operations through internal growth, additional strategic alliances and acquisitions. We also hired additional staff in research and drug discovery, informatics, biotherapeutics and diagnostics/prognostics, as well as in other support areas. In December 1999, we acquired LeukoSite in a stock-for-stock merger. LeukoSite is a leader in the discovery and development of therapeutics based upon the biology of leukocytes. Therapeutics developed using LeukoSite technology may be used to treat cancer and inflammatory, autoimmune and viral diseases. Through the LeukoSite acquisition, we extended our pipeline of small molecule and biotherapeutic drug candidates, principally in the areas of oncology and inflammation, and added several preclinical product candidates and six product candidates in clinical trials.

    To date, all of our revenues have resulted from payments from strategic partners and United States government research grants. We have not received any revenue from the sale of products. Our current strategic alliances include the following: two agreements with the Wyeth-Ayerst Division of American Home Products in certain disorders of the central nervous system and in bacterial diseases; an agreement with Bayer in cardiovascular disease, and certain areas of oncology osteoporosis, pain, liver fibrosis, hematology and viral infections; and an agreement with Monsanto in plant agriculture. In addition through our acquisition of LeukoSite we gained the following strategic alliances: a partnership with ILEX Oncology for product development of CAMPATH-Registered Trademark-, a monoclonal antibody product for use in the treatment of chronic lymphocytic leukemia, for which we are currently seeking FDA regulatory approval; and an agreement, through our joint venture partnership with ILEX Oncology, with Schering AG/Berlex Laboratories for product distribution of the CAMPATH-Registered Trademark- product. In addition, we have a number of other strategic alliances. Our strategic alliance agreements have provided us with various combinations of equity investments, license fees and research funding, and may provide certain additional payments contingent upon the attainment of research and regulatory milestones and royalty and/or profit sharing payments based on sales of any products resulting from the collaborations.

    During 2000, we expect to continue to pursue additional alliances and to consider joint development, merger, or acquisition opportunities that may provide us with access to products on the market or in later stages of commercial development than those represented within our current programs. We expect that we will incur increasing expenses and may incur increasing operating losses for at least the next several years, primarily due to expansion of facilities and research and development programs, and as a result of efforts to advance acquired products or our own development programs to commercialization. Our revenues under strategic alliance and licensing arrangements may fluctuate from period to period or year to year; these fluctuations, as well as fluctuations in spending, may result in periods of profitability and periods of losses. Therefore, our results of operations for any period may not be indicative of future results of operations.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

    For the year ended December 31, 1999 (the "1999 Period"), we reported a net loss of $352.0 million or $10.45 per basic and diluted share as compared to net income of $10.3 million or

$0.34 per basic share and $0.33 per diluted share for the year ended December 31, 1998 (the "1998 Period").

    Revenue under strategic alliances increased to $183.7 million for the 1999 Period from $133.7 million for the 1998 Period. During 1999, we recognized revenue from all nine of our partners in twelve alliances. The 1999 Period included $82.5 million from Bayer representing a combination of additional license and research program fees. In addition, during 1999, Monsanto provided $36.4 million in a combination of program and technology transfer fees, performance payments for achievement of research objectives, and payments for administrative and facilities services. During the 1998 Period, we recognized revenue from all seven of our partners in ten alliances. The 1998 Period included a $33.4 million one-time payment from Bayer for licenses granted. In addition, during 1998, Monsanto provided $38.2 million in a combination of program and technology transfer fees, performance payments for achievement of research objectives, and payments for administrative and facilities services. The 1998 Period included a full year of research funding under our eight other alliances as well. Revenues may fluctuate from period to period and there can be no assurance that strategic alliance agreements will continue for their initial term or beyond.

    Research and development expenses increased to $159.9 million for the 1999 Period from $114.2 million for the 1998 Period. The increase was primarily attributable to increased personnel and facilities expenses, increased purchases of laboratory supplies, costs of external collaborations and increased equipment depreciation. We expect research and development expenses to continue to increase as personnel are added and as research and development activities are expanded to accommodate our existing strategic alliances and development efforts. As a result of the LeukoSite merger, we expect to incur significant increases in research and development expense resulting from the addition of several preclinical product candidates and six product candidates in clinical trials.

    General and administrative expenses increased to $32.9 million for the 1999 Period from $24.4 million for the 1998 Period. The increase was primarily attributable to increased expenses for additional management and administrative personnel, as well as to increases in facilities expenses, consulting, and other professional fees associated with the expansion and increased complexity of our operations and business development efforts. We expect that general and administrative expenses will continue to increase as we add capabilities to support the further advancement of our development efforts.

    On December 22, 1999, we acquired LeukoSite for an aggregate purchase price of $550.4 million primarily consisting of 6,676,933 shares of Common Stock and 884,087 shares of Common Stock issuable upon the exercise of LeukoSite options and warrants. The transaction has been recorded as a purchase for accounting purposes and the consolidated financial statements include LeukoSite's operating results from the date of the acquisition. The purchase price has been allocated, based upon an independent valuation, to the assets purchased and liabilities assumed based upon their respective fair values, with the excess of the purchase price over the estimated fair market value of net tangible assets allocated to in-process research and development, assembled workforce, core technology, and goodwill.

    Amounts allocated to goodwill, assembled workforce, and core technology are being amortized on a straight-line basis over a period of four years. The 1999 amortization expense related to these intangibles was $1.1 million. We incurred a nonrecurring charge to operations of $350.5 million for acquired in-process research and development. The valuation of acquired in-process research and development represents the estimated fair value related to incomplete projects that, at the time of the acquisition, had no alternative future use and for which technological feasibility had not been established.

    The cost approach was used to value assembled workforce. This approach establishes the fair value of an asset by calculating the recruiting and loss of productivity costs avoided by obtaining a pre-existent, trained, and fully efficient team. The income approach was used to establish the fair values of core technology and in-process research and development. This approach establishes the fair value of an asset by estimating the after-tax cash flows attributable to the asset over its useful life and then discounting these after-tax cash flows back to a present value.

    With respect to the value of purchased research and development, we considered, among other factors, the research and development project's stage of completion, the complexity of the work completed to date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the projected date to market and the estimated useful life. The respective after-tax cash flows were then discounted back to present value using a risk-adjusted discount rate. The discount rates used in the analysis ranged from 19% to 23 1/4% depending upon the risk profile of the asset.

    We believe that the assumptions used to value the acquired intangibles were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, among others, actual results may vary from the projected results.

    The in-process technology acquired from LeukoSite consisted of five significant research and development projects with values assigned of $14.8 million to $136.3 million for each project. These included humanized monoclonal antibodies for the treatment of refractory chronic lymphocytic leukemia, inflammatory bowel disease and the prevention of post-ischemic reperfusion, small molecule chemotherapeutic agents, and a small molecule compound for treatment of bronchial asthma. Acquired in-process technologies related to preclinical projects consisted of treatments primarily for inflammatory and autoimmune conditions and diseases, as well as treatments for asthma and allergies and were assigned values of $85.8 million. Through the acquisition date, LeukoSite had spent approximately $150 million on in-process research and development projects. We expect to incur approximately $10 million to $25 million for each of the four remaining significant projects and approximately $45 million for all of the projects in preclinical development, to develop the in-process technology into commercially viable projects.

    The estimated stage of completion for acquired research and development projects ranged from 45% to 95%. Of the five projects acquired, one project reached completion in late 1999 with the filing of the BLA, while the others, which are in various stages of Phase I and II clinical trials, are expected to reach completion in 2003 through 2006. The first of the molecules comprising the preclinical development portfolio is expected to reach completion in 2006. To successfully complete the aforementioned projects we will be required to undertake and complete a number of significant activities, including product validation, the successful completion of clinical trials, and governmental regulatory approvals.

    Our ability to successfully complete the research and development projects will be dependent upon numerous factors over which we may have limited or no control. For a discussion of certain factors which may affect our actual results, see "Risk Factors That May Affect Results" beginning on page 22 of this Annual Report on Form 10-K. If these projects are not successfully developed, we may not realize the value assigned to the in-process technology. Additionally, the value of the other intangible assets acquired may also become impaired.

    Interest income increased to $12.5 million for the 1999 Period from $6.2 million for the 1998 Period. The increase resulted from an increase in our average balance of cash, cash equivalents and marketable securities. Interest expense increased to $3.0 million for the 1999 Period from $2.4 million for the 1998 Period due to increased capital lease obligations.

    The minority interest of $2.0 million in 1999 includes the minority shareholder interest of Lilly in the net loss for the 1999 Period of our subsidiary, Millennium BioThereapeutics, Inc.("MBio"), as well as the minority shareholder interest of Becton Dickinson in the net income for the 1999 Period of our majority owned subsidiary, Millennium Predictive Medicine Inc.("MPMx"). As of October 14, 1999, Lilly no longer owned a minority interest in MBio. On December 22, 1999, we merged MBio into us. The minority interest of $14.2 million in 1998 represents the entire net loss of MBio. This loss is attributed completely to the minority stockholder because the minority stockholder provided all equity funding for MBio during 1998.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

    For the 1998 Period, we reported net income of $10.3 million or $0.34 per basic share and $0.33 per diluted share as compared to a net loss of $81.2 million or $2.87 per basic and diluted share for the year ended December 31, 1997 (the "1997 Period").

    Revenue under strategic alliances increased to $133.7 million for the 1998 Period from $89.9 million for the 1997 Period. During the 1998 Period, we recognized revenue from all seven of our partners in ten alliances. During the 1997 Period, we recognized revenue from six partners, AHP, Astra, Lilly, Monsanto, Roche and Pfizer in nine alliances. The 1998 Period included a $33.4 million one-time payment from Bayer. In addition, during 1998, Monsanto provided $38.2 million in a combination of program and technology transfer fees, performance payments for achievement of research objectives, and payments for administrative and facilities services. The 1998 Period included a full year of research funding under our eight other alliances as well. The 1997 Period included a one-time license fee of $38 million from Monsanto.

    Research and development expenses increased to $114.2 million for the 1998 Period from $74.8 million for the 1997 Period. The increase was primarily attributable to increased personnel and facilities expenses, increased purchases of laboratory supplies, external collaborations and increased equipment depreciation.

    General and administrative expenses increased to $24.4 million for the 1998 Period from $16.5 million for the 1997 Period. The increase was primarily attributable to increased expenses for additional management and administrative personnel, as well as to increases in facilities expenses, consulting, and other professional fees associated with the expansion and increased complexity of our operations and business development efforts.

    During 1997, we acquired ChemGenics Pharmaceuticals Inc. ("ChemGenics") for approximately 4.8 million shares of our common stock at $21.50 per share. In connection with the ChemGenics acquisition, we incurred a nonrecurring charge of $83.8 million for acquired in-process research and development in 1997, and amortization expense of $2.7 million in 1998 and $2.4 million in 1997. The in-process research and development was charged to operations because, in management's opinion, technological feasibility for the acquired research and development had not been established and would require a significant amount of additional expenditures over a number of years.

    Interest income increased to $6.2 million for the 1998 Period from $4.4 million for the 1997 Period. The increase resulted from an increase in our average balance of cash, cash equivalents and marketable securities. Interest expense increased to $2.4 million for the 1998 Period from $1.4 million for the 1997 Period due to increased capital lease obligations.

    The minority interest of $14.2 million in 1998 and $3.4 million in 1997 represents the entire net loss of MBio. This loss is attributed completely to the minority stockholder because the minority stockholder provided all equity funding for MBio during these periods.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 1999, we had approximately $261.7 million in cash, cash equivalents and marketable securities, an increase of $70.8 million from December 31, 1998. This excludes $11.2 million of interest-bearing marketable securities classified as restricted cash and other assets on the balance sheet which serve as security deposits for certain of our facilities leases. The increase in cash, cash equivalents and marketable securities is primarily due to cash provided by operations of $22.0 million, the sale of MPMx capital stock of $15.0 million to Becton Dickinson and proceeds from exercises of stock options of $34.1 million. Significant cash outflows included the purchase of $21.3 million of property and equipment and $9.6 million to pay capital lease obligations.

    In February 1999, the Company's subsidiary, MPMx formed a strategic alliance in the diagnostics field with Becton Dickinson. On March 31, 1999, Becton Dickinson made an equity investment in MPMx of $15.0 million, representing approximately an 11% voting interest in MPMx, and paid a $3.0 million licensing fee to MPMx.

    In January 2000, we completed a sale, pursuant to Rule 144A of the Securities Act of 1933, of $400 million of 5.5% Convertible Subordinated Notes due January 15, 2007. The Notes are convertible into shares of our common stock at any time prior to maturity at a price equal to $168.28 per share, subject to adjustment, unless previously repurchased or redeemed by us under certain circumstances. Under the terms of the Notes, we will be required to make semi-annual interest payments on the outstanding principal balance of the Notes on January 15th and July 15th of each year.

    During 1999, we acquired assets under capital leases totaling
$12.8 million. At December 31, 1999, the aggregate outstanding commitment under capital lease obligations was $38.5 million. Over the next several years, we expect capital expenditures to continue at a level at least as significant as expenditures in 1999 as we expand facilities and acquire equipment to support increased research and development and other efforts.

    As of December 31, 1999, we had net operating loss carryforwards of approximately $178 million to offset future federal taxable income and $142.3 million to offset future state taxable income through 2013. Due to the degree of uncertainty related to the ultimate realization of such prior losses, no benefit has been recognized as of December 31, 1999. Moreover, our ability to utilize these losses in future years may be limited under the change of stock ownership rules of the Internal Revenue Service.

    We believe that existing cash, including the proceeds from our January 2000 convertible note offering, our investment securities, and the anticipated cash flow from our current strategic alliances will be sufficient to support our existing operations for the near term. Our actual future cash requirements, however, will depend on many factors, including the progress of our disease research programs, the number and breadth of these programs, achievement of milestones under strategic alliance arrangements, acquisitions, our ability to establish and maintain additional strategic alliance and licensing arrangements, and the progress of our development efforts and the development efforts of our strategic partners.

    We expect that we will require significant additional financing in the future, which we may seek to raise through public or private equity offerings, debt financings, additional strategic alliances or other financing vehicles. However, we can make no assurance that additional financing, strategic alliances or licensing arrangements will be available when needed or that, if available, such financing will be obtained on terms favorable to us or our stockholders. Our forecast of the period of time through which our financial resources will be adequate to support our operations is forward-looking information, and, as such, actual results may vary.

IMPACT OF YEAR 2000

    In prior years, we discussed the nature and progress of our plans to prepare for any system or processing failures which could result from computer programs recognizing the dates represented as "00" as the year 1900 rather than the year 2000. In late 1999, we completed our remediation and testing of our software and hardware systems. As a result of our planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and we believe those systems successfully responded to the Year 2000 date change. Our costs to date concerning the Year 2000 problem have not been material. We are not aware of any material problems resulting from Year 2000 issues, either with our product candidates, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We maintain an investment portfolio in accordance with our Investment Policy. The primary objectives of our Investment Policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Although our investments are subject to credit risk, our Investment Policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. Our investments are also subject to interest rate risk. However, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not own derivative financial instruments in our investment portfolio.

    The interest rates on our capital lease obligations are fixed and therefore not subject to interest rate risk.

    Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                        MILLENNIUM PHARMACEUTICALS, INC.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Millennium Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Millennium Pharmaceuticals, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millennium Pharmaceuticals, Inc. at December 31, 1999 and 1998, and the consolidated results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP
                                          January 27, 2000
                                          Boston, Massachusetts

                        MILLENNIUM PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                    1999        1998
------------                                                  ---------   ---------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Current assets:
Cash and cash equivalents...................................  $  56,775   $138,284
Marketable securities.......................................    204,941     52,680
Due from strategic partners.................................     11,579      6,660
Prepaid expenses and other current assets...................     13,215      5,033
                                                              ---------   --------
Total current assets........................................    286,510    202,657
Property and equipment, net.................................     59,543     38,170
Restricted cash and other assets............................     12,965     11,416
Intangible assets, net......................................    182,607      5,711
                                                              ---------   --------
Total assets................................................  $ 541,625   $257,954
                                                              =========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................  $  22,953   $  6,918
Accrued expenses............................................     17,306      6,186
Deferred revenue............................................      7,936      2,501
Current portion of capital lease obligations................     10,968      8,657
                                                              ---------   --------
Total current liabilities...................................     59,163     24,262
Capital lease obligations, net of current portion...........     27,488     24,827
Minority interest...........................................     15,568      2,503
Commitments and contingencies...............................

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000 shares authorized,
  none issued...............................................         --         --
Common Stock, $0.001 par value; 100,000 shares authorized;
  44,650 shares in 1999 and 34,923 shares in 1998 issued
  outstanding...............................................         45         35
Additional paid-in capital..................................    883,169    296,370
Deferred compensation.......................................     (1,055)      (957)
Notes receivable from officers..............................     (1,026)       (87)
Accumulated other comprehensive income (loss)...............       (739)        29
Accumulated deficit.........................................   (440,988)   (89,028)
                                                              ---------   --------
Total stockholders' equity..................................    439,406    206,362
                                                              ---------   --------
Total liabilities and stockholders' equity..................  $ 541,625   $257,954
                                                              =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,
-----------------------                                        1999        1998        1997
(IN THOUSANDS,                                               ---------   ---------   ---------
EXCEPT PER SHARE AMOUNTS)
Revenue under strategic alliances..........................  $ 183,679   $133,682    $ 89,933
Costs and expenses:
  Research and development.................................    159,877    114,190      74,828
  General and administrative...............................     32,896     24,419      16,517
  Acquired in-process R&D..................................    350,503         --      83,800
  Amortization of intangible assets........................      3,816      2,702       2,397
                                                             ---------   --------    --------
                                                               547,092    141,311     177,542
                                                             ---------   --------    --------
Loss from operations.......................................   (363,413)    (7,629)    (87,609)
Interest income............................................     12,511      6,198       4,412
Interest expense...........................................     (3,038)    (2,410)     (1,435)
Minority interest..........................................      1,980     14,179       3,410
                                                             ---------   --------    --------
Net income (loss)..........................................  $(351,960)  $ 10,338    $(81,222)
                                                             =========   ========    ========
Basic net income (loss) per share..........................  $  (10.45)  $   0.34    $  (2.87)
Shares used in computing basic net income (loss) per
  share....................................................     36,353     30,319      28,323
Diluted net income (loss) per share........................  $  (10.45)  $   0.33    $  (2.87)
Shares used in computing diluted net income (loss) per
  share....................................................     36,353     31,508      28,323

  The accompanying notes are an integral part of these consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)...........................................  $(351,960)  $ 10,338    $(81,222)
Adjustments to reconcile net income (loss) to cash provided
  by operating activities:
Acquired in-process R&D.....................................    350,503         --      83,800
Depreciation and amortization...............................     20,951     16,284      12,168
Minority interest...........................................     (1,980)   (14,179)     (3,410)
Net loss on asset disposal..................................         --         97         433
Stock compensation..........................................      4,041      2,029       1,693
Changes in operating assets and liabilities:
  Prepaid expenses and other current assets.................     (6,166)      (438)     (1,706)
  Due from strategic partners...............................     (4,919)    (5,882)      4,932
  Restricted cash and other assets..........................     (1,126)    (6,276)     (4,465)
  Accounts payable and accrued expenses.....................      9,993      5,645       2,962
  Deferred revenue..........................................      2,654       (552)     (1,480)
                                                              ---------   --------    --------
Net cash provided by operating activities...................     21,991      7,066      13,705

INVESTING ACTIVITIES
Purchase of property and equipment..........................    (21,311)    (7,590)     (4,256)
Sale of marketable securities...............................     84,950     59,606      58,728
Investment in Transform Pharmaceuticals.....................       (107)        --          --
Cash acquired through acquisition of ChemGenics.............         --         --       7,087
Cash acquired through acquisition of LeukoSite..............     11,234         --          --
Purchase of marketable securities...........................   (217,805)   (84,932)    (30,778)
                                                              ---------   --------    --------
Net cash provided by (used in) investing activities.........   (143,039)   (32,916)     30,781

FINANCING ACTIVITIES
Proceeds from sale of Common Stock and warrants.............         --     96,600          --
Proceeds from sale of subsidiary stock......................     15,000         --      20,000
Net proceeds from employee stock purchases..................     34,105      5,699       2,039
Payments on long-term debt..................................         --         --      (1,467)
Payments of capital lease obligations.......................     (9,566)    (7,401)     (5,910)
                                                              ---------   --------    --------
Net cash provided by financing activities...................     39,539     94,898      14,662
                                                              ---------   --------    --------
Increase (decrease) in cash and cash equivalents............    (81,509)    69,048      59,148
Cash and cash equivalents at beginning of year..............    138,284     69,236      10,088
                                                              ---------   --------    --------
Cash and cash equivalents at end of year....................  $  56,775   $138,284    $ 69,236
                                                              =========   ========    ========

NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired under capital leases.....................  $  12,818   $ 15,229    $ 17,426
Deferred compensations relating to issuance of stock
  options...................................................      1,059         --          --
Acquisition of LeukoSite, including direct transaction costs
  of $2,700.................................................    550,371         --          --
MPI buyout of Lilly interest in MBio........................     27,944         --          --
Cash paid for interest......................................      3,038      2,410       1,435

  The accompanying notes are an integral part of these consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           NOTES       ACCUMULATED
                                        COMMON STOCK        ADDITIONAL                   RECEIVABLE       OTHER
                                    ---------------------    PAID-IN       DEFERRED         FROM      COMPREHENSIVE    ACCUMULATED
(IN THOUSANDS, EXCEPT SHARES)         SHARES      AMOUNT     CAPITAL     COMPENSATION     OFFICERS    INCOME (LOSS)      DEFICIT
-----------------------------       ----------   --------   ----------   -------------   ----------   --------------   -----------
Balance at December 31, 1996......  23,914,151     $24       $ 87,790       $(2,768)      $  (245)        $ (18)        $ (18,144)
Issuance of Common Stock..........   4,783,688       5        102,844          (247)
Repurchase of Common Stock........     (87,130)                   (23)
Exercise of stock warrants........     123,589
Employee stock purchases..........     415,312                  2,062
Forgiveness of notes from
  officers........................                                                             79
Stock compensation expense........                                370
Write off deferred stock
  compensation....................                               (119)          119
Stock compensation earned.........                                              904
408K stock match..................      19,788                    330
Net loss..........................                                                                                        (81,222)
Other comprehensive income........                                                                           14
Comprehensive loss................
                                    ----------     ---       --------       -------       -------         -----         ---------

Balance at December 31, 1997......  29,169,398      29        193,254        (1,992)         (166)           (4)          (99,366)
Issuance of Common Stock..........   4,957,660       5         96,595
Repurchase of Common Stock........     (55,200)                   (23)
Exercise of stock warrants........      23,090
Employee stock purchases..........     796,938       1          5,629
Forgiveness of notes from
  officers........................                                                             79
Stock compensation expense........                                565
Write off deferred stock
  compensation....................                               (182)          182
Stock compensation earned.........                                              853
401K stock match..................      31,318                    532
Net income........................                                                                                         10,338
Other comprehensive income........                                                                           33
Comprehensive income..............
                                    ----------     ---       --------       -------       -------         -----         ---------

Balance at December 31, 1998......  34,923,204     $35       $296,370       $  (957)      $   (87)        $  29         $ (89,028)
Issuance of Common Stock..........   9,452,999      10        580,523
Repurchase of Common Stock........      (2,707)                    (1)
Exercise of stock warrants........     126,114
Employee stock purchases..........     122,881                  2,226
Issuance of Common Stock in
  exchange for note from
  officer.........................                                                         (1,026)
Forgiveness of notes from
  officers........................                                                             87
Deferred stock compensation.......                              1,059        (1,059)
Stock compensation expense........                              1,815
Write off deferred stock
  compensation....................                                (33)           33
Stock compensation earned.........                                              928
401K stock match..................      28,126                  1,210
Net income........................                                                                                       (351,960)
Other comprehensive loss..........                                                                         (768)
Comprehensive income..............
                                    ----------     ---       --------       -------       -------         -----         ---------
Balance at December 31, 1999......  44,650,617     $45       $883,169       $(1,055)      $(1,026)        $(739)        $(440,988)
                                    ==========     ===       ========       =======       =======         =====         =========


                                        TOTAL
                                    STOCKHOLDERS'
(IN THOUSANDS, EXCEPT SHARES)          EQUITY
-----------------------------       -------------
Balance at December 31, 1996......    $  66,639
Issuance of Common Stock..........      102,602
Repurchase of Common Stock........          (23)
Exercise of stock warrants........
Employee stock purchases..........        2,062
Forgiveness of notes from
  officers........................           79
Stock compensation expense........          370
Write off deferred stock
  compensation....................
Stock compensation earned.........          904
408K stock match..................          330
Net loss..........................      (81,222)
Other comprehensive income........           14
                                      ---------
Comprehensive loss................      (81,208)
                                      ---------
Balance at December 31, 1997......       91,755
Issuance of Common Stock..........       96,600
Repurchase of Common Stock........          (23)
Exercise of stock warrants........
Employee stock purchases..........        5,630
Forgiveness of notes from
  officers........................           79
Stock compensation expense........          565
Write off deferred stock
  compensation....................
Stock compensation earned.........          853
401K stock match..................          532
Net income........................       10,338
Other comprehensive income........           33
                                      ---------
Comprehensive income..............       10,371
                                      ---------
Balance at December 31, 1998......    $ 206,362
Issuance of Common Stock..........      580,533
Repurchase of Common Stock........           (1)
Exercise of stock warrants........
Employee stock purchases..........        2,226
Issuance of Common Stock in
  exchange for note from
  officer.........................       (1,026)
Forgiveness of notes from
  officers........................           87
Deferred stock compensation.......
Stock compensation expense........        1,815
Write off deferred stock
  compensation....................
Stock compensation earned.........          928
401K stock match..................        1,210
Net income........................     (351,960)
Other comprehensive loss..........         (768)
                                      ---------
Comprehensive income..............     (352,728)
                                      ---------
Balance at December 31, 1999......    $ 439,406
                                      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

[1] BASIS OF PRESENTATION

THE COMPANY

    Millennium Pharmaceuticals, Inc. incorporates large-scale genetics, genomics, high throughput screening, and informatics in an integrated science and technology platform. Millennium applies this technology platform primarily in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Millennium BioTherapeutics, Inc. ("MBio"), and its 89%-owned subsidiary, Millennium Predictive Medicine, Inc. ("MPMx"). As more fully described in Note 3, in December 1999, MBio was merged into the Company. As more fully described in
Note 4, the consolidated financial statements also include the accounts of LeukoSite, Inc. subsequent to December 22, 1999. All intercompany transactions have been eliminated in consolidation.

RISKS AND UNCERTAINTIES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[2] SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Cash equivalents and marketable securities at December 31, 1999 and 1998 are classified as available-for-sale.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and marketable securities. The Company's cash equivalents and marketable securities are held by high-credit-quality financial institutions. By policy, the Company limits the credit exposure to any one financial institution. At December 31, 1999, the Company had no significant concentrations of credit risk.

PROPERTY AND EQUIPMENT

    Equipment consists principally of assets held under capitalized leases and is stated at the present value of future minimum lease obligations. Depreciation is recorded over the shorter of the estimated useful life or the term of the lease using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease.

INTANGIBLE ASSETS

    Intangible assets as of December 31, 1999 consist of goodwill and other intangibles. Goodwill and other intangible assets recorded in connection with the 1999 acquisition of LeukoSite, Inc. (See Note 4) are being amortized over a period of four years. Goodwill recorded in connection with the 1997 acquisition of ChemGenics Pharmaceuticals, Inc. is also being amortized over a period of four

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[2] SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years. Amortization expense for all intangible assets was $3.8 million, $2.7 million, and $2.4 million in 1999, 1998 and 1997, respectively. Accumulated amortization for all intangible assets was $8.9 million, $5.1 million and $2.4 million at December 31, 1999, 1998 and 1997, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which the intangible assets relate in order to ensure that the carrying value of such intangible assets has not been impaired.

REVENUE RECOGNITION

    The Company recognizes revenue under strategic alliances as research services are performed, reimbursable expenses are incurred, certain milestones are achieved or license fees are earned.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position. The Company has identified three operating segments which, under the applicable provision of SFAS No. 131, have been aggregated into one reportable segment. The Company conducts business exclusively in the United States.

    In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133." The Company believes the adoption of this new accounting standard will not have a significant effect to its financial statements as the Company's investment policies prohibit the use of derivatives.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements"
(SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[2] SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accounting principle at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." The Company is currently in the process of evaluating what impact, if any, SAB 101 will have on the financial position or results of operations of the Company.

INCOME TAXES

    The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the Company's balance sheets for other current assets and long-term debt approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

[3] SUBSIDIARIES

MILLENNIUM BIOTHERAPEUTICS, INC.

    In May 1997, the Company established Millennium BioTherapeutics, Inc. ("MBio") as a subsidiary and, pursuant to a Technology Transfer and License Agreement, transferred and/or licensed certain technology to MBio in exchange for 9,000,000 shares of the subsidiary's Series A Convertible Preferred Stock. At that time, MBio entered into a strategic alliance with Lilly for the discovery and development of novel therapeutic proteins. Under the terms of a related stock purchase agreement, Lilly purchased $20 million of Series B Convertible Preferred Stock of MBio for an approximate 18% equity interest in MBio. The accompanying consolidated financial statements include the accounts of MBio since inception. The minority interest in the accompanying consolidated balance sheets reflects the equity interest of Lilly in MBio as of December 31, 1998 and the minority interest in the accompanying consolidated statements of operations includes the minority stockholder's interest in the net loss of MBio for the years ended December 31, 1999, 1998 and 1997.

    In October 1999, Lilly was issued approximately 375,000 shares of Millennium Common Stock in exchange for all shares of MBio Series B Convertible Preferred Stock owned by it. Also in October 1999, MBio amended the terms of its strategic alliance with Lilly. Under the amendment, the research program was refocused from the discovery of new therapeutic proteins to further development of the therapeutic proteins which had been identified in the course of the research program. In December 1999, MBio was merged with and into the Company. Each share of Class B Common Stock of MBio was converted into Millennium Common Stock.

    The Company had entered into certain agreements with this subsidiary to provide specific services and facilities at negotiated fees. Such fees amounted to $10.5 million and $12.5 million in 1999 and 1998, respectively. The Company had subleased approximately $0.6 million of equipment to MBio under an existing capital lease agreement. All such intercompany transactions have been eliminated in consolidation.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[3] SUBSIDIARIES (CONTINUED)
MILLENNIUM PREDICTIVE MEDICINE, INC.

    In September 1997, the Company established a wholly-owned subsidiary, Millennium Predictive Medicine, Inc. ("MPMx"), to develop products and services to optimize the prevention, diagnosis, treatment and management of disease. In February 1999, MPMx announced the formation of a strategic alliance in the diagnostic field with Becton, Dickinson and Company ("Becton Dickinson"). In March 1999, Becton Dickinson made an equity investment in MPMx of $15 million, representing approximately an 11% voting interest in MPMx, and paid a $3.0 million licensing fee to MPMx. The minority interest in the accompanying consolidated balance sheets represents the equity interest of Becton Dickinson in MPMx as of December 31, 1999 and the minority interest in the accompanying consolidated statements of operations includes the minority stockholder's interest in the net profit of MPMx for the year ended December 31, 1999. All intercompany transactions with this subsidiary have been eliminated in consolidation.

[4] LEUKOSITE MERGER

    On December 22, 1999, the Company acquired LeukoSite, Inc. ("LeukoSite") for an aggregate purchase price of $550.4 million primarily consisting of 6,676,933 shares of Common Stock and 884,087 shares of Common Stock issuable upon the exercise of LeukoSite options and warrants. The value of the common stock issued in connection with this merger was calculated using a fair value of $74.52 per share. This per share fair value represents the average closing price of the Company's common stock on the date the merger was announced. Common stock issuable upon exercise of LeukoSite options and warrants was assigned a fair value using the Black-Scholes method. The transaction has been recorded as a purchase for accounting purposes and the consolidated financial statements include LeukoSite's operating results from the date of the acquisition. The purchase price has been allocated to the assets purchased and liabilities assumed based upon their respective fair values, with the excess of the purchase price over the estimated fair market value of net tangible assets allocated to specific intangible assets and goodwill as follows:


(In Thousands)
Goodwill....................................................  $159,080
Assembled workforce.........................................     2,920
Core technology.............................................    18,712
In-process research and development.........................   350,503
                                                              --------

    Total Allocated to Intangibles..........................  $531,215
                                                              ========

    Amounts allocated to goodwill, assembled workforce, and core technology are being amortized on a straight-line basis over a period of four years. The 1999 amortization expense related to these items was $1.1 million. The Company incurred a nonrecurring charge to operations of $350.5 million for acquired in-process research and development. The valuation of acquired in-process research and development represents the estimated fair value related to incomplete projects that, at the time of the acquisition, had no alternative future use and for which technological feasibility had not been established.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[4] LEUKOSITE MERGER (CONTINUED)
    The cost approach was used to value assembled workforce. This approach establishes the fair value of an asset by calculating the recruiting and loss of productivity costs avoided by obtaining a pre-existent, trained, and fully efficient team. To calculate avoided recruiting costs, a unit cost for hiring an employee equivalent to each of those transferred to the Company was calculated and applied to each employee acquired. The avoided loss in productivity was calculated by quantifying the time required for an employee to reach full productivity and applying that amount to each employee's total average cost.

    The income approach was used to establish the fair values of core technology and in-process research and development. This approach establishes the fair value of an asset by estimating the after-tax cash flows attributable to the asset over its useful life and then discounting these after-tax cash flows back to a present value. The discounting process uses a rate of return commensurate with the time value of money and investment risk factors. Accordingly, for the purpose of establishing the fair value of core technology and in-process research and development, revenues for each future period were estimated, along with costs, expenses, taxes and other charges. Revenue estimates were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors.

    With respect to the value of purchased research and development, the Company considered, among other factors, the research and development project's stage of completion, the complexity of the work completed to date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the projected date to market and the estimated useful life. The respective after-tax cash flows were then discounted back to present value using a risk-adjusted discount rate. The discount rates used in the LeukoSite analysis ranged from 19% to 23 1/4%, depending upon the risk profile of the asset.

    The most significant purchased research and development projects that were in-process at the date of the acquisition consisted of a chemotherapeutic agent, a humanized monoclonal antibody for oncology and non-oncology indications, and 10 molecules in preclinical development. In aggregate these projects represent approximately 83% of the in-process value. The chemotherapeutic agent represents approximately 39% of the in-process research and development value. Key assumptions used in the analysis of the chemotherapeutic agent included gross margins of 95% and a discount rate of 22%. The chemotherapeutic agent is a new class of small molecules that acts by inhibiting the proteasome, the complex of a cell which regulates the breakdown of proteins that are critical for cell proliferation. As of the date of the acquisition, the project was expected to be completed and commercially available in the U.S. in 2006, with an estimated cost to complete of approximately $15 to $20 million.

    The humanized monoclonal antibody represents approximately 20% of the in-process research and development value. Key assumptions used in the analysis of this project included gross margins of 100%, as revenue is royalty based, and a discount rate of 19%. The primary indication for this humanized monoclonal antibody relates to the treatment of refractory chronic lymphocytic leukemia. The antibody works by binding to an antigen found on leukemia cells, thus triggering their destruction. As of the date of the acquisition, the BLA for the treatment of refractory chronic lymphocytic leukemia was expected to be completed by the end of 1999 and the product commercially available in the U.S. in 2000. The clinical trials for the other indications for the

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[4] LEUKOSITE MERGER (CONTINUED)
humanized monoclonal antibody are expected to be completed and products commercially available in the U.S. between 2003 and 2004. As the BLA was near completion as of the acquisition date and the clinical trials for the other indications build substantially on work already performed, the estimated cost to complete these projects is not considered significant.

    The portfolio of molecules in preclinical development represents approximately 24% of the in-process research and development value. As these products are expected to be partnered, revenue will be royalty based. Therefore, gross margins of 100% were used in the analysis. The discount rate used in valuing the portfolio of preclinical molecules was 23 1/4%. Molecules in preclinical development relate primarily to treatments for inflammatory and autoimmune conditions and diseases, as well as treatments for asthma and allergies. Of the ten molecules in the preclinical portfolio, the first molecules are expected to be completed and commercially available in the U.S. in 2005 with the remaining molecules expected to be completed and commercially available in the U.S. between 2006 and 2008. The estimated cost to complete all projects in preclinical development is approximately $40 to $45 million.

    The major risk associated with the timely completion and commercialization of these products is the ability to confirm the safety and efficacy of the technology based on the data of long-term clinical trials. If these projects are not successfully developed, future results of operations of the Company may be adversely affected. Additionally, the value of the other intangible assets acquired may become impaired.

    The Company believes that the assumptions used to value the acquired intangibles were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, among others, actual results may vary from the projected results.

    The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of LeukoSite had occurred as of January 1, 1998:

YEAR ENDED DECEMBER 31,                                         1999        1998
-----------------------                                       ---------   ---------
(IN THOUSANDS, EXCEPT
PER SHARE AMOUNTS)
Pro Forma:
Revenues under strategic alliances..........................  $198,150    $147,266
Cost and expenses...........................................   278,401     203,532
                                                              --------    --------
Net loss....................................................  $(80,251)   $(56,266)
                                                              ========    ========
Net loss per share..........................................  $  (1.87)   $  (1.52)
Shares used in calculating net loss per share...............    42,866      36,896

    The pro forma net loss and net loss per share amounts for each period above exclude the acquired in-process research and development charge. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[5] REVENUES--STRATEGIC ALLIANCES

    The Company has formed strategic alliances with major participants in marketplaces where its discovery expertise and technology platform are applicable. These agreements include alliances based on the transfer of the Company's technology platform, alliances which combine technology transfer with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company's disease-based alliances and alliances which combine technology-transfer with a disease focus are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical (small molecule) products. These alliances generally provide research funding over an initial period, with renewal provisions, which vary by agreement. Under these agreements, the Company's partners are required to make additional payments upon the achievement of specific research and product development milestones, and will pay royalties or in some cases profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

SIGNIFICANT ALLIANCES BEGINNING IN 1999

    On February 22, 1999, MPMx and Becton, Dickinson and Company ("Becton Dickinson") formed a strategic alliance in the diagnostic field. The five-year, genomics-based research collaboration focuses on several areas of oncology. Under the alliance, MPMx has agreed to undertake a research program to identify genetic markers and related assays that may be used to develop diagnostic products for several types of cancer. Becton Dickinson has agreed to manufacture and market any products that result from the research of MPMx, and MPMx will receive a royalty based upon gross profits from any related product sales. On March 31, 1999, Becton Dickinson made an equity investment in MPMx of $15.0 million, representing approximately an 11% voting interest in MPMx, and paid a $3.0 million licensing fee to MPMx. Becton Dickinson has agreed to pay MPMx up to $51.5 million in research funding and additional annual license fees, provided the alliance continues for the full five-year term. Becton Dickinson has agreed to pay milestones and royalties to MPMx in connection with the commercialization and sale of any products developed through the alliance.

    Through its merger with LeukoSite, the Company became a party to a joint venture agreement with ILEX Oncology, Inc. (ILEX), to form L&I Partners, L.P. (L&I), for the purpose of developing and commercializing the CAMPATH-Registered Trademark- monoclonal antibody product. In August 1999, L&I, the joint venture, and Schering AG entered into a distribution and development agreement which grants Schering AG exclusive marketing and distribution rights to the CAMPATH-Registered Trademark- product in the U.S., Europe and the rest of the world except Japan and East Asia, where L&I has retained rights. In the United States, Berlex Laboratories, Inc., Schering's U.S. affiliate, and L&I will share in the profits from the sale of the CAMPATH-Registered Trademark-product. On sales made in the rest of the territory, Schering AG has agreed to pay royalties equivalent to the rate of profit sharing expected in the U.S. Under the terms of the agreement, Schering has agreed to make payments of up to $30 million for rights to the CAMPATH-Registered Trademark- product upon the achievement of certain regulatory milestones. The joint venture currently intends to use these funds to pay for ongoing development activity. In
December 1999, the Company and ILEX submitted a Biologics License Application
(BLA) to the United States Food and Drug Administration seeking marketing approval of the CAMPATH-Registered Trademark- product. The Company accounts for its investment in the joint venture under the equity method of accounting and records its share of the income or loss in other income (expense). The Company is reimbursed by the joint

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[5] REVENUES--STRATEGIC ALLIANCES (CONTINUED) venture for certain costs incurred on behalf of the joint venture; these amounts have been recorded as revenue by the Company.

SIGNIFICANT ALLIANCES BEGINNING IN 1998

    In September 1998, the Company entered into a strategic alliance with Bayer AG ("Bayer"). In November 1998, Bayer made an equity investment of
$96.6 million for approximately 4.96 million shares of Millennium common stock. The primary goal of the alliance is for the Company to supply 225 drug targets to Bayer over a period of five years. These targets will be identified as relevant for cardiovascular disease, areas of oncology not covered by Millennium's alliance with Lilly, osteoporosis, pain, liver fibrosis, hematology and viral infections. Future anticipated payments over the full alliance term include $219 million of ongoing license and research program funding, as well as a potential of up to $116 million of performance payments for delivery of targets. Bayer has the right to cancel the agreement after two and three years if certain minimum target delivery objectives are not met. Millennium realized $82.5 million in revenues associated with license fees and research program funding in 1999, and $33.4 million in revenues in the form of an upfront payment in 1998.

SIGNIFICANT ALLIANCES BEGINNING IN 1997 AND EARLIER

    In October 1997, the Company entered into a technology transfer alliance through a collaborative agreement with Monsanto Company ("Monsanto"). Under this agreement, the Company granted to Monsanto exclusive rights to its technologies in the field of plant agriculture, as well as a nonexclusive license to its technologies outside the plant agriculture field. The Company has agreed to collaborate exclusively with Monsanto in the application of those technologies through the establishment of a subsidiary wholly owned by Monsanto. Monsanto agreed to pay $118 million in licensing and technology transfer fees over the five-year term of the agreement. Monsanto may also pay the Company up to $100 million over five years, contingent upon the achievement of mutually agreed-upon research objectives. Millennium may also receive royalty payments from the sale of products, if any, originating from the research conducted by the Monsanto subsidiary. Millennium realized $36.4 million and $38.2 million in revenues associated with technology transfer and license fees, achievement of mutually agreed-upon research objectives, and administrative services under the agreement in 1999 and 1998, respectively, and $38.0 million in revenues in the form of an up-front payment in 1997.

    In July 1996, the Company entered into a strategic alliance with AHP to discover and develop targets and assays to identify and develop small molecule drugs and vaccines for treatment and prevention of disorders of the central nervous system. In addition, this agreement provides for the license and transfer of certain technology to AHP. If certain specified research objectives are not met, AHP may terminate the agreement in September of 2000 or 2001. In August 1999, the Company extended its collaboration in the area of central nervous system disorders for at least an additional two years.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[6] MARKETABLE SECURITIES

    Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. There have been no realized gains or losses on sales of any securities in 1999, 1998 or 1997.

    The amortized cost and estimated fair value of debt securities at December 31, by contractual maturity, are shown below ($ in thousands):

                                                              1999                    1998
                                                     ----------------------   ---------------------
                                                                 ESTIMATED               ESTIMATED
                                                       COST      FAIR VALUE     COST     FAIR VALUE
                                                     ---------   ----------   --------   ----------
Due in one year or less............................  $ 64,918     $ 64,910    $37,406     $37,435
Due in one year to two years.......................   140,762      140,031     15,245      15,245
                                                     --------     --------    -------     -------
                                                     $205,680     $204,941    $52,651     $52,680
                                                     ========     ========    =======     =======

[7] PROPERTY AND EQUIPMENT

    Property and equipment consists of the following at December 31 ($ in thousands):

                                                             1999       1998
                                                           --------   --------
Equipment................................................  $77,094    $52,921
Leasehold improvements and construction in progress......   24,116      9,779
                                                           -------    -------
                                                           101,210     62,700
Less accumulated depreciation and amortization...........   41,667     24,530
                                                           -------    -------
                                                           $59,543    $38,170
                                                           =======    =======

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[8] COMMITMENTS

LEASE COMMITMENTS

    The Company conducts the majority of its operations in leased facilities with leased equipment. At December 31, 1999 and 1998, respectively, the Company has capitalized leased equipment totaling $59.2 million and $46.4 million, with related accumulated amortization of $29.2 million and $21.2 million. Amortization expense related to capitalized leased equipment is included in depreciation expense.

    The Company leases its laboratory and office space under operating lease agreements with various terms and renewal options, including major facilities with lease expirations in 2003, 2013 and 2014. In addition to minimum lease commitments, these lease agreements require the Company to pay its pro rata share of property taxes and building operating expenses. At December 31, 1999, the Company has pledged $3.1 million of marketable securities as security for one letter of credit for the same amount with the purpose of securing one of the leased facilities. In addition, approximately $8.0 million is being held as a security deposit on another one of the leased facilities.

    At December 31, 1999, future minimum commitments under leases with noncancelable terms of more than one year are as follows ($ in thousands):

                                                          CAPITAL    OPERATING
                                                           LEASES     LEASES
                                                          --------   ---------
Year:
  2000..................................................  $13,325    $ 17,991
  2001..................................................   13,389      17,122
  2002..................................................   11,444      15,627
  2003..................................................    5,777      14,358
  2004..................................................    1,873      10,719
  Thereafter............................................       --      86,905
                                                          -------    --------
Total...................................................   45,808    $162,722
                                                                     ========
Less amount representing interest.......................    7,352
                                                          -------
Present value of minimum lease payments.................   38,456
Less current portion of capital lease obligations.......   10,968
                                                          -------
Capital lease obligations...............................  $27,488
                                                          =======

    Total rent expense was $15.1 million in 1999, $8.5 million in 1998, and $4.2 million in 1997. Sublease rental income in the amount of $0.5 million was recorded in 1999. Interest paid under all financing and leasing arrangements during 1999, 1998, and 1997 approximated interest expense.

EXTERNAL COLLABORATIONS

    The Company funds research efforts of various academic collaborators in connection with its research and development programs. Total future fixed commitments under these agreements are approximately $5.7 million in 2000, $4.3 million in 2001 and $1.3 million in 2002.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[9] STOCKHOLDERS' EQUITY

PREFERRED STOCK

    The Company has 5,000,000 authorized shares of Preferred Stock, $0.001 par value, issuable in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

COMMON STOCK WARRANTS

    At December 31, 1999, the Company has outstanding exercisable warrants to purchase 351,550 shares of Common Stock with a weighted-average exercise price of $14.39 per share, which expire through 2007.

STOCK OPTION PLANS

    The 1993 Incentive Stock Plan (the 1993 Plan) allows for the granting of incentive and nonstatutory options to purchase up to 5,400,000 shares of Common Stock. Incentive options granted to employees generally vest over a four-year period. Nonstatutory options granted to consultants and other nonemployees generally vest over the period of service to the Company. In December 1995, the Company amended the terms of outstanding option agreements to allow option holders the right to immediately exercise outstanding options, with the subsequent share issuances being subject to a repurchase option by the Company under certain conditions according to the original option vesting schedule and exercise price. At December 31, 1999, 19,881 shares issued under the 1993 Plan are subject to the Company's repurchase option.

    The 1996 Equity Incentive Plan (the 1996 Plan) is substantially consistent with the terms of the 1993 Plan and, as amended, provides for the granting of options to purchase 5,600,000 shares of Common Stock.

    The 1996 Director Option Plan (the Director Plan) provides that, upon adoption, each then-eligible nonemployee director be granted a nonstatutory option to purchase 20,000 shares of Common Stock. Thereafter, each new nonemployee director will be granted a nonstatutory option to purchase 30,000 shares of Common Stock upon election to the Board of Directors. Upon completion of the vesting of each option grant under the Director Plan, each nonemployee director will be granted a new nonstatutory option to purchase 20,000 shares of Common Stock. All options will be issued at the then fair market value of the Common Stock, vest ratably over four years and expire ten years after date of grant. A total of 250,000 shares of Common Stock have been reserved for issuance under the Director Plan.

    Under the Employee Stock Purchase Plan (the Stock Purchase Plan), eligible employees may purchase Common Stock at a price per share equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of the employee's compensation or $25,000 in any calendar year. The first offering period began on October 1, 1996. A total of 650,000 shares of Common Stock have been reserved for issuance under the Purchase Plan as amended. At December 31, 1999, subscriptions were outstanding for an estimated 14,000 shares at $56.68 per share.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[9] STOCKHOLDERS' EQUITY (CONTINUED)
    The 1997 Equity Incentive Plan (the 1997 Plan), as amended, provides for the granting of options to purchase 4,000,000 shares of Common Stock. The terms and conditions of the 1997 Plan are substantially consistent with those of the 1993 Plan and the 1996 Plan.

    In connection with the merger of MBio into the Company, MBio's 1997 Equity Incentive Plan (the MBio 1997 Plan) was assumed by Millennium. The MBio 1997 Plan, as assumed, allows for the granting of incentive and nonstatutory options to purchase up to 320,608 shares of common stock of MPI.

    In December 1999, in connection with the merger of LeukoSite and the Company, Millennium assumed the LeukoSite 1993 Stock Option Plan. As assumed, the plan allows for the granting of incentive and nonstatutory options to purchase up to 891,826 shares of Common Stock of Millennium

    Options granted to employees generally vest over a four-year period. Options granted to consultants and other nonemployees generally vest over the period of service.

    In 1994, the Company granted its chief executive officer an option to purchase 533,364 shares of Common Stock for $0.30 per share. In connection with the grant, the Company agreed to provide a loan of up to $267,000 at 7% per annum upon option exercise. In November 1995, the officer exercised this option. The Company made the loan and issued the Common Stock, subject to a repurchase option that lapsed over four years. The loan and related interest, secured by a pledge of the shares issued, were forgiven ratably over 48 months and has now been forgiven in full.

    During 1995 and 1996, the Company granted options to purchase 1,580,682 shares of Common Stock at exercise prices below the deemed fair value for accounting purposes of the stock options at the date of grant. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of approximately $3.5 million to recognize the aggregate difference between such deemed fair value and the exercise price. The deferred compensation is being amortized over the option vesting period of four years.

    During 1999, MBio granted options to purchase 76,180 shares of MBio Common Stock at exercise prices below the deemed fair value for accounting purposes of the stock options at the date of the grant. These options were converted to 14,947 options to purchase common stock of Millennium in connection with the merger of MBio and the Company. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of approximately $1.1 million to recognize the aggregate difference between such deemed fair value and the exercise price. The deferred compensation is being amortized over the option vesting period of four years.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[9] STOCKHOLDERS' EQUITY (CONTINUED)
    The following table presents the combined activity of the 1993 Plan, 1996 Plan, 1997 Plan, the LeukoSite Plan, the MBio 1997 Plan and the Director Plan for the years ended December 31, 1999, 1998 and 1997:

                                             1999                    1998                    1997
                                    ----------------------   ---------------------   ---------------------
                                                 WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                  AVERAGE                 AVERAGE                 AVERAGE
                                                 EXERCISE                EXERCISE                EXERCISE
                                      SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                    ----------   ---------   ---------   ---------   ---------   ---------
Outstanding at January 1..........   6,113,195    $15.13     5,463,635    $12.92     2,762,156     $9.19
Granted...........................   3,297,156     43.72     1,897,365     18.77     3,436,163     14.79
Exercised.........................  (2,138,464)    15.15      (693,618)     5.85      (338,903)     3.46
Canceled..........................    (404,728)    16.56      (554,187)    17.35      (395,781)    11.49
                                    ----------               ---------               ---------
Outstanding at December 31........   6,867,159     28.78     6,113,195     15.13     5,463,635     12.92
                                    ==========               =========               =========
Options exercisable at December
  31..............................   2,574,440    $16.46     2,435,654     11.51     1,821,654     $5.91
                                    ==========               =========               =========

    The weighted-average per share fair value of options granted during 1999, 1998, and 1997 was $36.40, $10.96 and $14.79, respectively

    The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1999 for the above plans:

                                           OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                   -----------------------------------   ---------------------
                                                WEIGHTED-
                                                 AVERAGE     WEIGHTED-               WEIGHTED-
                                                REMAINING     AVERAGE                 AVERAGE
                                               CONTRACTUAL   EXERCISE                EXERCISE
RANGE OF EXERCISE PRICES            NUMBER     LIFE (YRS.)     PRICE      NUMBER       PRICE
------------------------           ---------   -----------   ---------   ---------   ---------
$  0.10--$ 13.62................     829,847       6.10       $  4.91      643,527    $  3.66
  13.87--  16.50................   1,028,441       7.46         15.54      515,540      15.44
  16.58--  18.00................     720,396       7.73         17.23      334,131      17.07
  18.04--  19.62................     985,223       7.91         19.04      407,811      19.04
  19.64--  25.89................     790,621       8.25         21.57      367,744      22.25
  26.18--  31.25................     391,218       9.23         29.70      121,621      28.22
  32.50--  32.50................     736,879       9.23         32.50      116,147      32.50
  34.50--  62.50................     727,192       9.51         46.16       55,034      40.22
  65.00-- 121.59................     562,277       9.86         86.43       12,382      75.33
$122.00--$122.00................      95,065      10.00       $122.00          503    $122.00
                                   ---------                             ---------
                                   6,867,159                             2,574,440
                                   =========                             =========

    At December 31, 1999, 7,208,903 shares of Common Stock were reserved for issuance upon exercise of stock options and warrants.

    The MPMx 1997 Equity Incentive Plan (the MPMx Plan), as amended, allows for the granting of incentive and nonstatutory options to purchase up to 1,917,800 shares of common stock of MPMx.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[9] STOCKHOLDERS' EQUITY (CONTINUED)
    The following table presents the activity of the MPMx 1997 Plan for the years ended December 31, 1999 and 1998. Activity for 1997, consisting entirely of stock option grants, is reflected in the outstanding balance at January 1, 1998:

                                                             1999                   1998
                                                     --------------------   --------------------
                                                                WEIGHTED-              WEIGHTED-
                                                                 AVERAGE                AVERAGE
                                                                EXERCISE               EXERCISE
                                                      SHARES      PRICE      SHARES      PRICE
                                                     --------   ---------   --------   ---------
Outstanding at January 1...........................   136,640     $0.05      773,000     $0.05
Granted............................................   898,380      0.44      255,750      0.05
Exercised..........................................  (549,497)     0.25     (873,459)     0.05
Canceled...........................................   (45,905)     0.23      (18,651)     0.05
                                                     --------               --------
Outstanding at December 31.........................   439,618      0.57      136,640      0.05
                                                     ========               ========

Options exercisable at December 31.................   439,618     $0.57      136,640     $0.05
                                                     ========               ========

    The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1999 for the MPMx plan:

                                                        OPTIONS OUTSTANDING AND
                                                              EXERCISABLE
                                                   ----------------------------------
                                                               WEIGHTED-
                                                                AVERAGE     WEIGHTED-
                                                               REMAINING     AVERAGE
                                                              CONTRACTUAL   EXERCISE
EXERCISE PRICES                                     NUMBER    LIFE (YRS.)     PRICE
---------------                                    --------   -----------   ---------
$0.05--$0.05....................................   227,160        8.78        $.05
  .90-- 0.90....................................   187,858        9.38         .90
 2.00-- 2.00....................................    20,950        9.91        2.00
$8.00--$8.00....................................     3,650        9.96        8.00
                                                   -------        ----        ----
                                                   439,618        9.10        $.57
                                                   =======        ====        ====

    At December 31, 1999, 559,601 shares of Common Stock in MPMx were reserved for issuance upon exercise of stock options.

    SFAS No. 123 Disclosures

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma consolidated net income (loss) and consolidated net income (loss) per share for 1999, 1998 and 1997 as if the compensation cost for the stock option and stock purchase plans had been determined based on

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[9] STOCKHOLDERS' EQUITY (CONTINUED)
the fair value at the grant date for grants in 1999, 1998 and 1997 (in thousands, except per share amounts):

                                        1999                   1998                  1997
                                ---------------------   -------------------   -------------------
                                   AS          PRO         AS        PRO         AS        PRO
                                REPORTED      FORMA     REPORTED    FORMA     REPORTED    FORMA
                                ---------   ---------   --------   --------   --------   --------
Net income (loss).............  $(351,960)  $(400,972)  $10,338    $(6,782)   $(81,222)  $(94,668)
Basic net income (loss) per
  share.......................     (10.45)     (11.03)     0.34      (0.22)      (2.87)     (3.34)
Diluted net income (loss) per
  share.......................     (10.45)     (11.03)     0.33      (0.22)      (2.87)     (3.34)

    The fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                              STOCK OPTIONS                          STOCK PURCHASE PLAN
                                                   ------------------------------------      ------------------------------------
                                                     1999          1998          1997          1999          1998          1997
                                                   --------      --------      --------      --------      --------      --------
Expected life (years)........................         4.4           4.4           4.5           0.5           0.5           0.5
Interest rate................................        5.59%         5.36%         6.12%         4.83%         5.15%         6.14%
Volatility...................................         .67           .70           .70           .67           .70           .70

    The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

    The effects on 1997, 1998 and 1999 pro forma net income (loss) and net income (loss) per share of expensing the estimated fair value of stock options and common shares issued pursuant to the Stock Option and Stock Purchase Plans are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only two, three and four years, respectively, of option grants and share purchases under the Company's plans.

[10] NET INCOME (LOSS) PER SHARE

    Basic net loss per share for 1999 and 1997 is computed using the weighted-average number of common shares outstanding. Net income per share for 1998 is computed using the weighted-average number of common shares and dilutive-equivalent shares from stock options and warrants using the treasury stock method. At December 31, 1999 and 1997, diluted net loss per share is the same as basic net loss per share, as the inclusion of outstanding common stock options and warrants would be antidilutive. At December 31, 1998, the difference between basic and diluted shares used in the computation of earnings per share is 1,189,133 weighted-average common equivalent shares resulting from outstanding common stock options and warrants. The 1999 net loss attributable to common stockholders is calculated by including the deduction of a deemed

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[10] NET INCOME (LOSS) PER SHARE (CONTINUED) preferred stock dividend relating to the excess of the fair value of the common stock over the carrying value of the MBio preferred stock acquired from Lilly.

YEAR ENDED DECEMBER 31,                                           1999           1998          1997
-----------------------                                         ---------      --------      --------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net income (loss).........................................      $(351,960)     $10,338       $(81,222)
Deemed preferred stock dividend...........................        (27,944)          --             --
                                                                ---------      -------       --------
Net loss attributable to common stockholders..............      $(379,904)     $10,338       $(81,222)
                                                                =========      =======       ========
Basic net income (loss) per share.........................      $  (10.45)     $  0.34       $  (2.87)
Shares used in computing basic Net Income (loss) per
  share...................................................         36,353       30,319         28,323
Diluted net income (loss) per share.......................      $  (10.45)     $  0.33       $  (2.87)
Shares used in computing Diluted net income (loss) per
  share...................................................         36,353       31,508         28,323

[11] INCOME TAXES

    The difference between the Company's "expected" tax provision (benefit), as computed by applying the U.S. federal corporate tax rate of 34% to income (loss) before minority interest and provision for income taxes, and actual tax is reconciled in the following chart ($ in thousands):

                                                                1999        1998       1997
                                                              ---------   --------   --------
Loss before minority interest...............................  $(353,940)  $(3,841)   $(84,632)
                                                              ---------   -------    --------
Expected tax benefit at 34%.................................  $(120,340)  $(1,306)   $(28,774)
State tax benefit net of federal benefit....................         11      (231)     (5,078)
Write off of purchased research and development.............    119,171        --      33,520
Amortization of goodwill....................................      1,298     1,081         958
Change in valuation allowance for deferred tax assets
  allocated to tax expense..................................       (543)     (458)     (1,019)
Stock compensation expense..................................        285       788         361
Other.......................................................        118       126          32
                                                              ---------   -------    --------
Income tax provision........................................  $      --   $    --    $     --

    At December 31, 1999, the Company has unused net operating loss carryforwards of approximately $178 million available to reduce federal taxable income and $142.3 million available to reduce state taxable income. The federal net operating loss will expire beginning in 2004 and the state operating loss will begin to expire in 2000. The Company also has federal and state research tax credits of approximately $22.2 million available to offset federal and state income taxes, both of which expire beginning 2005. Due to the degree of uncertainty related to the ultimate use of the loss carryforwards and tax credits, the Company has fully reserved these tax benefits. No income tax payments were made in 1999 or 1998.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[11] INCOME TAXES (CONTINUED)
tax purposes. Significant components of the Company's deferred tax assets as of December 31 are as follows ($ in thousands):

                                                                1999       1998       1997
                                                              --------   --------   --------
Net operating loss carryforwards............................  $ 70,747   $ 6,556    $ 5,758
Research and development tax credit carryforwards...........    22,202    12,720      6,422
Capitalized research costs..................................    21,101     5,875      7,640
Property and other intangible assets........................     5,929     3,310      1,315
Other.......................................................     2,570     1,739      1,255
                                                              --------   -------    -------
Total deferred tax assets...................................   122,549    30,200     22,390
Valuation allowance.........................................  (122,549)  (30,200)   (22,390)
                                                              --------   -------    -------
Net deferred tax assets.....................................  $     --   $    --    $    --

    The valuation allowance increased by $92.3 million during 1999 due primarily to the increase in research and development tax credits, net operating loss carryforwards and the addition of various deferred tax assets related to the LeukoSite merger offset by the utilization of net operating loss carryforwards. The valuation allowance increased by $7.8 million during 1998 due primarily to the increase in research and development tax credits and net operating loss carryforwards. The deferred tax assets acquired from LeukoSite and ChemGenics are subject to review and possible adjustments by the Internal Revenue Service and may be limited due to the change in ownership provisions of the Internal Revenue Code.

    Any subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1999 would be allocated as follows ($ in thousands):

Reported in the statement of operations.....................  $ 26,638
Reported as a decrease to goodwill..........................    58,777
Reported in additional paid-in capital......................    37,134
                                                              --------
                                                              $122,549

[12] SUBSEQUENT EVENT

    In January 2000, the Company completed a sale, pursuant to Rule 144A of the Securities Act of 1933, of $400 million of 5.5% Convertible Subordinated Notes due January 15, 2007. The Notes are convertible into Millennium common stock at any time prior to maturity at a price equal to $168.28 per share, subject to adjustment, unless previously repurchased or redeemed by us under certain circumstances. Under the terms of the Notes, the Company will be required to make semi-annual interest payments on the outstanding principal balance of Notes on January 15th and July 15th of each year.

                        MILLENNIUM PHARMACEUTICALS, INC.

                               DECEMBER 31, 1999

[13] QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                    4Q99        3Q99       2Q99       1Q99       4Q98       3Q98       2Q98       1Q98
                                  ---------   --------   --------   --------   --------   --------   --------   --------
Statement of Operations Data:
(in thousands, except per share
  amounts)
Revenue under strategic
  alliances.....................  $  55,098   $40,316    $47,273    $40,992    $57,963    $26,440    $28,236    $21,043
Costs and expenses:
Research and development........     46,601    38,359     39,484     35,433     33,711     30,014     28,036     22,429
General and administrative......      8,989     8,279      8,502      7,126      6,491      6,090      5,927      5,911
Acquired in-process R&D.........    350,503        --         --         --         --         --         --         --
Amortization of intangible
  assets........................      1,789       676        675        676        675        676        676        675
                                  ---------   -------    -------    -------    -------    -------    -------    -------
                                    407,882    47,314     48,661     43,235     40,877     36,780     34,639     29,015
                                  ---------   -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations...   (352,784)   (6,998)    (1,388)    (2,243)    17,086    (10,340)    (6,403)    (7,972)
Interest income (expense),
  net...........................      2,441     2,612      2,358      2,062      1,417        709        860        802
Minority interest...............       (224)      (83)        34      2,253      4,675      3,418      3,342      2,744
                                  ---------   -------    -------    -------    -------    -------    -------    -------
Net income (loss)...............  $(350,567)  $(4,469)   $ 1,004    $ 2,072    $23,178    $(6,213)   $(2,201)   $(4,426)
                                  =========   =======    =======    =======    =======    =======    =======    =======
Basic net income (loss) per
  share.........................  $   (9.99)  $ (0.12)   $  0.03    $  0.06    $  0.70    $ (0.21)   $ (0.07)   $ (0.15)
Shares used in computing basic
  net income (loss) per share...     37,883    36,370     35,819     35,315     32,900     29,552     29,501     29,262
Diluted net income (loss) per
  share.........................  $   (9.99)  $ (0.12)   $  0.03    $  0.05    $  0.68    $ (0.21)   $ (0.07)   $ (0.15)
Shares used in computing diluted
  net income (loss) per share...     37,883    36,370     38,491     38,193     34,216     29,552     29,501     29,262

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    During the Company's two most recent fiscal years there have been no disagreements with our independent accountants on accounting and financial disclosure matters.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

    Except as set forth below, the information required by this item is incorporated by reference from the information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2000 Annual Meeting of Stockholders to be held on April 12, 2000 (the "Proxy Statement").

    Certain required information about Executive Officers of the Company is contained in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Company."

ITEM 11. EXECUTIVE COMPENSATION

    The information required regarding executive compensation is incorporated by reference from the information under the captions "Election of Directors--Director Compensation," "Compensation of Executive Officers," "Compensation Committee Report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

ITEM 12. STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The information required by this item is incorporated by reference from the information under the caption "Stock Ownership Information" contained in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Transactions" contained in the Proxy Statement.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are included as part of this Annual Report on Form 10-K.

    1.  Financial Statements:

                                                               PAGE NUMBER
                                                              IN THIS REPORT
                                                              --------------
Report of Independent Auditors on Financial Statements......        45

Consolidated Balance Sheets at December 31, 1999 and 1998...        46

Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998, and 1997.........................        47

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998, and 1997.........................        48

Statements of Stockholders' Equity for the years ended
  December 31, 1999, 1998 and 1997..........................        49

Notes to Financial Statements...............................        50

    2. All schedules are omitted as the information required is inapplicable or the information is presented in the consolidated financial statements or the related notes.

    3. The Exhibits listed in the Exhibit Index immediately preceding the Exhibits are filed as a part of this Annual Report on Form 10-K.

(b) The following Current Reports on Form 8-K were filed by the Company since October 1, 1999:

    1. A Current Report on Form 8-K was filed with the Securities and Exchange Commission on October 21, 1999 to report, pursuant to Item 5, that (i) the Company entered into an Agreement and Plan of Merger with its subsidiary, Millennium BioTherapeutics, Inc., (ii) the Company entered into a Share Exchange Agreement with Eli Lilly and Company and (iii) the Company signed an Agreement and Plan of Merger with LeukoSite, Inc. and ANM, Inc. a wholly-owned subsidiary of the Company. An amendment to this Current Report was filed on October 29, 1999.

    2. A Current Report on Form 8-K was filed with the Securities and Exchange Commission on January 6, 2000 to report, pursuant to Item 5, the completion of the acquisition of LeukoSite, Inc. Amendments to this Current Report were filed on January 6, 2000 and January 27, 2000.

    3. A Current Report on Form 8-K was filed with the Securities and Exchange Commission on January 11, 2000 to report, pursuant to Item 5, the Company's intent to offer Convertible Subordinated Notes due January 15, 2007.

    4. A Current Report on Form 8-K was filed with the Securities and Exchange Commission on January 19, 2000 to report, pursuant to Item 5, the sale of Convertible Subordinated Notes.

    5. A Current Report on Form 8-K was filed with the Securities and Exchange Commission on February 9, 2000 to report, pursuant to Item 5, that the date of the Annual Meeting of Stockholders is April 12, 2000 and that the close of business on February 20, 2000 is the date by which a stockholder wishing to present a proposal before the meeting must give notice to the Company.

    THE FOLLOWING TRADEMARKS OF THE COMPANY ARE MENTIONED IN THIS ANNUAL REPORT ON FORM 10-K: MILLENNIUM, MILLENNIUM PHARMACEUTICALS, MILLENNIUM PREDICTIVE MEDICINE, MILLENNIUM BIOTHERAPEUTICS, MBIO, MPMX, LEUKOSITE, CAMPATH, DIAGNOMICS AND MELASTATIN. OTHER TRADEMARKS USED IN THIS ANNUAL REPORT ON FORM 10-K ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                                   SIGNATURES

    In accordance with the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the undersigned, duly authorized officers of Millennium have signed this report on Millennium's behalf.

                                                       MILLENNIUM PHARMACEUTICALS, INC.

Date: February 25, 2000                                By:  /s/ MARK J. LEVIN
                                                            -----------------------------------------
                                                            Mark J. Levin
                                                            Chief Executive Officer

    In accordance with the requirements of the Securities Exchange Act of 1934, the following persons have signed this report below, on behalf of the Company, in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                       DATE
                  ---------                                 -----                       ----
              /s/ MARK J. LEVIN                Chief Executive Officer and
    ------------------------------------         Director (Principal Executive   February 25, 2000
                Mark J. Levin                    Officer)

               /s/ KEVIN STARR                 Chief Financial Officer
    ------------------------------------         (Principal Financial and        February 25, 2000
                 Kevin Starr                     Accounting Officer)

              /s/ JOSHUA BOGER
    ------------------------------------       Director                          February 25, 2000
                Joshua Boger

              /s/ EUGENE CORDES
    ------------------------------------       Director                          February 25, 2000
                Eugene Cordes

         /s/ A. GRANT HEIDRICH, III
    ------------------------------------       Director                          February 25, 2000
           A. Grant Heidrich, III

            /s/ RAJU KUCHERLAPATI
    ------------------------------------       Director                          February 25, 2000
              Raju Kucherlapati

             /s/ ERIC S. LANDER
    ------------------------------------       Director                          February 25, 2000
               Eric S. Lander

        /s/ CHRISTOPHER K. MIRABELLI
    ------------------------------------       Director                          February 25, 2000
          Christopher K. Mirabelli

          /s/ STEVEN C. WHEELWRIGHT
    ------------------------------------       Director                          February 25, 2000
            Steven C. Wheelwright

                                 EXHIBIT INDEX

    The following exhibits are filed as part of this Annual Report on Form 10-K.

       EXHIBIT
         NO.            DESCRIPTION
       -------          -----------
                        ARTICLES OF INCORPORATION AND BY-LAWS

         3.1                 (2)   Amended and Restated Certificate of Incorporation of the
                                   Company

         3.2                 (2)   Amended and Restated Bylaws of the Company

                        INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
                        INDENTURES

         4.1                 (1)   Specimen Certificate for shares of Common Stock, $.001 par value, of the Company

         4.2                   *   Indenture, dated as of January 20, 2000, between the Company and State Street Bank and Trust Company, as Trustee
                                   (including the form of debenture).

                        MATERIAL CONTRACTS

        10.1                 (4)   Form of Master Equipment Lease Financing Agreement, as
                                   amended, dated September 19, 1996 by and between the Company and GE Capital Corporation.

        10.2                 (5)   Amendment to Master Equipment Lease Financing Agreement
                                   dated June 16, 1997 by and between the Company and GE
                                   Capital Corporation.

        10.3                   *   Letter Agreement dated August 5, 1999 relating to Master
                                   Equipment Lease Financing Agreement dated September 19, 1996 by and between the Company and GE Capital Corporation.

        10.4                   *   Addendum to Master Equipment Lease Financing Agreement dated
                                   January 13, 2000 between the Company and GE Capital
                                   Corporation.

        10.5                 (1)   Lease Agreement dated August 26, 1993, as amended, by and
                                   between the Company and the Massachusetts Institute of
                                   Technology.

        10.6                   *   Amendments (Third, Fourth, Fifth, Seventh and Eighth) to
                                   Lease Agreement dated August 26, 1993, as amended, by and
                                   between the Company and the Massachusetts Institute of
                                   Technology.

        10.7                (10)   Sixth Amendment dated January 29, 1999 to Lease Agreement
                                   dated August 26, 1993 by and between the Company and
                                   Massachusetts Institute of Technology.

        10.8                 (7)   Lease dated November 17, 1997 by and between the Company and
                                   FC 45/75 Sidney, Inc.

        10.9                   *   Amendments (First, Second and Third) to Lease dated November
                                   17, 1997 by and between the Company and FC 45/75 Sidney,
                                   Inc.

        10.10                (8)   Lease dated June 12, 1998 by and between the Company and 270
                                   Albany Street Realty Trust.

        10.11               (14)   Lease Agreement for portion of 215 First Street, Cambridge,
                                   MA dated June 8, 1994 between LeukoSite, Inc. and Robert A.
                                   Jones and K. George Najarian, as trustees for Athenaeum
                                   Realty Nominee Trust.

        10.12                (8)   Lease dated June 17, 1998 by and between the Company and
                                   TransAmerica Business Credit Corporation.

       EXHIBIT
         NO.            DESCRIPTION
       -------          -----------
        10.13               +(3)   CNS Research, Collaboration and License Agreement effective as of August 1, 1996 by and between American Home Products
                                   Corporation and the Company.

        10.14               +(5)   Sponsored Research Agreement by and among Whitehead
                                   Institute for Biomedical Research, Affymetrix, Inc.,
                                   Bristol-Myers Squibb Company and the Company dated April 28,
                                   1997.

        10.15               +(5)   Consortium Member Agreement by and among Affymetrix, Inc.,
                                   Bristol-Myers Squibb Company and the Company dated April 28,
                                   1997.

        10.16               +(6)   Agreement dated October 27, 1997 by and among the Company,
                                   Monsanto Company and Cereon Genomics Inc. (formerly Monsanto
                                   Agricultural Genomics II LLC).

        10.17               +(9)   Agreement dated September 22, 1998 by and between the
                                   Company and Bayer AG.

        10.18               +(9)   Investment Agreement dated September 22, 1998 by and between
                                   Bayer AG and the Company.

        10.19               +(9)   Registration Rights Agreement dated November 10, 1998, by
                                   and between Bayer AG and the Company.

        10.20              +(13)   Agreement dated February 21, 1999 by and between Millennium
                                   Predictive Medicine, Inc. and Becton, Dickinson and Company.

        10.21               (13)   Amended and Restated Rights Exchange Agreement dated
                                   February 1, 1999 between the Company and Millennium
                                   Predictive Medicine, Inc.

        10.22               (13)   Technology Transfer and License Agreement dated February 1,
                                   1999 between the Company and Millennium Predictive Medicine,
                                   Inc.

        10.23               (11)   Agreement and Plan of Merger by and between the Company and
                                   Millennium BioTherapeutics, Inc. dated as of October 14,
                                   1999.

        10.24               (12)   Agreement and Plan of Merger among the Company, ANM, Inc.
                                   and LeukoSite, Inc. dated as of October 14, 1999.

        10.25                 +*   Supply Agreement dated as of June 4, 1999 between L&I
                                   Partners, L.P. and Boehringer Ingelheim Pharma KG.

        10.26              +(14)   (a) Agreement of Limited Partnership of L&I Partners, L.P.
                                   (b) License Agreement, dated May 2, 1997, between L&I
                                   Partners, L.P. and LeukoSite, Inc.

        10.27              +(15)   Development Collaboration and License Agreement, dated as of
                                   December 18, 1997, between LeukoSite, Inc. and Genentech,
                                   Inc.

        10.28              +(16)   Distribution and Development Agreement dated August 24, 1999 between L&I Partners, L.P. and Schering AG.

        10.29                  *   Registration Rights Agreement dated January 20, 2000 between the Company and Goldman, Sachs & Co., ING Barings LLC,
                                   FleetBoston Robertson Stephens Inc., and Credit Suisse First
                                   Boston Corporation.

                        MATERIAL CONTRACTS--MANAGEMENT CONTRACTS AND COMPENSATORY PLANS
        10.30               (1)#   1996 Director Option Plan

        10.31               (1)#   Agreement dated as of April 21, 1993, by and between the
                                   Company and Raju Kucherlapati

       EXHIBIT
         NO.            DESCRIPTION
       -------          -----------
        10.32               (1)#   Letter Agreement dated April 14, 1994 by and between the
                                   Company and Steven H. Holtzman.

        10.33               (1)#   Promissory Note dated March 15, 1996 made in favor of the
                                   Company by Steven H. Holtzman.

        10.34                 *#   Form of Employment Offer Letter entered into with certain
                                   executive officers of the Company, together with a schedule of parties thereto.

        10.35                 *#   Executive Employment Agreement with Christopher Mirabelli
                                   dated October 14, 1999 and amendment thereto dated December
                                   21, 1999.

        21                     *   Subsidiaries of the Company.

        23.1                   *   Consent of Ernst & Young LLP, Independent Auditors.

        27                     *   Financial Data Schedule.

------------------------

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended (File No. 333-2490).

(2) Incorporated herein by reference to the Company's 10-Q for the quarter ending March 31, 1996.

(3) Incorporated herein by reference to the Company's 10-Q for the quarter ending June 30, 1996.

(4) Incorporated herein by reference to the Company's 10-Q for the quarter ending September 30, 1996.

(5) Incorporated herein by reference to the Company's 10-Q for the quarter ending June 30, 1997.

(6) Incorporated hereby by reference to the Company's Amendment No. 1 to Current Report on Form 8-K, filed with the SEC on January 30, 1998.

(7) Incorporated herein by reference to the Company's 10-K for the fiscal year ending December 31, 1997.

(8) Incorporated herein by reference to the Company's 10-Q for the quarter ending June 30, 1998.

(9) Incorporated herein by reference to the Company's 10-Q for the quarter ending September 30, 1998.

(10) Incorporated herein by reference to the Company's 10-K for the fiscal year ending December 31, 1998

(11) Incorporated herein by reference to the Company's Registration Statement on Form S-4, as amended (File No. 333-90401)

(12) Incorporated herein by reference to the Company's Registration Statement on Form S-4, as amended (File No. 333-90403)

(13) Incorporated herein by reference to the Company's 10-Q for the quarter ending June 30, 1999.

(14) Incorporated by reference to LeukoSite's Registration Statement on Form S-1 (No. 333-30213).

(15) Incorporated by reference to LeukoSite's Current Report on Form 8-K dated January 26, 1998.

(16) Incorporated by reference to LeukoSite's Current Report on Form 8-K dated August 24, 1999.

# Management contract or compensatory plan or arrangement filed as an exhibit to this Form pursuant to Items 14(a) and 14(c) of Form 10-K.

*   Filed herewith.

+   Confidential treatment requested as to certain portions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date and the information contained in the accompanying prospectus is only current as of the date of the accompanying prospectus.

                                 --------------

                               TABLE OF CONTENTS

                                           Page
                                         --------
              Prospectus Supplement

Prospectus Supplement Summary..........     S-1
Millennium Pharmaceuticals, Inc........     S-1
The Offering...........................     S-1
Risk Factors...........................     S-2
Special Note Regarding Forward-Looking
  Information..........................    S-11
Use of Proceeds........................    S-12
Price Range Of Common Stock............    S-13
Dividend Policy........................    S-13
Capitalization.........................    S-14
Underwriting...........................    S-15
Validity of Common Stock...............    S-16
                   Prospectus

About This Prospectus..................       1
Millennium Pharmaceuticals, Inc........       1
Risk Factors...........................       2
Special Note Regarding Forward-Looking
  Information..........................       2
Ratio of Earnings To Fixed Charges.....       3
Use Of Proceeds........................       3
The Securities We May Offer............       4
Description Of Common Stock and
  Preferred Stock......................       5
Description Of Debt Securities.........       9
Description Of Warrants................      14
Legal Ownership Of Securities..........      16
Plan Of Distribution...................      20
Experts................................      22
Validity Of Securities.................      22
Where You Can Find More Information....      22
Incorporation Of Certain Documents by
  Reference............................      23

                                5,500,000 Shares

                        MILLENNIUM PHARMACEUTICALS, INC.

                                  Common Stock

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                               ROBERTSON STEPHENS
                           CREDIT SUISSE FIRST BOSTON

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